Form 10KSB, Exhibit 13
period 1996-12-31
PS FINANCIAL INC
filed 1997-03-31
CIK 1021575

EXHIBIT 13


--------------------------------------------------------------------------------
1996 ANNUAL REPORT
--------------------------------------------------------------------------------








                                     [LOGO]










                               PS FINANCIAL, INC.
                                Chicago, Illinois

--------------------------------------------------------------------------------
TABLE OF CONTENTS
--------------------------------------------------------------------------------







President's Message .......................................................    1

Selected Consolidated Financial Information ...............................    2

Management's Discussion and Analysis of Financial
  Condition and Results of Operations .....................................    5

Independent Auditors' Report...............................................   19

Consolidated Financial Statements .........................................   20

Corporate Information......................................................   43

--------------------------------------------------------------------------------
PRESIDENT'S MESSAGE
--------------------------------------------------------------------------------

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

         Set forth below are selected consolidated financial and other data of the Company. The financial data is derived in part from, and should be read in conjunction with, the Consolidated Financial Statements and Notes of the Bank presented elsewhere in this Annual Report.


                                                                                     December 31,
                                                               --------------------------------------------     February 28,
                                                                1996          1995        1994         1993        1993
                                                                ----          ----        ----         ----        ----
                                                                                     (In Thousands)
Selected Financial Condition Data:
----------------------------------
Total assets..............................................     $75,133     $53,520     $51,619      $53,854     $49,974
Cash and cash equivalents.................................       8,758       3,754       1,429        5,874       2,445
Loans receivable, net(2)..................................      35,943      34,525      32,890       30,821      32,716
Mortgage-backed securities(3):
   Held to maturity.......................................         ---         ---       1,792        2,026         ---
   Available for sale.....................................       4,702       4,220       1,694          ---         ---
Securities(3):
   Held to maturity.......................................         ---         ---         201          403         855
   Available for sale.....................................      24,080       9,739       7,326        9,044       8,652
Deposits..................................................      42,203      41,047      40,057       41,139      40,363
Total stockholders' equity................................      32,147      11,724      10,512        9,645       8,833


                                                                              Year Ended                 10 Months       Year Ended
                                                                              December 31,                 Ended        ------------
                                                                  ----------------------------------     December 31,   February 28,
                                                                   1996          1995           1994         1993          1993
                                                                   ----          ----           ----         ----          ----
                                                                                       (In Thousands)
Selected Operations Data:
-------------------------
Total interest income.....................................        $4,664        $4,268         $3,854        $3,401         $4,183
Total interest expense....................................         1,781         1,632          1,310         1,169          1,734
                                                                  ------        ------         ------        ------         ------
   Net interest income....................................         2,883         2,636          2,544         2,232          2,449
Provision for loan losses(1)..............................            50           ---             42            27             24
                                                                  ------        ------         ------        ------         ------
Net interest income after provision for loan losses.......         2,833         2,636          2,502         2,205          2,425
Fees and service charges..................................            69            58             76            40             39
Gain (loss) on sales of securities(2).....................           (38)          ---           (365)          (28)           ---
                                                                  ------        ------         ------        ------         ------
Total non-interest income.................................            31            58           (289)           12             39
Total non-interest expense................................         1,233         1,009            838           647            820
                                                                  ------        ------         ------        ------         ------
Income before taxes.......................................         1,631         1,685          1,375         1,570          1,644
Income tax provision......................................           629           630            617           628            643
                                                                  ------        ------         ------        ------         ------
Net income................................................        $1,002        $1,055         $  758        $  942         $1,001
                                                                  ======        ======         ======        ======         ======

-------------
(1) The allowance for loan losses at December 31, 1996, 1995, 1994 and 1993, February 28, 1993 and February 29, 1992 was $186,000, $136,000, $136,000,
     $94,000, $67,000 and $43,000, respectively.

(2) The Bank adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective as of December 31, 1993. Prior to the adoption of SFAS No. 115, investment securities and mortgage-backed securities held for sale were carried at the lower of amortized cost or market value, as adjusted for amortization of premiums and accretion of discounts over the remaining terms of the securities from the dates of purchase.


                                                                                                           10 Months    Year Ended
                                                                           Year Ended December 31,          Ended       ----------
                                                                       -------------------------------    December 31,  February 28,
                                                                        1996        1995          1994        1993          1993
                                                                        ----        ----          ----        ----          ----
Selected Financial Ratios and Other Data:
-----------------------------------------
Performance Ratios:
   Return on assets (ratio of net income to average
     total assets)(1) .............................................     1.71%        1.99%        1.46%        1.83%        1.96%
   Return on equity (ratio of net income to average
     total equity)(1) .............................................     6.55         9.42         7.53        10.21        11.82
   Interest rate spread information:
     Average during period(1) .....................................     3.89         4.26         4.38         4.78         3.96
     End of period ................................................     3.30         3.71         4.26         3.92         3.79
   Net interest margin(2)(1) ......................................     5.03         5.13         5.03         5.39         4.88
   Efficiency Ratio(3) ............................................    42.30        37.45        37.16        28.83        32.96
   Ratio of operating expense to average total assets(1) ..........     2.10         1.91         1.61         1.26         1.60
   Ratio of average interest-earning assets to average
        interest-bearing liabilities ..............................   136.86       127.21       125.08       121.78       126.60

Quality Ratios:
   Non-performing assets to total assets at end
     of period ....................................................     0.37         1.45         0.65         0.33         0.21
   Allowance for loan losses to non-performing loans ..............    65.96        17.55        40.72        53.41        63.21
   Allowance for loan losses to total loans .......................     0.51         0.39         0.41         0.30         0.20

Capital Ratios:
   Equity to total assets at end of period ........................    42.79        21.91        20.36        17.91        17.68
   Average equity to average assets ...............................    26.06        21.18        19.32        17.93        16.56

Regulatory Capital Ratios:(4)
   Total capital ..................................................       --        59.05        54.32        38.93        31.37
   Tier 1 capital .................................................       --        58.37        52.79        37.74        30.85
   Leverage ratio .................................................       --        22.19        20.29        18.08        18.01
   Tangible capital ...............................................    32.77           --           --           --           --
   Core capital ...................................................    32.77           --           --           --           --
   Risk-based capital .............................................    92.91           --           --           --           --

-------------
(1)  Ratios for the ten month period has been annualized.

(2)  Net interest income divided by average interest earning assets.

(3) The efficiency ratio represents noninterest expense as a percent of net interest income and noninterest income before provision for loan losses.

(4) OTS regulatory capital ratios are shown for the years that the Bank was under OTS regulation. Bank Capital ratios are shown for the years the Bank was a state-chartered savings bank.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

         The Bank is a financial intermediary engaged primarily in attracting deposits from the general public and using such deposits to originate one- to four- family residential mortgage and, to a significantly lesser extent, multi-family, commercial real estate, construction and consumer loans primarily in its market area. The Bank's revenues are derived principally from interest earned on loans and, to a lesser extent, from interest earned on investments and mortgage-backed and related securities. The operations of the Bank are influenced significantly by general economic conditions and by policies of financial institution regulatory agencies, including the OTS and the FDIC. The Bank's cost of funds is influenced by interest rates on competing investments and general market interest rates. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financings may be offered.

         The Bank's net interest income is dependent primarily upon the difference or spread between the average yield earned on loans receivable, net and investments and the average rate paid on deposits, as well as the relative amounts of such assets and liabilities. The Bank, like other thrift institutions, is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different times, or on a different basis, than its interest-earning assets.

Comparison of Financial Condition at December 31, 1996 and December 31, 1995

         Total assets at December 31, 1996 were $75.1 million compared to $53.5 million at December 31, 1995, an increase of $21.6 million, or 40.4%. The increase was primarily the result of net proceeds (less ESOP shares) of $19.4 million from the sale of common stock as a result of the conversion from a federal mutual savings bank to a federal stock savings bank. The net proceeds were invested primarily in securities available-for-sale and interest-bearing deposits in other financial institutions. Securities available-for-sale increased $14.4 million from $9.7 million at December 31, 1995 to $24.1 million at December 31, 1996. Interest-bearing deposits increased $5.4 million from $2.8 million at December 31, 1995 to $8.2 million at December 31, 1996.

         Total liabilities at December 31, 1996 were $43.0 million compared to $41.8 million at December 31, 1995, an increase of $1.2 million, or 2.9%. Total deposits increased slightly by $1.2 million from $41.0 million at December 31, 1995 to $42.2 million at December 31, 1996 due to an increase in passbook savings and money market accounts as a result of local economic and competitive factors.

         Total equity at December 31, 1996 was $32.1 million compared to $11.7 million at December 31, 1995, an increase of $20.4 million, or 174.4% as a result of the issuance of common stock in the Conversion. The Company sold 2,182,125 shares of common stock at $10 per share and received proceeds of $19.4 million net of conversion expenses and ESOP shares.

Approximately 50% of the gross proceeds were used by the Company to acquire all of the capital stock of the Bank.

Results of Operations

         The Bank's results of operations depend primarily upon the level of net interest income, which is the difference between the interest income earned on its interest-earning assets such as loans and securities, and the costs of the Bank's interest-bearing liabilities, primarily deposits and borrowings. Results of operations are also dependent upon the level of the Bank's noninterest income, including fee income and service charges, and affected by the level of its noninterest expenses, including its general and administrative expenses. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them, respectively.

Comparison of Operating Results for the Years Ended December 31, 1996 and December 31, 1995

         General. Net income for the year ended December 31, 1996 was $1.0 million, a decrease of $52,000, or 4.9%, from net income of $1.1 million for the year ended December 31, 1995. The decrease was primarily a result of a special Savings Association Insurance Fund ("SAIF") assessment of approximately .65% of all SAIF-insured deposit balances as of March 31, 1995 which totaled $245,000 combined with an increase in the provision for loan losses of $50,000. This was partially offset by an increase in net interest income of $247,000.

         Interest Income. Interest income for the year ended December 31, 1996 was $4.7 million compared to $4.3 million for the year ended December 31, 1995, an increase of $396,000, or 9.2%. The increase in interest income was the result of an increase in the average balance of interest-earning assets from $51.3 million for the year ended December 31, 1995 to $57.3 million for the year ended December 31, 1996. The increase in the average balance of interest-earning assets was largely a result of a $1.5 million increase in loans receivable and a $2.6 million increase in the average balance of securities. The average yield on interest-earning assets decreased from 8.31% for the year ended December 31, 1995 to 8.14% for the year ended December 31, 1996. This was largely a result of a decrease in the yield on securities from 7.05% for the year ended December 31, 1995 to 6.54% for the year ended December 31, 1996 due to securities with higher interest rates being called during 1996 combined with a decrease in the yield on other earning assets of 99 basis points.

         Interest Expense. Interest expense for the year ended December 31, 1996 was $1.8 million compared to $1.6 million for the year ended December 31, 1995, an increase of $147,000, or 9.0%. The increase in interest expense was a result of an increase in average interest-bearing liabilities from $40.4 million for the year ended December 31, 1995 to $41.9 million for the year ended December 31, 1996 combined with an increase in the average cost of funds from 4.05% for the year ended December 31, 1995 to 4.25% for the year ended December 31, 1996. The increase in the cost of funds was a result of an increase in interest rates paid on certificates by the Bank in response to higher market rates. The increased rates paid also resulted in increased average balances of certificates of deposit.

         Net Interest Income. Net interest income for the year ended December 31, 1996 was $2.9 million compared to $2.6 million for the year ended December 31, 1995, an increase of $247,000, or 9.4%. The increase in net interest income was a result of an increase in the ratio of average interest-earning assets to average interest-bearing liabilities from 127.21% for the year ended December 31, 1995 to 136.86% for the year ended December 31, 1996.

         Provision for Loan Losses. The Bank recorded a $50,000 provision for loan losses for the year ended December 31, 1996 compared to no provision for the year ended December 31, 1995. The increase was primarily a result of increased delinquencies of multi-family and commercial real estate loans. At December 31, 1996, the Bank's allowance for losses totaled $186,000, or .51% of total loans and 65.96% of total non-performing loans. The amount of the provision and allowance for estimated losses on loans is influenced by current economic conditions, actual loss experience, industry trends and other factors, such as adverse economic conditions, including declining real estate values, in the Bank's market area. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for estimated losses on loans. Such agencies may require the Bank to provide additions to the allowance based upon judgments which differ from those of management. The loan loss provision for the year ended December 31, 1996 is indicative of management's assessment of the adequacy of the allowance for loan losses, given the trends in historical loss experience of the portfolio and current economic conditions, as well as the fact that the majority of loans are single-family residential loans and the loan-to-values are generally less than 80%. Although management uses the best information available and maintains the Bank's allowance for loan losses at a level it believes adequate to provide for losses, future adjustments to the allowance may be necessary due to economic, operating, regulatory and other conditions that may be beyond the Bank's control. In view of the Bank's focus on one-to-four family lending, management does not expect the Bank's provision to increase in the future at the rate it did for the most recent period, although there can be no assurance that management's expectation will be accurate.

         Noninterest Income. Noninterest income for the year ended December 31, 1996 was $32,000 compared to $58,000 for the year ended December 31, 1995, a decrease of $26,000, or 44.8%. The decrease was primarily a result of losses on sales of securities of $38,000 for the year ended December 31, 1996 compared to no losses for the year ended December 31, 1995. This was partially offset by an increase in service fees collected of $12,000.

         Noninterest Expense. Noninterest expense was $1.2 million for the year ended December 31, 1996 compared to $1.0 million for the year ended December 31, 1995, an increase of $224,000, or 22.2%. The increase was primarily a result of the one-time special SAIF assessment of $245,000 on all SAIF-insured deposits.
This was partially offset by a decrease in compensation and benefits resulting from the termination of the Bank's pension plan during 1996. However, the Bank expects that noninterest expense will increase in the future due to the implementation of new benefit plans such as the ESOP.

         Income Tax Expense.  The provision for income taxes  totalled  $629,000 for the year ended December 31, 1996 compared to $630,000 for the year ended December 31, 1995. The slight decrease was a result of a slight decrease in income before income taxes of $53,000.

Comparison of Operating Results for the Years Ended December 31, 1995 and December 31, 1994

         General. Net income for the year ended December 31, 1995 was $1.1 million compared to $758,000 for the year ended December 31, 1994, an increase of $342,000, or 45.1%. The operating results were primarily affected by the decrease in security losses and the provision for loan losses in 1995, partially offset by an increase in noninterest expense.

         Interest Income. Interest income for the year ended December 31, 1995 was $4.3 million compared to $3.9 million for the year ended December 31, 1994, an increase of $400,000, or 10.3%. A contributing factor in the increase in interest income was a $733,000 increase in the average balance of interest-earning assets coupled with a 69 basis point increase in the yield on average interest-earning assets from 7.62% for the year ended December 31, 1994 to 8.31% for the year ended December 31, 1995. The increase in the average balance of interest-earning assets was due to increases in the average balance of loans receivable of $2.4 million and securities of $1.9 million due to the investment of proceeds from the repayment of maturing investment certificates of deposit and excess cash at the FHLB. The average yield on loans decreased from 9.56% at December 31, 1994 to 9.25% at December 31, 1995 due to the general decline in mortgage rates in 1995 as compared to 1994. The average yield on investment securities increased from 4.46% to 7.05% during the same periods due to the purchase of higher yielding securities and the maturity of lower yielding securities. The average balance of other interest earning assets decreased $3.6 million due to the maturity of investment certificates of deposit while the average yield on such assets increased from 4.28% to 6.22% due to the maturity of lower yielding investment certificates of deposit.

         Interest Expense. Interest expense for the year ended December 31, 1995 was $1.6 million compared to $1.3 million for the year ended December 31, 1994, an increase of $300,000, or 23.1%. The increase in interest expense reflects a higher interest rate environment, as the average cost of interest-bearing liabilities increased by 81 basis points from 3.24% for the year ended December 31, 1994 to 4.05% for the year ended December 31, 1995. Although total average interest-bearing liabilities remained relatively stable, customers shifted their deposits from savings accounts to higher yielding certificates of deposit. The average cost of savings accounts increased from 2.85% for the year ended December 31, 1994 to 3.02% for the year ended December 31, 1995. The average cost of certificates of deposit increased from 3.80% to 5.22% for the same period.

         Net Interest Income. Net interest income of $2.6 million for the year ended December 31, 1995 represented a $100,000 increase from the $2.5 million reported for the year ended December 31, 1994. This increase in net interest income was a result of the increase in average interest-earning assets to average interest-bearing liabilities from 125.08% for the year ended December 31, 1994 to 127.21% for the year ended December 31, 1995. This increase was partially offset by a narrowing of the average net interest spread from 4.38% for the year ended December 31, 1994 to 4.26% for the year ended December 31, 1995. The narrowing of the net interest spread was a result of the average cost of interest-bearing liabilities increasing more rapidly than the average yield on interest-earning assets.

         Provision for Loan Losses. The Bank's provision for loan losses on loans for the year ended December 31, 1995 was zero compared to $42,000 for the year December 31, 1994. The amount of the provision and allowance for estimated losses on loans is influenced by current economic conditions, actual loss experience, industry trends and other factors, such as adverse economic conditions, including declining real estate values, in the Bank's market area. The decrease in the provision for loan losses is indicative of management's assessment of the adequacy of the allowance for loan losses, given the positive trends in historical loss experience of the portfolio and the strength of the local economy, current economic conditions, as well as the fact that the majority of loans are single-family residential loans and the loan-to-values are generally less than 80%. At December 31, 1995, the Bank's allowance for loan losses totaled $136,000 or .39% of total loans and 17.55% of total non-performing loans.

         Noninterest Income. Noninterest income for the year ended December 31, 1995 was $58,000 compared to $(289,000) for the year ended December 31, 1994, an increase of $347,000. The increase was primarily a result of a $365,000 decrease in security losses in 1995 from 1994, partially offset by an $18,000 decrease in other income in 1995.

         Noninterest Expense. Noninterest expense for the year ended December 31, 1995 was $1.0 million compared to $838,000 for the year ended December 31, 1994, an increase of $162,000, or 19.3%. The increase was primarily a result of a $199,000 increase in compensation and benefits, partially offset by a $9,000 decrease in occupancy and equipment expense and a $19,000 decrease in other operating expenses. The primary increase in compensation and benefits was due to the termination of the Bank's pension plan during 1995 which resulted in an increase in pension expense of $132,000.

         Income Taxes. Income tax expense was $630,000 for the year ended December 31, 1995 compared to $617,000 for the year ended December 31, 1994, an increase of $13,000. The increase was largely a result of an increase in income before income taxes from $1.4 million for the year ended December 31, 1994 to $1.7 million for the year ended December 31, 1995, partially offset by an increase in the deferred tax valuation allowance of $89,000 in 1994. See Note 9 of the Notes to the Consolidated Financial Statements for additional information on the Bank's income taxes.

Analysis of Net Interest Income

         Net interest income represents the difference between interest earned on interest-earning assets and interest paid on interest-bearing liabilities. Net interest income depends on the volumes of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on them.

         The following table presents for the periods indicated the total dollar amount of interest income from average interest earning assets and the resultant yields, as well as the interest expense on average interest bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly average balances. Non-accruing loans have been included in the table as loans carrying a zero yield.

                                                                              Year Ended December 31,
                                ---------------------------------------------------------------------------------------------
                                            1996                             1995                                 1994
                                --------------------------------  -----------------------  -----------------------------------
                                  Average     Interest              Average      Interest             Average      Interest
                                Outstanding    Earned/    Yield/  Outstanding     Earned/  Yield/    Outstanding   Earned/  Yield/
                                  Balance       Paid      Rate       Balance       Paid    Rate       Balance       Paid    Rate
                                  -------       ----      ----       -------       ----    ----       -------       ----    ----
                                                                   (Dollars in Thousands)
Interest-Earning Assets:
 Loans receivable(1)............  $35,608      $3,331      9.35%   $34,131      $3,156      9.25%   $31,685      $3,014      9.56%
 Securities(2)..................   11,947         781      6.54      9,250         652      7.05      7,357         327      4.46
 Mortgage-backed securities.....    4,460         275      6.17      3,549         186      5.24      3,600         172      4.78
 Other..........................    5,295         277      5.23      4,407         274      6.22      7,962         341      4.28
                                 --------      ------             --------      ------             --------      ------
  Total interest-earning
    assets(1)(2)................  $57,310       4,664      8.14%   $51,337       4,268      8.31    $50,604       3,854      7.62
                                  =======       -----              =======       -----              =======       -----

Interest-Earning Liabilities:
 Passbook savings...............  $21,559         690      3.20    $21,512         649      3.02    $23,882         680      2.85
 Certificate accounts...........   20,317       1,091      5.36     18,843         983      5.22     16,576         630      3.80
                                 --------       -----             --------      ------             --------      ------
  Total interest-bearing
    liabilities.................  $41,876       1,781      4.25    $40,355       1,632      4.05    $40,458       1,310      3.24
                                  =======       -----      ----    =======      ------      ----    =======       -----      ----
Net interest income.............               $2,883                           $2,636                           $2,544
                                                =====                           ======                           ======
Net interest rate spread........                           3.89                             4.26%                            4.38%
                                                           ====                             ====                             ====
Net earning assets..............  $15,434                          $10,982                          $10,146
                                  =======                          =======                          =======
Net yield on average interest-
  earning assets................                           5.03%                            5.13%                            5.03%
                                                           ====                             ====                             ====
Average interest-earning assets
  to average interest-bearing
  liabilities...................              136.86%                          127.21%                          125.08%
                                              ======                           ======                           ======


                                           Ten Months Ended
                                              December 31,
                                                1993(3)
                                   -------------------------------
                                     Average    Interest
                                   Outstanding   Earned/    Yield/
                                     Balance       Paid      Rate
                                     -------       ----      ----
                                         (Dollars in Thousands)

Interest-Earning Assets:
 Loans receivable(1).............    $32,708     $2,783      10.21%
 Securities(2)...................      9,919        391       4.74
 Mortgage-backed securities......        184          2       1.30
 Other...........................      6,909        225       3.91
                                    --------     ------
  Total interest-earning
    assets(1)(2).................    $49,720      3,401       8.21
                                     =======      -----

Interest-Earning Liabilities:
 Passbook savings................    $24,508        575       2.82
 Certificate accounts............     16,320        594       4.37
                                    --------     ------
  Total interest-bearing
    liabilities..................    $40,828      1,169       3.43
                                     =======      -----       ----
Net interest income..............                $2,232
                                                 ======
Net interest rate spread.........                             4.78%
                                                              ====
Net earning assets...............     $8,892
                                      ======
Net yield on average interest-
  earning assets.................                             5.39%
                                                              ====
Average interest-earning assets
  to average interest-bearing
  liabilities....................             121.78%
                                              ======
--------------
(1) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.
(2)  Calculated based on amortized cost.
(3)  Annualized yield/rate.

         The following table presents the weighted average yields earned on loans, securities and other interest-earning assets, and the weighted average rates paid on savings deposits and the resultant interest rate spreads at the date indicated. Weighted average balances are based on monthly balances.


                                                        At December 31,
                                                 --------------------------
                                                 1996       1995       1994
                                                 ----       ----       ----
Weighted average yield on:
 Loans receivable .............................  8.57%      8.75%      8.81%
 Mortgage-backed securities ...................  6.84       6.08       5.51
 Securities ...................................  6.05       6.98       6.95
 Other interest-earning assets ................  6.53       5.22       5.18
   Combined weighted average yield
     on interest-earning assets ...............  7.41       7.98       7.87

Weighted average rate paid on:
 Passbook savings deposits ....................  3.01       3.00       3.05
 Certificate accounts .........................  5.31       5.58       4.33
   Combined weighted average rate paid
     on interest-bearing liabilities ..........  4.11       4.27       3.61

Spread ........................................  3.30       3.71       4.26

----------------
(1)  Excluding amortization of deferred loan fees.

         The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and that due to the changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.


                                                               Year Ended December 31,               Year Ended December 31,
                                                                    1995 vs. 1996                         1994 vs. 1995
                                                            -------------------------------     ------------------------------------
                                                                  Increase                               Increase
                                                                 (Decrease)                             (Decrease)
                                                                   Due to           Total                 Due to           Total
                                                             -----------------     Increase      ---------------------   Increase
                                                              Volume    Rate      (Decrease)      Volume         Rate   (Decrease)
                                                              ------    ----      ----------      ------         ----   ----------
                                                                                 (Dollars in Thousands)
Interest-earning assets:
 Loans receivable ...................................        $138        $ 37         $175        $ 228         $ (86)    $ 142
 Mortgage-backed securities .........................          53          36           89           (2)           16        14
 Securities .........................................         179         (50)         129           99           226       325
 Other ..............................................          50         (47)           3         (186)          119       (67)
                                                             ----        ----         ----        -----         -----     -----
   Total interest-earning assets ....................        $420        $(24)         396        $ 139         $ 275       414
                                                             ====        ====         ----        =====         =====     -----
Interest-bearing liabilities:
 Passbook savings deposits ..........................        $  1        $ 40         $ 41        $ (70)        $  39       (31)
 Certificate accounts ...............................          79          29          108           95           258       353
                                                             ----        ----         ----        -----         -----     -----
   Total interest-bearing liabilities ...............        $ 80        $ 69          149        $  25         $ 297       322
                                                             ====        ====         ----        =====         =====     -----
Net interest income .................................                                 $247                                 $ 92
                                                                                      ====                                =====

Asset/Liability Management

         In an attempt to manage its exposure to changes in interest rates, management monitors the Bank's interest rate risk. The Board of Directors meets at least quarterly to review the Bank's interest rate risk position and profitability. The Board of Directors also reviews the Bank's portfolio, formulates investment strategies and oversees the timing and implementation of transactions to assure attainment of the Bank's objectives in the most effective manner. In addition, the Board anticipates reviewing on a quarterly basis the Bank's asset/liability position, including simulations of the effect on the Bank's capital of various interest rate scenarios.

         In managing its asset/liability mix, Preferred Savings, depending on the relationship between long- and short-term interest rates, market conditions and consumer preference, often places more emphasis on managing net interest margin than on better matching the interest rate sensitivity of its assets and liabilities in an effort to enhance net interest income. Management believes that the increased net interest income resulting from a mismatch in the maturity of its asset and liability portfolios can, during periods of declining or stable interest rates, provide high enough returns to justify the increased exposure to sudden and unexpected increases in interest rates.

         Management has taken a number of steps to limit to some extent its interest rate risk. First, the Bank focuses its fixed rate loan originations on loans with maturities of 15 years or less. At December 31, 1996, $25.8 million or 95.3% of the Bank's one- to four family residential loan portfolio consisted of fixed rate loans having original terms to maturity of 15 years or less. Second, the Bank offers balloon loans of 10 years or less in an attempt to decrease its asset/liability mismatch. Third, the Bank maintains a portfolio of securities and liquid assets with weighted average lives of three years or less. At December 31, 1996, the Bank had $24.1 million of securities with a remaining average life of 3.19 years. Fourth, the Bank has maintained a mortgage-backed securities portfolio with adjustable-rates. At December 31, 1996, adjustable rate mortgage-backed securities totaled $1.5 million which represented 2.0% of interest-earning assets. Finally, a substantial proportion of the Bank's liabilities consists of passbook savings accounts which are believed by management to be somewhat less sensitive to interest rate changes than certificate accounts.

         The primary objective of Preferred Savings' investment strategy is to provide liquidity necessary to meet funding needs as well as to address daily, cyclical and long-term changes in the asset/liability mix, while contributing to profitability by providing a stable flow of dependable earnings. Investments generally include interest-bearing deposits in other federally insured financial institutions, FHLB stock and U.S. Government securities.

         Generally, the investment policy of the Bank is to invest funds among various categories of investments and maturities based upon the Bank's need for liquidity, to achieve the proper balance between its desire to minimize risk and maximize yield, to provide collateral for borrowings, and to fulfill the Bank's asset/liability management policies.

         Preferred Savings' cost of funds responds to changes in interest rates due to the relatively short-term nature of its deposit portfolio. Consequently, the results of operations are heavily influenced by the levels of short-term interest rates. Preferred Savings offers a range of maturities on its deposit products at competitive rates and monitors the maturities on an ongoing basis.

         An approach used by management to quantify interest rate risk is the net portfolio value ("NPV") analysis. In essence, this approach calculates the difference between the present value of liabilities, expected cash flows from assets and cash flows from off balance sheet contracts. Under OTS regulations, an institution's "normal" level of interest rate risk in the event of an immediate and sustained 200 basis point change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Pursuant to this regulation, thrift institutions with greater than "normal" interest rate exposure must take a deduction from their total capital available to meet their risk-based capital requirement. The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to the 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets. Savings institutions, however, with less than $300 million in assets and a total capital ratio in excess of 12%, will be exempt from this requirement unless the OTS determines otherwise. The OTS has postponed the implementation of the rule until further notice. Based upon its asset size and capital level at December 31, 1996, the Bank would qualify for an exemption from this rule; however, management believes that the Bank would be required to make a deduction from capital if it were subject to this rule.

         The following table sets forth, at December 31, 1996, an analysis of the Bank's interest rate risk as measured by the estimated changes in NPV resulting from instantaneous and sustained parallel shifts in the yield curve (+/-400 basis points, measured in 100 basis point increments) as compared to tolerance limits under the Bank's current policy.

                                                                  Target Limit
                                                                      Under
Change in Interest  Estimated  Ratio of NPV  Estimated Increase  Asset/Liability
      Rates            NPV         to        (Decrease) in NPV     Management
 (Basis Points)      Amount    Total Assets  Amount    Percent       Policy
 --------------      ------    ------------  ------    -------       ------
                       (Dollars in Thousands)

        +400        $27,785       37%       $(5,315)     (16)%        (65)%
        +300         29,043       39         (4,059)     (12)         (50)
        +200         30,401       40         (2,700)      (8)         (35)
        +100         31,824       42         (1,277)      (4)         (15)
         ---         33,101       44            ---       ---          ---
        -100         34,037       45            937        3           13
        -200         34,182       45          1,081        3           26
        -300         34,856       46          1,255        4           40
        -400         34,729       46          1,628        5           50

         Certain assumptions utilized in assessing the interest rate risk of thrift institutions were employed in preparing the preceding table. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under the various interest rate scenarios. It was also assumed that delinquency rates will not change as a result of changes in interest rates although there can be no assurance that this will be the case. Even if interest rates change in the designated amounts, there can be no assurance that the Bank's assets and liabilities would perform as set forth above. In addition, a change in U.S. Treasury rates in the designated amounts accompanied by a change in the shape of the Treasury yield curve would cause significantly different changes to the NPV than indicated above.

Liquidity and Capital Resources

         The Bank's primary sources of funds are deposits, proceeds from principal and interest payments on loans and mortgage-backed securities. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. Preferred Savings generally manages the pricing of its deposits to be competitive and increase core deposit relationships.

         Federal regulations require Preferred Savings to maintain minimum levels of liquid assets. The required percentage has varied from time to time based upon economic conditions and savings flows and is currently 5% of net withdrawable savings deposits and borrowings payable on demand or in one year or less during the preceding calendar month. Liquid assets for purposes of this ratio include cash, certain time deposits, U.S. Government, government agency and corporate securities and other obligations generally having remaining maturities of less than five years. Preferred Savings has historically maintained its liquidity ratio for regulatory purposes at levels in excess of those required. At December 31, 1996, Preferred Savings' liquidity ratio for regulatory purposes was 49.2%.

         The Bank's cash flows are comprised of three primary classifications: cash flows from operating activities, investing activities and financing activities. Cash flows provided by operating activities were $868,000, $1.2 million and $1.1 million for the years ended December 31, 1996, 1995 and 1994, respectively. Net cash from investing activities consisted primarily of disbursements for loan originations and the purchase of investments and mortgage-backed securities, offset by principal collections on loans, proceeds from maturation and sales of securities and paydowns on mortgage-backed securities. Net cash from financing activities consisted primarily of activity in deposit and escrow accounts. The net increase (decrease) in deposits was $1.2 million, $990,000 and $(1,082,000) for the years ended December 31, 1996, 1995 and 1994, respectively.

         The Bank's most liquid assets are cash and short-term investments. The levels of these assets are dependent on the Bank's operating, financing, lending and investing activities during any given period. At December 31, 1996, cash and short-term investments totaled $8.8 million. The Bank has other sources of liquidity if a need for additional funds arises, including securities maturing within one year and the repayment of loans. The Bank may also utilize the sale of securities available-for-sale and Federal Home Loan Bank advances as a source of funds.

         At December 31, 1996, the Bank had outstanding commitments to originate loans of $401,000, all of which had fixed interest rates. These loans are to be secured by properties located in its market area. The Bank anticipates that it will have sufficient funds available to meet its current loan commitments. Certificates of deposit which are scheduled to mature in one year or less from December 31, 1996 totaled $17.1 million. Management believes that a significant portion of such deposits will remain with the Bank.

         Liquidity management is both a daily and long-term responsibility of management. Preferred Savings adjusts its investments in liquid assets based upon management's assessment of (i) expected loan demand, (ii) expected deposit flows, (iii) yields available on interest-earning deposits and investment securities, and (iv) the objectives of its asset/liability management program. Excess liquidity is invested generally in interest-earning overnight deposits and short-and intermediate-term U.S. Government and agency obligations and mortgage-backed securities of short duration. If Preferred Savings requires funds beyond its ability to generate them internally, it has additional borrowing capacity with the FHLB of Chicago.

         Preferred Savings is subject to various regulatory capital requirements imposed by the OTS. At December 31, 1996, Preferred Savings was in compliance with all applicable capital requirements on a fully phased-in basis. See Note 8 of the Notes to the Consolidated Financial Statements.

         Preferred Savings' principal sources of funds are deposits, amortization and prepayment of loan principal and mortgage-backed securities, maturities of investment securities and operations. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan repayments are more influenced by interest rates, floors and caps on loan rates, general economic conditions and competition. Preferred Savings generally manages the pricing of its deposits to be competitive and increase core deposit relationships, but has from time to time decided not to pay deposit rates that are as high as those of its competitors.

         Federal regulations require Preferred Savings to maintain minimum levels of liquid assets. The required percentage has varied from time to time based upon economic conditions and savings flows and is currently 5% of net withdrawable savings deposits and borrowings payable on demand or in one year or less during the preceding calendar month. Liquid assets for purposes of this ratio include cash, certain time deposits, U.S. Government, government agency and corporate securities and other obligations generally having remaining maturities of less than five years. Preferred Savings has historically maintained its liquidity ratio for regulatory purposes at levels in excess of those required. At December 31, 1996, Preferred Savings' liquidity ratio for regulatory purposes was 49.2%.

Impact of Inflation and Changing Prices

         The consolidated financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on the operations of the Bank is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates, generally, have a more significant impact on a financial institution's performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Impact of New Accounting Standards

         In March 1995, the FASB issued Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"), "Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed Of." SFAS No. 121 requires that long lived assets and certain identifiable intangibles be reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. However, SFAS No. 121 does not apply to financial instruments, core deposit intangibles, mortgage and other servicing rights or deferred tax assets. The adoption of SFAS No. 121 in 1996 did not have a material impact on the results of operations or financial condition of the Bank.

         In May 1995, the FASB issued Statement of Financial Accounting Standards No. 122 ("SFAS No. 122"), "Accounting for Mortgage Servicing Rights." SFAS No. 122 requires an institution that purchases or originates mortgage loans and sells or securitizes those loans with servicing rights retained to allocate the cost of the mortgage loans to the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values. In addition, institutions are required to assess impairment of the capitalized mortgage servicing portfolio based on the fair value of those rights. SFAS No. 122 is effective for fiscal years beginning after December 15, 1995. The Bank is currently not originating mortgage loans for sale and therefore, the adoption of this statement did not have a material impact on the results of operations or financial condition of the Bank. SFAS No. 122 will be superseded by Statement of Financial Accounting Standards No. 125 after December 31, 1996.

         In November 1995, the FASB issued Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock Based Compensation," ("SFAS No. 123"). This statement establishes financial accounting standard for stock-based employee compensation plans. SFAS No. 123 permits the Bank to choose either a new fair value based method or the current APB Opinion 25 intrinsic value based method or accounting for its stock-based compensation arrangements. SFAS No. 123 requires pro forma disclosures of net earnings and earnings per share computed as if the fair value based method had been applied in financial statements of companies that continue to follow current practice in accounting for such arrangements under Opinion 25. The disclosure provisions of SFAS No. 123 are effective for fiscal years beginning after December 15, 1995. Any effect that this statement will have on the Bank will be applicable upon the consummation of the Conversion.

         In June 1996, the Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 125 ("SFAS No. 125"), "Accounting for Transfers and Extinguishments of Liabilities." SFAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. SFAS No. 125 requires a consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, and derecognizes liabilities when extinguished. SFAS No. 125 also supersedes SFAS No. 122 and requires that servicing assets and liabilities be subsequently measured by amortization in proportion to and over the period of estimated net servicing income or loss and requires assessment for asset impairment or increases obligation based on their fair values. SFAS No. 125 applies to transfers and extinguishments occurring after December 31, 1996 and early or retroactive application is not permitted.

Management anticipates that the adoption of SFAS No. 125 will not have a material impact on the financial condition or operations of the Bank. Because the volume and variety of certain transactions will make it difficult for some entities to comply, some provisions have been delayed by SFAS No. 127. Management anticipates that the adoption of SFAS No. 125 will not have a material impact on the financial condition or operations of the Bank.

         In March 1997, the accounting requirements for calculating earnings per share were revised. Basic earnings per share for 1997 and later will be calculated solely on average common shares outstanding. Diluted earnings per share will reflect the potential dilution of stock options and other common stock equivalents. All prior calculations will be restated to be comparable to the new methods. As the Bank has not had significant dilution from stock options, the new calculation methods will not significantly affect future basic earnings per share and diluted earnings per share.

                               PS FINANCIAL, INC.
                                Chicago, Illinois

                        CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995, and 1994






                                    CONTENTS






REPORT OF INDEPENDENT AUDITORS............................................    1


FINANCIAL STATEMENTS

     CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION.......................    2

     CONSOLIDATED STATEMENTS OF INCOME....................................    3

     CONSOLIDATED STATEMENTS OF CHANGES IN
       STOCKHOLDERS' EQUITY...............................................    4

     CONSOLIDATED STATEMENTS OF CASH FLOWS................................    5

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS...........................    7

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors
PS Financial, Inc.
Chicago, Illinois


We have audited the accompanying consolidated statements of financial condition of PS Financial, Inc. and its wholly-owned subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PS Financial, Inc. and its wholly-owned subsidiaries at December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



                                        Crowe, Chizek and Company LLP

Oak Brook, Illinois
January 31, 1997




                                                                              1.

                               PS FINANCIAL, INC.
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                           December 31, 1996 and 1995

--------------------------------------------------------------------------------

                                                                      1996           1995
                                                                      ----           ----
ASSETS
Cash on hand and in banks                                         $   579,271    $   916,175
Interest-bearing deposit accounts in other
  financial institutions                                            8,178,521      2,837,617
                                                                  -----------    -----------
     Total cash and cash equivalents                                8,757,792      3,753,792
Interest-bearing term deposits in other financial
  institutions                                                        248,000        248,000
Securities available-for-sale (Note 2)                             24,080,360      9,738,928
Mortgage-backed securities
  available-for-sale (Note 2)                                       4,702,065      4,220,095
Loans receivable, net (Notes 3 and 4)                              35,943,469     34,525,038
Federal Home Loan Bank stock                                          362,100        341,400
Premises and equipment, net (Note 5)                                  460,840        466,647
Accrued interest receivable                                           476,526        180,960
Other assets                                                          101,722         45,456
                                                                  -----------    -----------
     Total assets                                                 $75,132,874    $53,520,316
                                                                  ===========    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
     Deposits (Note 6)                                            $42,203,144    $41,046,705
     Advances from borrowers for taxes and
       insurance                                                      476,623        459,105
     Deferred income taxes                                            109,456        126,974
     Accrued interest payable and other liabilities                   196,456        163,132
                                                                  -----------    -----------
         Total liabilities                                         42,985,679     41,795,916

Commitments and contingencies (Note 11)

Stockholders' equity
     Common stock $ 0.01 par value per share, 2,500,000 shares
      authorized; 2,182,125 shares issued and outstanding              21,821             --
     Additional paid-in capital                                    21,169,750             --
     Retained earnings, substantially restricted
       (Note 8)                                                    12,669,386     11,666,976
     Unearned ESOP shares (Note 10)                                (1,690,716)            --
     Unrealized appreciation (depreciation) on securities
       available-for-sale, net of income taxes (Note 2)               (23,046)        57,424
                                                                  -----------    -----------
         Total stockholders' equity                                32,147,195     11,724,400
                                                                  -----------    -----------
              Total liabilities and stockholders' equity          $75,132,874    $53,520,316
                                                                  ===========    ===========

--------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

                                                                              2.

                               PS FINANCIAL, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                  Years ended December 31, 1996, 1995, and 1994

--------------------------------------------------------------------------------

                                              1996         1995         1994
                                              ----         ----         ----
Interest income
  Loans                                    $3,331,305   $3,156,211   $3,013,874
  Securities                                  780,821      651,687      327,052
  Mortgage-backed securities                  274,649      186,495      171,514
  Other interest-earning assets               276,935      274,084      341,281
                                           ----------   ----------   ----------
    Total interest income                   4,663,710    4,268,477    3,853,721

Interest expense on deposits                1,780,483    1,632,593    1,310,243
                                           ----------   ----------   ----------

Net interest income                         2,883,227    2,635,884    2,543,478

Provision for loan losses (Note 4)             50,000           --       41,722
                                           ----------   ----------   ----------

Net interest income after provision for
  loan losses                               2,833,227    2,635,884    2,501,756

Noninterest income
  Net loss on sale of securities (Note 2)     (37,903)        (218)    (365,331)
  Other                                        69,438       58,343       75,922
                                           ----------   ----------   ----------
    Total noninterest income                   31,535       58,125     (289,409)

Noninterest expense
  Compensation and benefits                   550,323      627,651      428,803
  Occupancy and equipment expense             112,891      106,927      116,493
  Data processing                              47,078       42,800       39,730
  Federal deposit insurance premiums           89,668       92,921       94,366
  SAIF special assessment                     245,241           --           --
  Other operating expenses                    187,809      139,069      158,369
                                           ----------   ----------   ----------
    Total noninterest expense               1,233,010    1,009,368      837,761
                                           ----------   ----------   ----------

Income before income tax provision          1,631,752    1,684,641    1,374,586

Provision for income taxes (Note 9)           629,342      630,110      616,799
                                           ----------   ----------   ----------

Net income                                 $1,002,410   $1,054,531   $  757,787
                                           ==========   ==========   ==========

Earnings per share                              $ .06
                                                =====

--------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

                                                                              3.

                               PS FINANCIAL, INC.
            CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS'EQUITY
                 Years ended December 31, 1996, 1995, and 1994

--------------------------------------------------------------------------------

                                                                                          Unrealized
                                                                                             Gain
                                                              Retained                    (Loss) on
                                                Additional    Earnings,      Unearned     Securities       Total
                                     Common      Paid-in    Substantially      ESOP       Available-   Stockholders'
                                     Stock       Capital      Restricted      Shares       for-Sale       Equity
                                     -----       -------      ----------      ------       --------       ------
Balance at January 1, 1994           $    --   $        --   $ 9,854,658   $        --    $(209,932)    $ 9,644,726

Change in unrealized gain
  (loss) on securities available-
  for-sale, net of tax                    --            --            --            --      108,990         108,990

Net income                                --            --       757,787            --           --         757,787
                                     -------   -----------   -----------   -----------    ---------     -----------

Balance at December 31, 1994              --            --    10,612,445            --     (100,942)     10,511,503

Reclassification of securities
  from held-to-maturity to
  available-for-sale, net of tax
  of $12,626 (Note 2)                     --            --            --            --      (19,966)        (19,966)

Change in unrealized gain
  (loss) on securities available-
  for-sale, net of tax                    --            --            --            --      178,332         178,332

Net income                                --            --     1,054,531            --           --       1,054,531
                                     -------   -----------   -----------   -----------    ---------     -----------

Balance at December 31, 1995              --            --    11,666,976            --       57,424      11,724,400

Issuance of common stock,
  net of conversion costs
  of $639,301                         21,821    21,160,128            --    (1,745,700)          --      19,436,249

ESOP shares released                      --         9,622            --        54,984           --          64,606

Change in unrealized gain
  (loss) of securities available-
  for-sale, net of tax of $142,313        --            --            --            --      (80,470)        (80,470)

Net income                                --            --     1,002,410            --           --       1,002,410
                                     -------   -----------   -----------   -----------    ---------     -----------

Balance at December 31, 1996         $21,821   $21,169,750   $12,669,386   $(1,690,716)   $ (23,046)    $32,147,195
                                     =======   ===========   ===========   ===========    =========     ===========

--------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

                                                                              4.

                               PS FINANCIAL, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 1996, 1995, and 1994

--------------------------------------------------------------------------------

                                                            1996           1995            1994
                                                            ----           ----            ----
Cash flows from operating activities
  Net income                                            $  1,002,410    $ 1,054,531    $    757,787
  Adjustments to reconcile net income to
    net cash from operating activities
      Depreciation                                            32,784         34,570          34,188
      Amortization of discounts and
        premiums on securities                                22,239         89,163         (29,971)
      Provision for loan losses                               50,000             --          41,722
      Net loss on sale of securities available-
        for-sale                                              37,903            218         365,331
      Stock dividends received on Federal Home
        Loan Bank stock                                           --         (4,700)             --
      ESOP compensation expense                               64,606             --              --
      Change in
        Deferred loan origination fees                       (54,915)         6,292          20,556
        Accrued interest receivable and
          other assets                                      (351,832)        44,653         (69,294)
        Other liabilities and deferred
          income taxes                                        65,126         (6,251)         22,233
                                                        ------------    -----------    ------------
            Net cash provided by operating activities        868,321      1,218,476       1,142,552

Cash flows from investing activities
  Proceeds from sales of securities available-
    for-sale                                                      --      1,018,903      10,889,706
  Proceeds from sale of mortgage-backed
    securities available-for-sale                          1,282,899        814,194              --
  Purchase of Federal Home Loan Bank stock                   (20,700)       (28,100)             --
  Proceeds from sale of Federal Home Loan
    Bank stock                                                    --             --          39,000
  Proceeds from repayments of securities
    held-to-maturity                                              --        238,070         226,271
  Proceeds from repayments of securities
    available-for-sale                                       672,792        238,257         210,905
  Proceeds from maturities of securities
    available-for-sale                                     6,500,000      4,900,000       3,000,000
  Proceeds from maturity of securities
    held-to-maturity                                              --             --         200,000
  Purchase of securities available-for-sale              (21,011,040)    (8,046,167)    (12,312,033)
  Purchase of mortgage-backed securities
    available-for-sale                                    (2,457,985)    (1,939,739)     (4,072,879)
  Net (increase) decrease in interest-bearing
    term deposits in other financial institutions                 --      5,002,818        (579,818)
  Net change in loans                                     (1,413,516)    (1,641,313)     (2,131,081)
  Capital expenditures, net                                  (26,977)       (44,088)        (25,377)
                                                        ------------    -----------    ------------
      Net cash provided by (used in) investing
        activities                                       (16,474,527)       512,835      (4,555,306)

--------------------------------------------------------------------------------

                                  (Continued)

                                                                              5.

                               PS FINANCIAL, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 1996, 1995, and 1994

--------------------------------------------------------------------------------

                                                           1996          1995           1994
                                                           ----          ----           ----
Cash flows from financing activities
  Net increase (decrease) in deposits                   $ 1,156,439   $   989,496    $(1,082,199)
  Net increase (decrease) in advances from
    borrowers for taxes and insurance                        17,518      (395,696)        49,422
  Net proceeds from stock issuance                       19,436,249            --             --
                                                        -----------   -----------    -----------
      Net cash provided by (used in)
        financing activities                             20,610,206       593,800     (1,032,777)
                                                        -----------   -----------    -----------
Net change in cash and cash equivalents                   5,004,000     2,325,111     (4,445,531)

Cash and cash equivalents, beginning of year              3,753,792     1,428,681      5,874,212
                                                        -----------   -----------    -----------
Cash and cash equivalents, end of year                  $ 8,757,792   $ 3,753,792    $ 1,428,681
                                                        ===========   ===========    ===========
Supplemental disclosures of cash flow information
  Cash paid during the year for
     Interest                                           $ 1,788,739   $ 1,605,763    $ 1,301,692
     Income taxes                                           631,233       640,734        612,000

Supplemental schedule of noncash investing activities
  Transfer of securities from held-to-maturity
    to available-for-sale on December 1, 1995                    --     1,571,423             --

--------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

                                                                              6.

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995, and 1994

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of PS Financial, Inc. (the Company), its wholly-owned subsidiary Preferred Savings Bank (the Bank) and the Bank's wholly-owned subsidiary, Preferred Service Corporation, which engages in limited insurance activities. All significant intercompany balances and transactions have been eliminated.

Business: The only business of the Company is the ownership of the Bank. The Bank is a federally-chartered stock savings bank. Through its main office, the Bank offers a variety of financial services to customers in Chicago, Illinois. Financial services consist primarily of consumer loans secured by residential real estate and savings and certificate of deposit accounts.

Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates The collectibility of loans, fair value of financial instruments, and status of contingencies are particularly subject to change.

Allowance for Loan Losses: Because some loans may not be repaid in full, an allowance for loan losses is maintained. Increases to the allowance are recorded by a provision for loan losses charged to expense. Estimating the risk of the loss and the amount of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover possible losses that are currently anticipated based on past loss experience, general economic conditions, information about specific borrower situations including their financial position and collateral values, and other factors and estimates which are subject to change over time. While management may periodically allocate portions of the allowance for specific problem loan situations, including impaired loans discussed below, the whole allowance is available for any charge-offs that occur. Loans are charged off in whole or in part when management's estimate of the undiscounted cash flows from the loan are less than the recorded investment in the loan, although collection efforts continue and future recoveries may occur.

In May 1993, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan". SFAS No. 114, as modified by SFAS No. 118, effective for the Bank beginning January 1, 1995, requires the measurement of impaired loans based on the present value of expected cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of collateral if the loan is collateral dependent. Under

--------------------------------------------------------------------------------

                                   (Continued)

                                                                              7.

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995, and 1994

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

these standards, loans considered to be impaired are reduced to the present value of expected future cash flows or to the fair value of collateral, by allocating a portion of the allowance for loan losses to such loans. If these allocations cause the allowance for loan losses to require increase, such increase is reported as a provision for loan losses. The effect of adopting these Statements was not material to the Company's consolidated financial position or results of operations during 1996 and 1995.

Smaller balance homogeneous loans are defined as residential first mortgage loans secured by one-to-four-family residences, residential construction loans, and share loans and are evaluated collectively for impairment. Commercial real estate loans are evaluated individually for impairment. Normal loan evaluation procedures, as described in the second preceding paragraph, are used to identify loans which must be evaluated for impairment. In general, loans classified as doubtful or loss are considered impaired while loans classified as substandard are individually evaluated for impairment. Depending on the relative size of the credit relationship, late or insufficient payments of 30 to 90 days will cause management to reevaluate the credit under its normal loan evaluation procedures. While the factors which identify a credit for consideration for measurement of impairment, or nonaccrual, are similar, the measurement considerations differ. A loan is impaired when the economic value estimated to be received is less than the value implied in the original credit agreement. A loan is placed in nonaccrual when payments are more than 90 days past due unless the loan is adequately collateralized and in the process of collection. Although impaired loan and nonaccrual loan balances are measured differently, impaired loan disclosures under SFAS Nos. 114 and 118 are not expected to differ significantly from nonaccrual and renegotiated loan disclosures.

Interest Income: Interest on loans is accrued over the term of the loans based upon the principal outstanding. Management reviews loans delinquent 90 days or more to determine if the interest accrual should be discontinued. Under SFAS No. 114 as amended by SFAS No. 118, the carrying values of impaired loans are periodically adjusted to reflect cash payments, revised estimates of future cash flows, and increases in the present value of expected cash flows due to the passage of time. Cash payments representing interest income are reported as such. Other cash payments are reported as reductions in carrying value, while increases or decreases due to changes in estimates of future payments and due to the passage of time are reported as adjustments to the provision for loan losses.

Loan Fees: Loan origination fees, net of certain direct loan origination costs, are deferred and recognized over the contractual life of the loan as a yield adjustment.

Securities: Securities are classified as held-to-maturity when the Bank has the positive intent and ability to hold those securities to maturity. Accordingly, they are stated at cost, adjusted for amortization of premiums and accretion of discounts. All other securities are classified as available-for-sale since the Bank may decide to sell those securities in response to changes in

--------------------------------------------------------------------------------

                                   (Continued)

                                                                              8.

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995, and 1994

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

market interest rates, liquidity needs, changes in yields or alternative investments, and for other reasons. These securities are carried at market value with unrealized gains and losses charged or credited, net of income taxes, to a valuation allowance included as a separate component of equity. Realized gains and losses on disposition are based on the net proceeds and the adjusted carrying amounts of the securities sold, using the specific identification method.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using principally the straight-line method over the estimated useful lives of the assets. The cost and accumulated depreciation of assets retired or sold are eliminated from the financial statements, and the gain or loss on disposition is credited or charged to operations when it is realized.

Income Taxes: The Company and its subsidiaries file a consolidated income tax return. The provision for income taxes is based on an asset and liability approach in accordance with SFAS No. 109. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Employee Stock Ownership Plan: The Company accounts for its employee stock ownership plan (ESOP) in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position 93-6. The cost of shares issued to the ESOP but not yet allocated to participants are presented in the consolidated balance sheet as a reduction of stockholders' equity. Compensation expense is recorded based on the market price of the shares as they are committed to be released for allocation to participant accounts. The difference between the market price and the costs of shares committed to be released is recorded as an adjustment to paid-in capital. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are reflected as a reduction of debt.

Shares are considered outstanding for earnings per share calculations as they are committed to be released; unallocated shares are not considered outstanding.

Cash and Cash Equivalents: Cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. The Bank reports net cash flows for customer loan transactions, deposit transactions, and time deposits in other financial institutions.

Earnings Per Common Share: Earnings per share is calculated by dividing the net earnings by the weighted average number of common shares outstanding and common stock equivalents attributable to outstanding stock options, when dilutive. In 1996, earnings per share is computed using net earnings from November 26, 1996, the date that the Bank converted to stock ownership. The weighted average number of the Company's shares of common stock used to calculate the 1996 earnings per share was 2,010,304.

--------------------------------------------------------------------------------

                                   (Continued)

                                                                              9.

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995, and 1994

--------------------------------------------------------------------------------

NOTE 2 - SECURITIES

Securities are summarized as follows:

                                                                 December 31, 1996
                                                ---------------------------------------------------
                                                   Gross        Gross
                                                 Amortized    Unrealized   Unrealized      Fair
                                                   Cost         Gains        Losses        Value
                                                   ----         -----        ------        -----
Securities available-for-sale
  U.S. Treasury securities and
    obligations of U.S. government agencies     $24,132,467    $ 28,151     $(80,258)   $24,080,360
                                                -----------    --------     --------    -----------
Mortgage-backed securities available-for-sale
  Federal Home Loan Mortgage Corporation          2,301,466      11,412       (8,432)     2,304,446
  Federal National Mortgage Association           1,726,046      11,238       (1,493)     1,735,791
  Government National Mortgage Association          659,618       2,210           --        661,828
                                                -----------    --------     --------    -----------
                                                  4,687,130      24,860       (9,925)     4,702,065
                                                -----------    --------     --------    -----------
                                                $28,819,597    $ 53,011     $(90,183)   $28,782,425
                                                ===========    ========     ========    ===========

                                                                 December 31, 1995
                                                ---------------------------------------------------
                                                   Gross        Gross
                                                 Amortized    Unrealized   Unrealized      Fair
                                                   Cost         Gains        Losses        Value
                                                   ----         -----        ------        -----
Securities available-for-sale
  U.S. Treasury securities and
    obligations of U.S. government agencies     $ 9,633,725    $111,766     $ (6,563)   $ 9,738,928
                                                -----------    --------     --------    -----------
Mortgage-backed securities available-for-sale
  Federal Home Loan Mortgage Corporation          1,023,209       4,548           --      1,027,757
  Federal National Mortgage Association           2,445,030       4,935      (23,986)     2,425,979
  Government National Mortgage Association          764,440       1,919           --        766,359
                                                -----------    --------     --------    -----------
                                                  4,232,679      11,402      (23,986)     4,220,095
                                                -----------    --------     --------    -----------
                                                $13,866,404    $123,168     $(30,549)   $13,959,023
                                                ===========    ========     ========    ===========

The Bank holds $1,500,000 and $1,000,000 of U.S. government agency bonds which are structured notes issued by the Federal Home Loan Bank at December 31, 1996 and 1995, respectively.

Sales of securities are summarized as follows:

                                     For the Year Ended December 31,
                                  -------------------------------------
                                     1996         1995         1994
                                     ----         ----         ----
     Proceeds from sales          $1,282,899   $1,833,097   $10,889,706
     Gross realized gains                 --       11,799            --
     Gross realized losses            37,903       12,017       365,331

--------------------------------------------------------------------------------

                                   (Continued)

                                                                             10.

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995, and 1994

--------------------------------------------------------------------------------

NOTE 2 - SECURITIES

On December 1, 1995, the Bank reclassified its only held-to-maturity security as available-for-sale in accordance with "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities." The amortized cost and unrealized loss on the security transferred were $1,571,423 and $32,592, respectively.

The amortized cost and estimated market value of debt securities, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                  December 31, 1996
                                             ---------------------------
                                              Amortized         Fair
                                                 Cost           Value
                                                 ----           -----
Securities available-for-sale
  Due in less than one year                  $ 8,761,136     $ 8,767,985
  Due after one year through five years       11,972,062      11,928,594
  Due after five years                         3,399,269       3,383,781
                                             -----------     -----------
                                              24,132,467      24,080,360
  Mortgage-backed securities                   4,687,130       4,702,065
                                             -----------     -----------
                                             $28,819,597     $28,782,425
                                             ===========     ===========

NOTE 3 - LOANS RECEIVABLE

Loans receivable consist of the following at:

                                                         December 31,
                                                 ----------------------------
                                                    1996             1995
                                                    ----             ----
First mortgage loans
  Principal balances
    Secured by one-to-four family residences     $26,998,328      $25,858,435
    Secured by other properties                    6,088,322        6,094,352
    Secured by commercial real estate              3,182,716        2,951,752
    Construction loans                               335,830          286,076
                                                 -----------      -----------
                                                  36,605,196       35,190,615

  Less net deferred loan origination fees           (493,122)        (548,037)
                                                 -----------      -----------
    First mortgage loans, net                     36,112,074       34,642,578

Share loans                                           17,395           18,460

Less allowance for loan losses                      (186,000)        (136,000)
                                                 -----------      -----------
                                                 $35,943,469      $34,525,038
                                                 ===========      ===========

--------------------------------------------------------------------------------

                                   (Continued)

                                                                             11.

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995, and 1994

--------------------------------------------------------------------------------

NOTE 3 - LOANS RECEIVABLE

The principal balance of loans greater than 90 days delinquent on nonaccrual status at December 31, 1996 and 1995 was approximately $282,000 and $775,000, respectively. The interest income that would have been recorded under the original terms of such loans approximated $23,000 and $69,000 for the years ended December 31, 1996 and 1995, respectively.

The Bank did not have any impaired loans for the years ended December 31, 1996 or 1995.

The Company has granted loans to certain bank officers, directors, and other related interests. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. All loans are current in their contractual payments for both principal and interest.

NOTE 4 - ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses is summarized as follows:

                                                   For the Year Ended
                                            .............December 31,..........
                                              1996         1995           1994
                                              ----         ----           ----
Balance, beginning of period .........      $136,000      $136,000      $ 94,278
Provision for loan losses ............        50,000            --        41,722
                                            --------      --------      --------
    Balance, end of period ...........      $186,000      $136,000      $136,000
                                            ========      ========      ========

NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment consist of the following at:
                                                     ........December 31,.......
                                                         1996             1995
                                                         ----             ----
Land .......................................          $ 95,052          $ 95,052
Building and improvements ..................           508,557           504,590
Furniture and equipment ....................           307,618           286,563
                                                      --------          --------
    Total cost .............................           911,227           886,205
Accumulated depreciation ...................           450,387           419,558
                                                      --------          --------
                                                      $460,840          $466,647
                                                      ========          ========

--------------------------------------------------------------------------------

                                   (Continued)

                                                                             12.

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995, and 1994

--------------------------------------------------------------------------------

NOTE 6 - DEPOSITS

The aggregate amount of short-term jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $1,011,000 at December 31, 1996 and $1,052,000 at December 31, 1995. Deposits greater than $100,000 are not insured.

At December 31, 1996, scheduled maturities of certificates of deposit are as follows:

                  1997                           $17,123,625
                  1998                             1,994,209
                  1999                               566,264
                  2000                               253,319
                  Thereafter                         278,424
                                                 -----------
                                                 $20,215,841

NOTE 7 - RETIREMENT BENEFITS

During 1995, The Board of Directors authorized the termination of the Bank's defined benefit pension plan which covered substantially all full time employees. The termination was effective June 30, 1995, and participants in the plan became fully vested on that date. Accordingly, the Bank recorded a pretax curtailment loss of $62,715. The settlement of the vested accumulated benefit obligation by the purchase of annuity contracts for, or lump-sum payments to, each covered employee was completed during 1996.

--------------------------------------------------------------------------------

                                   (Continued)

                                                                             13.

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995, and 1994

--------------------------------------------------------------------------------

NOTE 7 - RETIREMENT BENEFITS (Continued)

The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated statement of financial condition at December 31, 1995.

Actuarial present value of benefit obligations:
    Accumulated benefit obligation
         Vested ...............................................       $(463,184)
         Nonvested ............................................              --
                                                                      ---------
                                                                      $(463,184)
                                                                      =========
Projected benefit obligation ..................................       $(463,184)

Plan assets at fair value, primarily certificates
  of deposit at PS Financial, Inc. and mutual funds ...........         463,184
                                                                        -------

Plan assets in excess of (less than) projected
  benefit obligation ..........................................              --
                                                                      ---------
      Prepaid pension cost ....................................       $      --
                                                                      =========
Net pension cost consists of the following:

                                                             Year Ended
                                                       .......December 31,......
                                                         1995           1994
                                                         ----           ----
Service costs - benefits earned during
  the period ...................................       $ 10,077        $ 17,104
Interest cost on projected benefit
  obligation ...................................         33,118          29,929
Actual return on plan assets ...................        (17,930)        (17,303)
Net amortization and deferral ..................        (10,720)         (7,178)
Curtailment loss ...............................         62,715              --
                                                       --------        --------
                                                       $ 77,260        $ 22,552
                                                       ========        ========

                                                              Year Ended
                                                       .......December 31,......
                                                          1995           1994
                                                          ----           ----
Assumptions used to develop the net periodic
  pension cost were:
   Discount rate .......................................    7.00%       8.00%
   Expected long-term rate of return on assets .........    7.00        6.50
   Rate of increase in compensation levels
     through date of curtailment .......................    4.00        4.00

--------------------------------------------------------------------------------

                                   (Continued)

                                                                             14.

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995, and 1994

--------------------------------------------------------------------------------

NOTE 8 - REGULATORY CAPITAL

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.

The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as are asset growth and expansion, and plans for capital restoration are required.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Total and Tier I capital as defined in the regulations to risk-weighted assets as defined and of Tier I capital to average assets as defined. As of December 31, 1996, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios. There are no conditions or events since that notification that management believes have changed the institution's category.

At December 31, 1996, the Bank is required to have a minimum Tier 1 capital (retained earnings, excluding valuation allowance on securities available-for-sale) ratio to "risk-weighted" assets of 4.00% and a total capital ratio (retained earnings plus general loan loss allowance, excluding valuation allowance on securities available-for-sale to "risk-weighted" assets) of 8.00%. The Bank's actual ratios on December 31, 1996 were 92.15% and 92.92%. The Bank's leverage ratio (retained earnings, excluding valuation allowance on securities available-for-sale, as a percent of total average assets) at December 31, 1996 was 33.53%, compared to minimum required amounts of 4.00% to 5.00%.

Current regulations also require savings institutions to have minimum regulatory tangible capital equal to 1.5% of total assets, a core capital ratio of 3.0%, and a risk-based capital ratio equal to 8.0% of risk-adjusted assets as defined by regulation. The following is a summary of regulatory capital at December 31, 1996.

--------------------------------------------------------------------------------

                                   (Continued)

                                                                             15.

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995, and 1994

--------------------------------------------------------------------------------

NOTE 8 - REGULATORY CAPITAL (Continued)

                                                                                % of                         % of
                                                   % of                       Adjusted         Risk-         Risk-
                                    Tangible     Tangible          Core       Tangible         Based       Adjusted
                                     Capital      Assets          Capital      Assets         Capital       Assets
                                     -------      ------          -------      ------         -------       ------
Regulatory capital                 $  22,105       32.77%      $   22,105       32.77%      $  22,288        92.91%
Adequacy capital
  requirement                          1,012        1.50            2,023        3.00           1,919         8.00
                                   ---------     -------       ----------     -------       ---------      -------
    Excess over
      regulatory capital           $  21,093       31.27%      $   20,082       29.77%      $  20,369        84.91%
                                   =========     =======       ==========     =======       =========       ======

Accordingly, management considers the capital requirements to have been met. Regulations also include restrictions on loans to one borrower; certain types of investments and loans; loans to officers, directors, and principal stockholders; brokered deposits; and transactions with affiliates.

Federal regulations require the Company to comply with a Qualified Thrift Lender
(QTL) test which requires that 65% of assets be maintained in housing-related finance and other specified assets. If the QTL is not met, limits are placed on growth, branching, new investment, FHLB advances, and dividends or the institution must covert to a commercial bank charter. Management considers the QTL test to have been met.

On May 21, 1996, the Board of Directors of the Bank adopted a Plan of Conversion to convert from a federal mutual savings bank to a federal stock savings bank with the concurrent formation of a holding company. On November 26, 1996 the Company sold 2,182,125 shares of common stock at $10 per share and received proceeds of $19,436,249 net of conversion expenses and ESOP shares. Approximately 50% of the gross proceeds were used by the Company to acquire all of the capital stock of the Bank.

At the time of conversion, the Bank established a liquidation account in an amount equal to its total net worth as of the latest statement of financial condition appearing in the final prospectus. The balance as of that date was $12,332,000. The liquidation account will be maintained for the benefit of eligible depositors who continue to maintain their accounts at the Bank after the conversion. The liquidation account will be reduced annually to the extent that eligible depositors have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. The liquidation account balance is not available for payment of dividends.

--------------------------------------------------------------------------------

                                   (Continued)

                                                                             16.

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995, and 1994

--------------------------------------------------------------------------------

NOTE 9 - INCOME TAXES

The provision for income taxes consists of the following:

                                                  For the Year Ended
                                        ...............December 31,.............
                                           1996           1995           1994
                                           ----           ----           ----
Current
     Federal ......................     $ 536,629      $ 582,286      $ 528,090
     State ........................        60,910         90,155         95,347
                                        ---------      ---------      ---------
                                          597,539        672,441        623,437
Deferred ..........................        33,957        (42,331)       (95,393)
Change in valuation allowance .....        (2,154)            --         88,755
                                        ---------      ---------      ---------
                                        $ 629,342      $ 630,110      $ 616,799
                                        =========      =========      =========

The net deferred tax liability included in other liabilities in the accompanying consolidated statements of financial condition consists of the following at:

                                                      ........December 31,......
                                                         1996            1995
                                                         ----            ----
Gross deferred tax liabilities
     Deferred loan fees ........................      $ (11,789)      $ (33,928)
     Accrual to cash ...........................       (106,887)        (40,098)
     Accumulated depreciation ..................        (60,601)        (56,649)
     FHLB stock dividend .......................        (13,790)        (13,790)
     Net unrealized gain on securities
       available-for-sale ......................             --         (35,195)
                                                      ---------       ---------
                                                       (193,067)       (179,660)

Gross deferred tax assets
     Loan loss reserve .........................         65,091          52,686
     Capital loss carryforward .................        101,071         103,225
     Net unrealized loss on securities
       available-for-sale ......................         14,126              --
     Other .....................................          4,394              --
                                                      ---------       ---------
                                                        184,682         155,911
     Valuation allowance .......................       (101,071)       (103,225)
                                                      ---------       ---------
         Net deferred tax liability ............      $(109,456)      $(126,974)
                                                      =========       =========

--------------------------------------------------------------------------------

                                   (Continued)

                                                                             17.

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995, and 1994

--------------------------------------------------------------------------------

NOTE 9 - INCOME TAXES (Continued)

The income tax provision differs from the amounts determined by applying the statutory U.S. federal income tax rate as a result of the following items:

                                                               Year Ended
                                                          ..December 31, 1996...
                                                            Amount       Percent
                                                            ------       -------
Income tax computed at the statutory rate ...........     $ 554,795       34.0%
Deferred tax valuation ..............................        (2,154)      (0.1)
Other ...............................................        36,501        2.2
                                                          ---------       ----
     Total federal income tax .......................       589,142       36.1
State income tax, net of federal tax benefit ........        40,200        2.5
                                                          ---------       ----
                                                          $ 629,342       38.6%
                                                          =========       ====


                                                       Year Ended
                                         ..............December 31,.............
                                                 1995                1994
                                         ------------------- -------------------
                                          Amount     Percent   Amount    Percent
Income tax computed at the
  statutory rate .....................   $572,778      34.0% $ 467,359     34.0%
Deferred tax valuation allowance .....         --      --       88,755      6.5
Other ................................      1,522       0.1        (54)      --
                                         --------    ----    ---------     ----
    Total federal income tax .........    574,300      34.1    556,060     40.5
State income tax, net of
  federal tax benefit ................     55,810       3.3     60,739      4.4
                                         --------    ----    ---------     ----
                                         $630,110      37.4% $ 616,799     44.9%
                                         ========    ====    =========     ====

Under the Internal Revenue Code, the Bank may, for tax purposes, deduct a provision for bad debts in excess of such provisions recorded in the financial statements. Tax legislation passed in August 1996 now requires all thrift institutions to deduct a provision for bad debts for tax purposes based on actual loss experience and recapture the excess bad debt reserve accumulated in the tax years after 1987. The related amount of deferred tax liability which must be recaptured is $6,965 and is payable over a six-year period beginning in 1996. Retained earnings at December 31, 1996 includes approximately $1,514,000, consisting of bad debt deductions accumulated prior to 1988, on which no provision for federal income taxes has been made. The related amount of unrecognized deferred tax liability was approximately $587,000.

--------------------------------------------------------------------------------

                                   (Continued)

                                                                             18.

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995, and 1994

--------------------------------------------------------------------------------

NOTE 10 - STOCK-BASED COMPENSATION PLANS

As part of the conversion transaction, the Company established an employee stock ownership plan (ESOP) for the benefit of substantially all employees. The ESOP borrowed $1,745,700 from the Company and used those funds to acquire 174,570 shares of the Company's stock at $10 per share.

Shares issued to the ESOP are allocated to ESOP participants based on principal and interest repayments made by the ESOP on the loan from the Company. The loan is secured by shares purchased with the loan proceeds and will be repaid by the ESOP with funds from the Company's discretionary contributions to the ESOP and earnings on ESOP assets. Principal payments are scheduled to occur over a twenty-year period. However, in the event the Company's contributions exceed the minimum debt service requirements, additional principal payments will be made.

During 1996, 5,498 shares of stock with a fair value of $11.75 per share were committed to be released, resulting in ESOP compensation expense of $64,606. Shares held by the ESOP at December 31, 1996 are as follows:

        Allocated shares ........................         5,498
        Unallocated shares ......................       169,072
                                                        -------
            Total ESOP shares ...................       174,570
                                                        =======
        Fair value of unallocated shares ........    $1,986,596
                                                     ==========

NOTE 11 - FINANCIAL INSTRUMENTS AND COMMITMENTS

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet financing needs of its customers. These financial instruments include commitments to fund loans and previously approved unused lines of credit. The Bank's exposure to credit loss in the event of nonperformance by the parties to these financial instruments is represented by the contractual amount of the instruments. The Bank uses the same credit policy for commitments as it uses for on-balance-sheet items. At December 31, 1996 and 1995, these financial instruments consist of commitments to extend credit totaling $401,250 and $612,000, respectively. All 1996 commitments had variable rates of prime plus one and terms up to 30 days.

Since many commitments expire without being used, the amount above does not necessarily represent a future cash commitment. Collateral may be obtained upon exercise of a commitment. The amount of collateral is determined by management and may include residential real estate.



--------------------------------------------------------------------------------

                                   (Continued)

                                                                             19.

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995, and 1994

--------------------------------------------------------------------------------

NOTE 11 - FINANCIAL  INSTRUMENTS AND COMMITMENTS (Continued)

Interest-bearing deposit accounts in other financial institutions potentially subject the Bank to concentrations of credit risk. At December 31, 1996, the Bank had a deposit account at the Federal Home Loan Bank of Chicago with a balance totaling approximately $8,735,000. At December 31, 1995, the balance was approximately $2,838,000.

Other primary financial instruments where concentrations of credit risk may exist are securities and loans. Securities are discussed in Note 2. The Bank's principal loan customers are located in Chicago and the southwest portion of Cook County including Cicero and Berwyn. Most loans are secured by specific collateral, including residential and commercial real estate.

The deposits of savings associations such as the Bank are presently insured by the Savings Association Insurance Fund (SAIF), which, along with the Bank Insurance Fund (BIF), is one of the two insurance funds administered by the Federal Deposit Insurance Corporation (FDIC). Due to the inadequate capitalization of the SAIF, a recapitalization plan was signed into law on September 30, 1996 which required a special assessment of approximately .65% of all SAIF-insured deposit balances as of March 31, 1995. The Bank's assessment totaled $150,235, net of taxes.

NOTE 12 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.


                                              December 31, 1996      December 31, 1995
                                             -------------------   ---------------------
                                              Carrying    Fair      Carrying       Fair
                                                Value     Value       Value        Value
                                                -----     -----       -----        -----
                                                            (In thousands)
Financial Assets
   Cash on hand and in banks .............   $    579    $    579    $    916    $    916
   Interest-bearing deposits in other
     financial institutions ..............      8,179       8,179       2,838       2,838
   Interest-bearing term deposits in other
     financial institutions ..............        248         248         248         248
   Securities available-for-sale .........     28,782      28,782      13,959      13,959
   Loans receivable, net .................     35,943      36,228      34,525      35,280
   Federal Home Loan Bank stock ..........        362         362         341         341
   Accrued interest receivable ...........        477         477         181         181

Financial Liabilities
   Money market and passbook savings .....    (21,987)    (21,987)    (21,010)    (21,010)
   Certificates of deposits ..............    (20,216)    (20,230)    (20,037)    (20,076)
   Accrued interest payable ..............        (63)        (63)        (72)        (72)

--------------------------------------------------------------------------------

                                   (Continued)

                                                                             20.

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995, and 1994

--------------------------------------------------------------------------------

NOTE 12 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

For purposes of the above, the following assumptions were used. The estimated fair value for cash, interest-bearing deposits with financial institutions, Federal Home Loan Bank stock, accrued interest receivable, money market and savings deposits, and accrued interest payable are considered to approximate their carrying values. The estimated fair value for securities available-for-sale is based on quoted market values for the individual securities or for equivalent securities. The estimated fair value for loans is based on estimates of the rate the Bank would charge for similar loans at December 31, 1996 and 1995, applied for the time period until estimated payment. The estimated fair value of certificates of deposit is based on estimates of the rate the Bank would pay on such deposits at December 31, 1996 and 1995, applied for the time period until maturity. Loan commitments are not included in the table above as their estimated fair value is immaterial.

Other assets and liabilities of the Bank that are not defined as financial instruments, such as property and equipment, are not included in the above disclosures.

While the above estimates are based on management's judgment of the most appropriate factors, there is no assurance that were the Bank to have disposed of these items on December 31, 1996 and 1995, the fair values would have been achieved, because the market value may differ depending on the circumstances. The estimated fair values at December 31, 1996 and 1995 should not necessarily be considered to apply at subsequent dates.


--------------------------------------------------------------------------------

                                   (Continued)

                                                                             21.

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995, and 1994

--------------------------------------------------------------------------------

NOTE 13 - PARENT COMPANY FINANCIAL STATEMENTS

Presented below are the condensed statement of financial condition, statement of income, and statement of cash flows for PS Financial, Inc. The Company was formed on November 26, 1996. Accordingly, the statements of income and cash flows reflect the period November 26, 1996 through December 31, 1996.

                   CONDENSED STATEMENT OF FINANCIAL CONDITION
                                December 31, 1996


ASSETS
Cash and cash equivalents ......................................   $  2,226,099
Securities available-for-sale ..................................      5,989,000
ESOP loan ......................................................      1,702,058
Investment in bank subsidiary ..................................     22,086,459
Accrued interest receivable and other assets ...................        151,182
                                                                   ------------
                                                                   $ 32,154,798

LIABILITIES AND STOCKHOLDERS' EQUITY
Accrued expenses and other liabilities .........................   $      7,603
Stockholders' equity
     Common stock ..............................................         21,821
     Additional paid-in capital ................................     21,169,750
     Retained earnings .........................................     12,669,386
     Unearned ESOP shares ......................................     (1,690,716)
     Unrealized depreciation on securities available-for-sale ..        (23,046)
                                                                   ------------
                                                                   $ 32,154,798
                                                                   ============

--------------------------------------------------------------------------------

                                   (Continued)

                                                                             22.

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995, and 1994

--------------------------------------------------------------------------------

NOTE 13 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

                      CONDENSED STATEMENT OF INCOME For the
                  period November 26, 1996 to December 31, 1996


Income
  Securities ......................................................     $ 27,604
  ESOP loan .......................................................       11,711
  Interest-bearing deposits with other financial institutions .....       15,935
                                                                        --------
      Total income ................................................       55,250

Other expenses ....................................................        9,611
                                                                           -----
Income before income taxes and equity in
  undistributed earnings of bank subsidiary .......................       45,639

Income taxes ......................................................       18,269
                                                                          ------

Income before equity in undistributed earnings
  of bank subsidiary ..............................................       27,370

Equity in undistributed earnings of bank subsidiary ...............       94,074
                                                                        --------

Net income ........................................................     $121,444
                                                                        ========

--------------------------------------------------------------------------------

                                   (Continued)

                                                                             23.

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995, and 1994

--------------------------------------------------------------------------------

NOTE 13 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

                      CONDENSED STATEMENT OF CASH FLOWS For
                the period November 26, 1996 to December 31, 1996

Operating activities
     Net income ................................................   $    121,444
     Adjustments to reconcile net income to net cash
       provided by operating activities
         Amortization of discounts and premiums on securities ..            139
         Equity in undistributed earnings of bank subsidiary ...        (94,074)
         Change in
              Other assets .....................................       (148,480)
              Other liabilities ................................          7,603
                                                                          -----
                  Net cash used in operating activities ........       (113,368)

Investing activities
     Purchase of bank subsidiary stock .........................    (11,144,174)
     Purchase of securities available-for-sale .................     (5,996,250)
                                                                     ----------
         Net cash used in investing activities .................    (17,140,424)

Financing activities
     Net proceeds from sale of common stock ....................     19,436,249
     Payment received on loan to ESOP ..........................         43,642
                                                                         ------
         Net cash provided by financing activities .............     19,479,891
                                                                   ------------

Net change in cash and cash equivalents ........................      2,226,099
Cash and cash equivalents at beginning of period ...............             --
                                                                   ------------
Cash and cash equivalents at end of period .....................   $  2,226,099
                                                                   ============

--------------------------------------------------------------------------------

                                                                             24.

                               PS FINANCIAL, INC.
                             STOCKHOLDER INFORMATION

ANNUAL MEETING

         The Annual Meeting of Stockholders will be held on May 28, 1997 at the main office of PS Financial, Inc., 4800 South Pulaski Road, Chicago, Illinois 60632.

STOCK LISTING

         PS Financial, Inc. common stock is traded on the National Association of Securities Dealers, Inc. National Market under the symbol "PSFI."

PRICE RANGE OF COMMON STOCK

         The per share price range of the common stock for each quarter since the common stock began trading on November 26, 1996 was as follows:


FISCAL 1996                    HIGH                LOW           DIVIDENDS
-----------                    ----                ---           ---------
Fourth Quarter(1)             $12.50             $11.25           $ ---
-------

(1)  Reflects the period from November 26, 1996 through December 31, 1996.


         The stock price information set forth in the table above was provided by the National Association of Securities Dealers, Inc. Automated Quotation System. The average of the bid and asked prices of PS Financial, Inc. common stock on March 25, 1997 was $14.00.

         At March 25, 1997, there were 2,182,125 shares of PS Financial, Inc. common stock issued and outstanding (including unallocated ESOP shares).


                                       43