Form 10KSB, Exhibit 13
period 1998-12-31
PS FINANCIAL INC
filed 1999-03-31
CIK 1021575

--------------------------------------------------------------------------------
                                TABLE OF CONTENTS
--------------------------------------------------------------------------------


President's Message                                                1
Selected Consolidated Financial Information                        2
Management's Discussion and Analysis of
   Financial Condition and Results of Operations                   5
Report of Independent Auditors                                     21
Consolidated Financial Statements                                  22
Stockholder Information                                            49

--------------------------------------------------------------------------------
                               PRESIDENT'S MESSAGE
--------------------------------------------------------------------------------






                                                                  March 16, 1999

To Our Fellow Stockholders:

         On behalf of your Directors, Officers and Employees of PS Financial, Inc., and its wholly owned subsidiary, Preferred Savings Bank FSB, it is with pleasure that I present to our stockholders our third annual report as a public corporation.

         PS Financial, Inc. enjoyed a successful 1998 fiscal year with earnings of $1.5 million. One of our goals for fiscal 1998 was to increase our return on equity. We are pleased to report that our return on equity for 1998 was 6.69%, as compared to 2.97% for the fiscal year ending December 31, 1997. In addition, our return on average assets for 1998 was 1.66 %, near the top of industry peer group standards, while our efficiency ratio was 39.25%.

         Since the conversion, the Company has been focusing on ways to enhance shareholder value, including the payment of cash dividends and the continuation of a stock repurchase program. In 1998, PS Financial, Inc. continued to pay quarterly dividends. The first three dividends of $0.12 per share were paid in February, May and August and a dividend of $0.13 per share was paid in November. The company completed two share repurchases in 1998, and was in the process of an additional share repurchase as of December 31, 1998. In all, 230,320 share were repurchased during 1998. In view of the price level of the Company's common stock and the strong capital position of the bank, subject to regulatory limitations, the Board of Directors believes the stock repurchase program to be in the best interests of the Company as we continue to work on leveraging our capital.

         The Company is pleased to report the positive direction our institution has taken over the past year in nearly every phase of our operation. Specifically, our loan portfolio grew from $37.2 million in 1997 to $56.8 million in 1998. During the same time, deposit growth reflected a $14.2 million increase.

         As a way to increase the amount and variability of the products and services our Company can offer, PS Financial Inc. has retained a new data processor beginning in February of l999. One of the exciting new changes we will be instituting in the first half of 1999 is the introduction of our first ATM machine.

         The next fiscal year continues to offer many challenges and opportunities for PS Financial, Inc. Customer service remains our top priority. We can still effectively compete against our larger regional competitors by enhancing existing customer relationships and building new ones. Furthermore, the size of the Bank and knowledge of the market area allow us to react quickly to changing customer needs. The Company continues in a positive direction due to the dedication and competency of the directors, officers and staff, whom we wish to thank.

         Our plans for the future include continued enhancement of stockholder value. The Management and Directors of PS Financial, Inc. remain committed to ensure that your investment in the Company will continue to be a sound investment.
                                                     Sincerely,


                                                     Kimberly P Rooney
                                                     President

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

         Set forth below are selected consolidated financial and other data of the Company. The financial data is derived in part from, and should be read in conjunction with, the Consolidated Financial Statements and Notes of the Company presented elsewhere in this Annual Report.


                                                                    December 31,
                                           --------------------------------------------------------------
                                              1998         1997          1996           1995        1994
                                           ---------- ------------- ------------- -------------- --------
                                                                   (In Thousands)
Selected Financial Condition Data:
Total assets                                 $102,784    $87,922      $75,133        $53,520      $51,619
Cash and cash equivalents                       4,237      6,290        8,758          3,754        1,429
Loans receivable, net (1):                     56,822     37,167       35,943         34,525       32,890
Mortgage-backed securities:
   Held to maturity                                --         --           --             --        1,792
   Available for sale                          11,354      8,095        4,702          4,220        1,694
Securities:
   Held to maturity                                --         --           --             --          201
   Available for sale                          27,596     33,459       24,080          9,739        7,326
Deposits                                       55,429     41,275       42,203         41,047       40,057
FHLB Advances                                  23,764     13,750           --             --           --
Total stockholders' equity                     21,026     23,109       32,147         11,724       10,512




                                                                    December 31,
                                           ---------------------------------------------------------------
                                                1998        1997          1996           1995        1994
                                           ---------- ------------- ------------- -------------- --------
                                                                   (In Thousands)
Selected Operations Data:
Total interest income                           $6,757     $6,062       $4,664         $4,268       $3,854
Total interest expense                           3,101      2,084        1,781          1,632        1,310
                                                 -----      -----        -----          -----        -----
   Net interest income                           3,656      3,978        2,883          2,636        2,544
Provision for loan losses(1)                        80         --           50             --           42
                                                    --         --           --             --           --
Net interest income after provision
 for loan losses                                 3,576      3,978        2,833          2,636        2,502
Fees and service charges                            94         77           69             58           76
Gain (loss) on sales of securities                  43         --         (38)             --        (365)
                                                    --         --         ----             --        -----
Total non-interest income                          137         77           31             58        (289)
Total non-interest expense                       1,489      2,186        1,233          1,009          838
                                                 -----      -----        -----          -----          ---
Income before taxes                              2,224      1,869        1,631          1,685        1,375
Income tax provision                               724        947          629            630          617
                                                   ---        ---          ---            ---          ---
Net income                                      $1,500       $922       $1,002         $1,055         $758
                                                ======       ====       ======         ======         ====

Diluted earnings per share                       $0.82      $0.46        $0.06(2)        NA            NA
                                                 =====      =====        =====


(1) The allowance for loan losses at December 31, 1998, 1997, 1996, 1995 and 1994 was $258,000, $186,000, $186,000, $136,000 and $136,000, respectively.
(2)  From date of initial public offering, November 26, 1996.

                                                                                        December 31,
                                                                         -------------------------------------------
                                                                          1998     1997     1996     1995     1994
                                                                          ----     ----     ----     ----     ----
Selected Financial Ratios and Other Data:
Performance Ratios:
Return on assets (ratio of net income to average total assets)            1.66%    1.12%    1.71%    1.99%     1.46%
Return on equity (ratio of net income to average total equity)            6.69     2.97     6.55     9.42      7.53
Interest rate spread information:
Average during period                                                     2.95     3.23     3.89     4.26      4.38
End of period                                                             2.74     2.92      3.3     3.71      4.26
Net interest margin (1)                                                   4.14     5.01     5.03     5.13      5.03
Efficiency Ratio (2)                                                     39.25    53.92     42.3    37.45     37.15
Ratio of operating expense to average total assets                        1.65     2.67      2.1     1.91      1.61
Ratio of average interest-earning assets to average interest-bearing    135.19   167.82   136.86   127.21    125.08
     liabilities

Quality Ratios:
Non-performing assets to total assets at end of period                    0.94     1.71     0.37     1.45      0.65
Allowance for loan losses to non-performing loans                        26.71    20.84    65.96    17.55     40.72
Allowance for loan losses to total loans                                  0.45     0.50     0.51     0.39      0.41

Capital Ratios:
Equity to total assets at end of period                                  20.45    26.28    42.79    21.91     20.36
Average equity to average assets                                         24.84    37.94    26.06    21.18     19.32

Regulatory Capital Ratios: (3)
Total capital                                                               --       --       --    59.05     54.32
Tier 1 capital                                                              --       --       --    58.37     52.79
Leverage ratio                                                              --       --       --    22.19     20.29
Tangible capital                                                         15.40    25.86    32.77       --        --
Core capital                                                             15.40    25.86    32.77       --        --
Risk-based capital                                                       31.40    65.39    92.91       --        --


(1)  Net interest income divided by average interest earning assets.
(2) The efficiency ratio represents noninterest expense as a percent of net interest income and noninterest income before provision for loan losses.
(3) OTS regulatory capital ratios are shown for the years that the Bank was under OTS regulation. Bank capital ratios are shown for the years the Bank was a state-chartered savings bank.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

         PS Financial, Inc. (the "Company") is a Delaware corporation. The Company is a savings and loan holding company which has as its wholly owned subsidiary, Preferred Savings Bank. Financial and other information presented herein after November 26, 1996, the date of the Company's public offering and the date the Company became the holding company of the Bank, relates to consolidated information of the Company and the Bank. Financial and other information prior to November 26, 1996, relates only to the Bank.

         The Company is a financial intermediary engaged primarily in attracting deposits from the general public and using such deposits to originate one- to four- family residential mortgage and, to a significantly lesser extent, multi-family, commercial real estate, construction and consumer loans primarily in its market area. The Company's revenues are derived principally from interest on loans and, to a lesser extent, from interest earned on investments and mortgage-backed and related securities. The operations of the Company are influenced significantly by general economic conditions and by policies of financial institution regulatory agencies, including the OTS and the FDIC. The Company's cost of funds is influenced by interest rates on competing investments and general market interest rates. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financings may be offered.

         The Company's net interest income is dependent primarily upon the difference or spread between the average yield earned on loans receivable, net and investments and the average rate paid on deposits, as well as the relative amounts of such assets and liabilities. The Bank, like other thrift institutions, is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different times, or on a different basis, than its interest-earning assets.

Comparison of Financial Condition at December 31, 1998 and December 31, 1997

         Total assets at December 31, 1998 were $102.8 million compared to $87.9 million at December 31, 1997, an increase of $14.9 million, or 17.0%. The increase was primarily the result of an increase in the loan portfolio of $19.6 million, funded by increases in FHLB advances of $10.0 million and deposits of $14.1 million, partially offset by the payment of the special dividend of $7.5 million in January 1998. Securities available-for-sale decreased $5.9 million from $33.5 million at December 31, 1997 to $27.6 million at December 31, 1998. Interest-bearing deposits decreased $2.0 million from $5.8 million at December 31, 1997 to $3.8 million at December 31, 1998.

         In order to increase the size of the loan portfolio, the Company has utilized the services of an area mortgage broker who receives a fee for each mortgage originated for the Company. The broker serves the same market area as the Company, and the loans share the same characteristics of the Company's existing loans. During 1998, the Company originated $17.9 million loans through this broker. Because all of these loans carry fixed interest rates, the Company's interest rate risk has increased as a result of the purchases. See "Quantitative and Qualitative Disclosures About Market Risk".

         Total liabilities at December 31, 1998 were $81.8 million compared to $64.8 million at December 31, 1997, an increase of $17.0 million, or 26.2%. Total deposits increased by $14.1 million from $41.3 million at December 31, 1997 to $55.4 million at December 31, 1998 due to an increase in time deposits as a result of an increase in marketing. The decrease of $7.3 million in other liabilities was due mainly to the payment of the $4.00 per share special dividend which totaled $7.5 million. In order to provide for additional liquidity to fund the payment of the special dividend in January, 1998 and the increase in the loan portfolio, the Company increased FHLB advances to $23.8 million at December 31, 1998 from $13.8 million at December 31, 1997.

         Total equity at December 31, 1998 was $21.0 million compared to $23.1 million at December 31, 1997, a decrease of $2.1 million, or 9.1% as a result of the repurchase of 230,320 shares of treasury stock at an aggregate price of $2.9 million and regular dividends of $877,000, or $0.49 per share.

Results of Operations

         The Company's results of operations depend primarily upon the level of net interest income, which is the difference between the interest income earned on its interest-earning assets such as loans and securities, and the costs of the Company's interest-bearing liabilities, primarily deposits and borrowings. Results of operations are also dependent upon the level of the Company's noninterest income, including fee income and service charges, and affected by the level of its noninterest expenses, including its general and administrative expenses. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them, respectively.

Comparison of Operating Results for the Years Ended December 31, 1998 and December 31, 1997

         General. Net income for the year ended December 31, 1998 was $1.5 million, an increase of $579,000, or 62.9%, from net income of $921,000 for the year ended December 31, 1997. The increase was primarily a result of the absence of additional ESOP expense of $981,000 due to the declaration of the $4.00 per share special dividend which resulted in a paydown of the ESOP debt and the release of additional shares to participants in 1997. Also contributing to the increase in net income was an increase of $43,000 in gains on sale of securities. This was partially offset by an increase in compensation and benefits of $303,000 due to a full year of RRP expenses and a decrease in net interest income of $322,000 due to a reduction in average interest earning assets resulting from the payment of the special dividend.

         Interest Income. Interest income for the year ended December 31, 1998 was $6.8 million compared to $6.1 million for the year ended December 31, 1997, an increase of $700,000, or 11.5%. The increase in interest income was the result of an increase in the average balance of interest-earning assets from $79.5 million for the year ended December 31, 1997 to $88.8 million for the year ended December 31, 1998. The increase in the average balance of interest-earning assets was largely a result of an $11.4 million increase in the average loans receivable partially offset by a $5.5 million decrease in the average balance of securities. The average yield on interest-earning assets decreased from 7.63% for the year ended December 31, 1997 to 7.61% for the year ended December 31, 1998. This was largely a result of a decrease in the yield on mortgage loans from 8.99% for the year ended December 31, 1997 to 8.54% for the year ended December 31, 1998 due to a general decline in loan rates, as well as a decrease in the yield on securities and mortgage-backed securities of 66 basis points.

         Interest Expense. Interest expense for the year ended December 31, 1998 was $3.1 million compared to $2.1 million for the year ended December 31, 1997, an increase of $1.0 million, or 47.6%. The increase in interest expense was a result of an increase in average interest-bearing liabilities from $47.4 million for the year ended December 31, 1997 to $65.4 million for the year ended December 31, 1998 combined with an increase in the average cost of funds from 4.40% for the year ended December 31, 1997 to 4.74% for the year ended December 31, 1998. The increase in the average cost of funds was primarily the result of the increased use of FHLB advances at higher rates than the bank deposit rates and an increase in the ratio of time deposits to total deposits.

         Net Interest Income. Net interest income for the year ended December 31, 1998 was $3.7 million compared to $4.0 million for the year ended December 31, 1997, a decrease of $300,000 million, or 7.5%. Although the Company's use of borrowings to increase its financial leverage contributes to net interest income, because its cost of borrowings was significantly higher than the cost of the Company's other liabilities, the utilization of borrowings had the effect of reducing the Company's net interest spread. The decrease in net interest income was a result of a decrease in the ratio of average interest-earning assets to average interest-bearing liabilities from 167.82% for the year ended December 31, 1997 to 135.19% for the year ended December 31, 1998.

         Provision for Loan Losses. The Company recorded an $80,000 provision for loan losses for the year ended December 31, 1998 compared to no provision for the year ended December 31, 1997, due to the increase in the loan portfolio in 1998. At December 31, 1998, the Company's allowance for losses totaled $258,000, or .45% of total loans and 25.10% of total non-performing loans. The amount of the provision and allowance for estimated losses on loans is influenced by current economic conditions, actual loss experience, industry trends and other factors, such as adverse economic conditions, including declining real estate values, in the Company's market area. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for estimated losses on loans. Such agencies may require the Company to provide additions to the allowance based upon judgments which differ from those of management. The loan loss provision for the year ended December 31, 1998 is indicative of management's assessment of the adequacy of the allowance for loan losses, given the trends in historical loss experience of the portfolio and current economic conditions, as well as the fact that the majority of loans are single-family residential loans and the loan-to-values are generally less than 80%. Although management uses the best information available and maintains the Company's allowance for loan losses at a level it believes adequate to provide for losses, future adjustments to the allowance may be necessary due to economic, operating, regulatory and other conditions that may be beyond the Company's control.

         Noninterest Income. Noninterest income for the year ended December 31, 1998 was $137,000 compared to $77,000 for the year ended December 31, 1997, an increase of $60,000, or 77.9%. The increase was primarily a result of gains on sales of securities of $43,000 for the year ended December 31, 1998 compared to nominal losses for the year ended December 31, 1997. This was partially aided by an increase in service fees collected of $17,000.

         Noninterest Expense. Noninterest expense was $1.5 million for the year ended December 31, 1998 compared to $2.2 million for the year ended December 31, 1997, a decrease of $700,000, or 31.8%. The decrease was primarily a result of the absence of the additional ESOP expense incurred in 1997 due to the declaration of the $4.00 per share special dividend in that year. Under Federal Employee Retirement Income Safety Act, the ESOP was required to use the dividend received for the benefit of participants therein. Accordingly, the ESOP trustee elected to use the dividend proceeds to pay down the ESOP debt which caused the mandatory release of additional shares to participants with a value at December 31, 1997 of $981,000. The decrease was partially offset by an increase in other compensation and benefits, due to the full year of RRP expense, of $303,000.

         Income Tax Expense. The provision for income taxes totaled $724,000 for the year ended December 31, 1998 compared to $947,000 for the year ended December 31, 1997. The decrease was a result of an increase in interest income from municipal securities, which are tax exempt for federal tax purposes.

Comparison of Operating Results for the Years Ended December 31, 1997 and December 31, 1996

         General. Net income for the year ended December 31, 1997 was $921,000, a decrease of $79,000, or 7.9%, from net income of $101 million for the year ended December 31, 1996. The decrease was primarily a result of additional ESOP expense of $981,000 due to the declaration of the $4.00 per share special dividend which resulted in a paydown of the ESOP debt and the release of additional shares to participants. Also contributing to the decline in net income was an increase in other compensation and benefits of $105,000, due to the ratification of the RRP at the annual meeting, an increase in professional fees and other operating expenses of $120,000 which can be associated with being a public company. This was partially offset by an increase in net interest income of $1.1 million and a decrease in federal deposit insurance premiums of $63,000.

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

         Interest Expense. Interest expense for the year ended December 31, 1997 was $2.1 million compared to $1.8 million for the year ended December 31, 1996, an increase of $304,000, or 16.9%. The increase in interest expense was a result of an increase in average interest-bearing liabilities from $41.9 million for the year ended December 31, 1996 to $47.4 million for the year ended December 31, 1997 combined with an increase in the average cost of funds from 4.25% for the year ended December 31, 1996 to 4.40% for the year ended December 31, 1997. The increase in the cost of funds was a result of the use of FHLB advances at higher rates than the bank deposit rates.

         Net Interest Income. Net interest income for the year ended December 31, 1997 was $4.0 million compared to $2.9 million for the year ended December 31, 1996, an increase of $1.1 million, or 37.9%. Although the Company's use of borrowings to increase its financial leverage contributed to the increase in net interest income, because the spread between the Company's borrowings was significantly lower than the spread between the Company's other liabilities, the utilization of borrowings had the effect of reducing the Company's net interest spread. The increase in net interest income was a result of an increase in the ratio of average interest-earning assets to average interest-bearing liabilities from 136.86% for the year ended December 31, 1996 to 167.82% for the year ended December 31, 1997.

         Provision for Loan Losses. The Company recorded no provision for loan losses for the year ended December 31, 1997 compared to a $50,000 provision for the year ended December 31, 1996. At December 31, 1997, the Company's allowance for losses totaled $186,000, or .50% of total loans and 20.84% of total non-performing loans. The amount of the provision and allowance for estimated losses on loans is influenced by current economic conditions, actual loss experience, industry trends and other factors, such as adverse economic conditions, including declining real estate values, in the Company's market area. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for estimated losses on loans. Such agencies may require the Company to provide additions to the allowance based upon judgments which differ from those of management. The loan loss provision for the year ended December 31, 1997 is indicative of management's assessment of the adequacy of the allowance for loan losses, given the trends in historical loss experience of the portfolio and current economic conditions, as well as the fact that the majority of loans are single-family residential loans and the loan-to-values are generally less than 80%. Although management uses the best information available and maintains the Company's allowance for loan losses at a level it believes adequate to provide for losses, future adjustments to the allowance may be necessary due to economic, operating, regulatory and other conditions that may be beyond the Company's control.

         Noninterest Income. Noninterest income for the year ended December 31, 1997 was $77,000 compared to $32,000 for the year ended December 31, 1996, an increase of $45,000, or 140.6%. The increase was primarily a result of losses on sales of securities of $38,000 for the year ended December 31, 1996 compared to nominal losses for the year ended December 31, 1997. This was partially aided by an increase in service fees collected of $8,000.

         Noninterest Expense. Noninterest expense was $2.2 million for the year ended December 31, 1997 compared to $1.2 million for the year ended December 31, 1996, an increase of $953,000, or 79.4%. The increase was primarily a result of an increase in the ESOP expense due to the declaration of the $4.00 per share special dividend. Under Federal Employee Retirement Income Safety Act, the ESOP was required to use the dividend received for the benefit of participants therein. Accordingly, the ESOP trustee elected to use the dividend proceeds to pay down the ESOP debt which caused the mandatory release of additional shares to participants with a value at December 31, 1997 of $981,000. Also contributing to the decline in net income was an increase in other compensation and benefits, due to the ratification of the RRP at the annual meeting, of $105,000, and an increase in professional fees and other operating expenses associated with being a public company of $120,000. This increase was partially offset by a decrease in federal deposit insurance premiums of $63,000 and the absence of the special Savings Association Insurance Fund ("SAIF") assessment of $245,000 paid in 1996. However, the Company expects that noninterest expense will decrease in the future due to the limited ability to declare additional large dividends.

         Income Tax Expense. The provision for income taxes totaled $947,000 for the year ended December 31, 1997 compared to $629,000 for the year ended December 31, 1996. The increase was a result of an increase in income before income taxes of $237,000 combined with an increase in the valuation allowance of $128,000.

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

                                                                   Year Ended December 31,
                              -----------------------------------------------------------------------------------------------
                                        1998                    1997                    1996                     1995
                              ----------------------- ----------------------- ----------------------- -----------------------
                               Average                Average                  Average                Average
                                 Out-  Interest         Out-  Interest          Out-   Interest         Out-    Interest
                              standing Earned/ Yield/ standing Earned/ Yield/ standing Earned/ Yield/ standing  Earned/ Yield/
                               Balance  Paid   Rate   Balance   Paid   Rate    Balance  Paid    Rate  Balance    Paid    Rate
                               -------  ----   ----   -------   ----   ----    -------  ----   ----   -------    ----    ----
                                                                         (Dollars in Thousands)
Interest-Earning Assets:
  Loans Receivable (1)         $47,509  $4,055  8.54%  $36,066 $3,244  8.99%  $35,608  $3,331  9.35%  $34,131  $3,156    9.25%
  Securities (2)                26,399   1,739  6.59    31,926  2,046  6.41    11,947     781  6.54     9,250     652    7.05
  Equity securities              1,668     150  8.98       ---    ---  ---        ---     ---   ---       ---     ---     ---
  Mortgage-Backed Securities     8,726     603  6.90     7,930    567  7.15     4,460     275  6.17     3,549     186    5.24
  Other                          4,469     210  4.70     3,548    205  5.78     5,295     277  5.23     4,407     274    6.22
                                 -----     ---           -----    ---           -----     ---           -----     ---
    Total interest-earning
      assets                   $88,771   6,757  7.61%  $79,470  6,062  7.63%  $57,310   4,664  8.14%  $51,337   4,268    8.31%
                               =======   =====         =======  =====         =======   =====         =======   =====

Interest-Earning
Liabilities:
  Passbook savings             $20,412     589  2.88   $21,117    638  3.02   $21,559     690  3.20   $21,512     649    3.02
  Certificate accounts          24,793   1,339  5.40    20,565  1,103  5.36    20,317   1,091  5.36    18,843     983    5.22
  FHLB Advances                 20,154   1,173  5.82     5,673    343  6.05       ---     ---   ---       ---     ---     ---
                                ------   -----           -----    ---                                     ---     ---
    Total interest-bearing
      liabilities              $65,359   3,101  4.74   $47,355  2,084  4.40   $41,876   1,781  4.25   $40,355   1,632    4.05
                               =======   =====  ----   =======  =====  ----   =======   =====  ----   =======   =====    ----

Net interest income                     $3,656                 $3,978                  $2,883                  $2,636
                                        ======                 ======                  ======                  ======
Net interest rate spread                        2.87                   3.23                    3.89                      4.26
                                                ====                   ====                    ====                      ====
Net earning assets             $23,412                 $32,115                $15,434                 $10,982
                               =======                 =======                =======                 =======
Net yield on average
interest-  earning assets                       4.12%                  5.01%                   5.03%                     5.13%
                                                ====                   ====                    ====                      ====
Average interest-earning
assets to average                       135.82%                167.82%                136.86%                  127.21%
interest-bearing liabilities            ======                 ======                 ======                   ======

(1) Calculated net of deferred loan fees, loan discounts, loan in process and loss reserves.
(2)  Calculated based on amortized cost.

         The following table presents the weighted average yields earned on loans, securities and other interest-earning assets, and the weighted average rates paid on savings deposits and the resultant interest rate spreads at the date indicated. Weighted average balances are based on monthly balances.

                                                                                       At December 31,
                                                                                -------------------------
                                                                                 1998      1997     1996
                                                                                 ----      ----     ----
Weighted average yield on:
   Loans receivable                                                              7.99%     8.49%    8.57%
   Mortgage-backed securities                                                    6.06      6.87     6.84
   Securities                                                                    6.90      7.01     6.05
   Other interest-earning assets                                                 4.73      5.55     6.53
      Combined weighted average yield on interest-earning assets                 7.33      7.24     7.41

Weighted average rate paid on:
   Passbook savings deposits                                                     2.50      3.01     3.01
   Certificate accounts                                                          5.32      5.50     5.31
    FHLB Advances                                                                5.48      6.05      ---
      Combined weighted average rate paid on interest-bearing liabilities        4.61      4.71     4.11

Spread                                                                           2.72      2.53     3.30

(1) Excluding amortization of deferred loan fees.

                                                                              12

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


                                                     Year Ended December 31,      Year Ended December 31,
                                                          1997 vs. 1998                1996 vs. 1997
                                                  ----------------------------  ---------------------------
                                                      Increase                      Increase
                                                     (Decrease)                    (Decrease)
                                                       Due to          Total         Due to         Total
                                                  ----------------   Increase   -----------------  Increase
                                                   Volume   Rate    (Decrease)    Volume    Rate  (Decrease)
                                                  ----------------  ----------  ----------------- ----------
                                                                     (Dollars in Thousands)
Interest-earning assets:
   Loans receivable                              $  984    ($173)    $  811         $42     ($129)    ($87)
   Securities                                        55      (19)        36       1,281       (16)    1,265
   Mortgage-backed securities                      (363)      56       (307)         242         50      292
   Equity securities                                150        0        150           0          0        0
   Other                                             47      (42)         5        (99)         27     (72)
                                                 ------    -----     ------        ----         --     ----

      Total interest-earning assets                $873    ($178)    $  695      $1,466      ($68)   $1,398
                                                 ======    =====     ======      ======      =====   ======

Interest-bearing liabilities:
   Passbook savings deposits                       ($21)    ($28)      ($49)       ($14)      ($38)    ($52)
   Certificate accounts                             228        8        236          13        (1)       12
   FHLB Advances                                    843      (13)       830         343          0      343
                                                 ------    -----     ------         ---          -      ---

      Total interest-bearing liabilities         $1,050     ($33)     1,017        $342      ($39)      303
                                                 ======    =====     ------        ====      =====      ---

Net interest income                                        ($322)                          $1,095
                                                           =====                          ======



Quantitative and Qualitative Disclosures About Market Risk

         In an attempt to manage its exposure to changes in interest rates, management monitors the Company's interest rate risk. The Board of Directors meets at least quarterly to review the Company's interest rate risk position and profitability. The Board of Directors also reviews the Company's portfolio, formulates investment strategies and oversees the timing and implementation of transactions to assure attainment of the Company's objectives in the most effective manner. In addition, the Board reviews on a quarterly basis the Company's asset/liability position, including simulations of the effect on the Company's capital of various interest rate scenarios.

         In managing its asset/liability mix, PS Financial, depending on the relationship between long- and short-term interest rates, market conditions and consumer preference, often places more emphasis on managing net interest margin than on better matching the interest rate sensitivity of its assets and liabilities in an effort to enhance net interest income. Management believes that the increased net interest income resulting from a mismatch in the maturity of its asset and liability portfolios can, during periods of declining or stable interest rates, provide high enough returns to justify the increased exposure to sudden and unexpected increases in interest rates.

         The Company's interest rate risk increased during the twelve months ended December 31, 1998 due to the large increase in fixed rate loans, funded by fixed rate time deposits and FHLB advances. However, management has taken a number of steps to limit to some extent its interest rate risk. First, the Company focuses its fixed rate loan originations on loans with maturities of 15 years or less. At December 31, 1998, $39.6 million or 89.7% of the Company's one- to four family residential loan portfolio consisted of fixed rate loans having original terms to maturity of 15 years or less. Second, the Company offers balloon loans of 10 years or less in an attempt to decrease its asset/liability mismatch. Third, the Company has maintained a mortgage-backed securities portfolio with adjustable-rates. At December 31, 1998, adjustable rate mortgage-backed securities totaled $9.1 million which represented 9.0% of interest-earning assets. Fourth, the Company has attempted to reinvest the proceeds of most of its borrowings into assets with maturities which are anticipated to be similar to those of its borrowings. Finally, a substantial proportion of the Company's liabilities consists of passbook savings accounts which are believed by management to be somewhat less sensitive to interest rate changes than certificate accounts.

         Generally, the investment policy of the Company is to invest funds among various categories of investments and maturities based upon the Company's need for liquidity, to achieve the proper balance between its desire to minimize risk and maximize yield, to provide collateral for borrowings, and to fulfill the Company's asset/liability management policies. Investments generally include interest-bearing deposits in other federally insured financial institutions, FHLB stock, U.S. Government securities and municipal securities.

         PS Financial's cost of funds responds to changes in interest rates due to the relatively short-term nature of its deposit portfolio. Consequently, the results of operations are heavily influenced by the levels of short-term interest rates. PS Financial offers a range of maturities on its deposit products at competitive rates and monitors the maturities on an ongoing basis.

         An approach used by management to quantify interest rate risk is net portfolio value ("NPV") analysis. In essence, this approach calculates the difference between the present value of liabilities, expected cash flows from assets and cash flows from off balance sheet contracts. The following tables set forth, at December 31, 1997 and 1998, an analysis of the Bank's interest rate risk as measured by the estimated changes in NPV resulting from instantaneous and sustained parallel shifts in the yield curve (+/-400 basis points, measured in 100 basis point increments).

                            December 31, 1998
----------------------------------------------------------------------
                                                   Estimated Increase
 Change in Interest  Estimated    Ratio of NPV     (Decrease) in NPV
        Rates           NPV            to        ---------------------
   (Basis Points)      Amount     Total Assets     Amount     Percent
------------------- ------------ --------------  ----------  ---------
        +400           $9,915           11%       ($9,837)       (50)%
        +300           12,327           13         (7,425)       (38)
        +200           14,828           15         (4,924)       (25)
        +100           17,313           17         (2,439)       (12)
         ---           19,752           19            ---        ---
        -100           22,419           21          2,667         14
        -200           25,427           23          5,675         29
        -300           28,833           25          9,082         32
        -400           32,488           27         12,737         64



                            December 31, 1997
----------------------------------------------------------------------
                                                   Estimated Increase
 Change in Interest  Estimated    Ratio of NPV     (Decrease) in NPV
        Rates           NPV            to        ---------------------
   (Basis Points)      Amount     Total Assets     Amount     Percent
------------------- ------------ --------------  ----------  ---------

       +400            $14,271          18%       ($8,611)       (38)%
       +300             16,443          21         (6,439)       (28)
       +200             18,792          24         (4,090)       (18)
       +100             21,087          27         (1,795)        (8)
        ---             22,882          29            ---        ---
       -100             24,658          31          1,776          8
       -200             26,318          34          3,436         15
       -300             28,216          36          5,334         23
       -400             30,508          39          7,626         33


         Certain assumptions utilized in assessing interest rate risk were employed in preparing the preceding table. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under the various interest rate scenarios. It was also assumed that delinquency rates will not change as a result of changes in interest rates although there can be no assurance that this will be the case. Even if interest rates change in the designated amounts, there can be no assurance that the Bank's assets and liabilities would perform as set forth above. In addition, a change in U.S. Treasury rates in the designated amounts accompanied by a change in the shape of the Treasury yield curve would cause significantly different changes to the NPV than indicated above.

Liquidity and Capital Resources

         The Company's primary sources of funds are deposits, proceeds from principal and interest payments on loans and mortgage-backed securities. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. The Company generally manages the pricing of its deposits to be competitive and increase core deposit relationships.

         Federal regulations require the Bank to maintain minimum levels of liquid assets. The required percentage has varied from time to time based upon economic conditions and savings flows and is currently 4% of net withdrawable savings deposits and borrowings payable on demand or in one year or less during the preceding calendar month. Liquid assets for purposes of this ratio include cash, certain time deposits, U.S. Government, government agency and corporate securities and other obligations generally having remaining maturities of less than five years. The Bank has historically maintained its liquidity ratio for regulatory purposes at levels in excess of those required. At December 31, 1998, the Bank's liquidity ratio for regulatory purposes was 36.2%.

         The Company's cash flows are comprised of three primary classifications: cash flows from operating activities, investing activities and financing activities. Cash flows provided by operating activities were $1.8 million, $1.9 million and $869,000 for the years ended December 31, 1998, 1997, and 1996, respectively. Net cash from investing activities consisted primarily of disbursements for loan originations and the purchase of investments and mortgage-backed securities, offset by principal collections on loans, proceeds from maturation and sales of securities and paydowns on mortgage-backed securities. Net cash used in financing activities consisted primarily of the purchase of treasury stock of $2.9 million and $3.2 million for the years ended December 31, 1998 and 1997, respectively, proceeds from FHLB advances totaling $10.0 million and $13.8 million for the years ended December 31, 1998 and 1997, as well as payment of the special dividend of $8.4 million for the year ended December 31, 1998. The net increase (decrease) in deposits was $14.1 million, ($1.0) million and $1.2 million for the years ended December 31, 1998, 1997, and 1996, respectively.

         The Company's most liquid assets are cash and short-term investments. The levels of these assets are dependent on the Company's operating, financing, lending and investing activities during any given period. At December 31, 1998, cash and short-term investments totaled $4.2 million. The Company has other sources of liquidity if a need for additional funds arises, including securities maturing within one year and the repayment of loans. The Company may also utilize the sale of securities available-for-sale and Federal Home Loan Bank advances as a source of funds.

         At December 31, 1998, the Company had outstanding commitments to originate loans of $1.9 million, all of which had fixed interest rates. These loans are to be secured by properties located in its market area. The Company anticipates that it will have sufficient funds available to meet its current loan commitments. Certificates of deposit which are scheduled to mature in one year or less from December 31, 1998 totaled $26.8 million. Management believes that a significant portion of such deposits will remain with the Company.

         Liquidity management is both a daily and long-term responsibility of management. The Company adjusts its investments in liquid assets based upon management's assessment of (i) expected loan demand, (ii) expected deposit flows, (iii) yields available on interest-earning deposits and investment securities, and (iv) the objectives of its asset/liability management program. Excess liquidity is invested generally in interest-earning overnight deposits and short-and intermediate-term U.S. Government and agency obligations and mortgage-backed securities of short duration. If the Bank requires funds beyond its ability to generate them internally, it has additional borrowing capacity with the FHLB of Chicago.

         The Bank is subject to various regulatory capital requirements imposed by the OTS. At December 31, 1998, the Bank was in compliance with all applicable capital requirements on a fully phased-in basis. See Note 9 of the Notes to the Consolidated Financial Statements.

         The Company's principal sources of funds are deposits, amortization and prepayment of loan principal and mortgage-backed securities, maturities of investment securities and operations. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan repayments are more influenced by interest rates, floors and caps on loan rates, general economic conditions and competition. The Company generally manages the pricing of its deposits to be competitive and increase core deposit relationships, but has from time to time decided not to pay deposit rates that are as high as those of its competitors.

Impact of Inflation and Changing Prices

         The consolidated financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on the operations of the Company is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates, generally, have a more significant impact on a financial institution's performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Impact of New Accounting Standards

         Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", was issued by the Financial Accounting Standards Board in 1997. This Statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. It does not address issues of recognition or measurement for comprehensive income and is components. Statement 130 is effective for fiscal years beginning after December 15, 1997. Since the provisions of this Statement are disclosure oriented, it will have no impact on the operations of the Company.

         Comprehensive income is now reported for all periods. Comprehensive income includes both net income and other comprehensive income. Other comprehensive income includes the change in unrealized gains and losses on securities available for sale.

         In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosure about Segments of an Enterprise and Related Information". The statement establishes standards for the way that public business enterprises report information about operating segments and certain other information in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. The statement is effective for financial statements for periods beginning after December 15, 1997. The Company adopted SFAS No. 131 on January 1, 1998 and required disclosures will be included beginning with the Company's 1998 Annual Report. The Company operates as a single segment.

         In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Under the standard, entities are required to carry all derivative instruments in the statement of financial position at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposure to change in fair value, cash flows, or foreign currencies. If the hedged exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income (outside earnings) and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amount excluded from the assessment of hedge effectiveness as well as the ineffective portion of the gain or loss is reported in earnings immediately. Accounting for foreign currency hedges is similar to accounting for fair value and cash flow hedges. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change. This Statement will have no effect on the Company.

Year 2000

         As the year 2000 approaches, a significant business issue has emerged regarding how existing application software programs and operating systems can accommodate the date value for the year 2000. Many existing software application products, including software application products used by the Bank and its suppliers and customers, were designed to accommodate only a two-digit date value, which represents the year. For example, information relating to the year 1996 is stored in the system as "96". As a result, the year 1999 (i.e. "99") could be the maximum date value that these systems will be able to process accurately. In response to concerns about this issue, regulatory agencies have begun to monitor holding companies' and banks' readiness for the year 2000 as part of the regular examination process. The Company presently believes that with modification to existing software, conversion to new software, and conversion to a new third party data processor, the year 2000 issue will not pose significant operational problems for the Company's computer systems or business operations. Implementation of the Company's plan to test in-house and out-sourced software has been underway since the first quarter of 1998. Testing of applications considered to be "mission critical" are scheduled for completion by second quarter of 1999. Total compliance of all systems is expected by management to be completed by the third quarter of 1999; management currently estimates that such compliance will cost $15,000. The team for the plan is responsible for the implementation of the plan and reports to the Company's Board of Directors on a quarterly basis until December 1998 and on a monthly basis thereafter until the plan is completed. However, if such modifications and conversions are not made, or are not completed timely, the year 2000 issue could have a material adverse impact on the operations of the Company. In addition, there can be no assurance that unforeseen problems in the Company's computer systems, or the systems of third parties on which the Company's computers rely, will not have an adverse effect on the Company's systems or operations.
Additionally,  failure  of the  Bank's  customers'  to  prepare  for  year  2000 compatibility could have a significant adverse effect on such customer's operations and profitability, thus inhibiting their ability to repay loans and adversely affecting the Bank's operations. The Company does not have sufficient information accumulated from customers of the Bank to enable the Company to assess the degree to which customers' operations are susceptible to potential problems relating to the year 2000 issue.

Safe Harbor Statement

         This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Reform Act of 1995, and is including this statement for purposes of these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of the Company, are generally identifiable by use of the words "believe", "expect", "intend", "anticipate", "estimate", "project" or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations and future prospects of the Company and the subsidiaries include, but are not limited to, changes in: interest rates, general economic conditions, the legislative/regulatory situation, monetary and fiscal policies of the U.S.

Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in the Company's market area and accounting principles, policies and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Further information concerning the Company and its business, including additional factors that could materially affect the Company's financial results, is included in the Company's filings with the Securities and Exchange Commission.
         .

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors
PS Financial, Inc.
Chicago, Illinois


We have audited the accompanying consolidated statements of financial condition of PS Financial, Inc. and its wholly-owned subsidiary as of December 31, 1998 and 1997 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PS Financial, Inc. and its wholly-owned subsidiary at December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.




                          Crowe, Chizek and Company LLP

Oak Brook, Illinois
January 29, 1999



                               PS FINANCIAL, INC.
--------------------------------------------------------------------------------
          See accompanying notes to consolidated financial statements.
--------------------------------------------------------------------------------
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                           December 31, 1998 and 1997
                 (In thousands, except share and per share data)
--------------------------------------------------------------------------------


                                                           1998          1997
                                                           ----          ----
ASSETS
Cash on hand and in banks                               $      448    $     441
Interest-bearing deposit accounts in other financial
  institutions                                               3,789        5,849
                                                        ----------    ---------
    Total cash and cash equivalents                          4,237        6,290
Interest-bearing term deposits in other financial
  institutions                                                 159          209
Securities available-for-sale                               27,596       33,459
Mortgage-backed securities available-for-sale               11,354        8,095
Loans receivable, net                                       56,822       37,167
Federal Home Loan Bank stock                                 1,319          700
Premises and equipment, net                                    426          458
Accrued interest receivable                                    803          801
Other assets                                                    68          743
                                                        ----------    ---------

    Total assets                                        $  102,784    $  87,922
                                                        ==========    =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
    Deposits                                            $   55,429    $  41,275
    Advances from borrowers for taxes and insurance            578          498
    Advances from the Federal Home Loan Bank                23,764       13,750
    Deferred income taxes                                      418          182
    Accrued interest payable and other liabilities           1,569        1,580
    Accrued dividends payable                                    -        7,528
                                                        ----------    ---------
        Total liabilities                                   81,758       64,813

Stockholders' equity
    Common stock $ 0.01 par value per share, 2,500,000
      shares authorized; 2,182,125 shares issued                22           22
    Additional paid-in capital                              21,638       21,602
    Unearned ESOP shares                                    (1,077)      (1,173)
    Unearned stock awards                                     (941)      (1,117)
    Retained earnings, substantially restricted              6,141        5,518
    Treasury stock, at cost, 338,737 shares in 1998 and
      108,417 shares in 1997                                (4,759)      (1,896)
    Accumulated other comprehensive income                       2          153
                                                        ----------    ---------
        Total stockholders' equity                          21,026       23,109
                                                        ----------    ---------

           Total liabilities and stockholders' equity   $  102,784    $  87,922
                                                        ==========    =========



                        CONSOLIDATED STATEMENTS OF INCOME
                  Years ended December 31, 1998, 1997, and 1996
                 (In thousands, except share and per share data)
--------------------------------------------------------------------------------

                                               1998       1997       1996
                                               ----       ----       ----
Interest income
   Loans                                     $  4,055  $   3,244  $  3,331
   Securities                                   1,739      2,046       781
   Dividend income on equity investments          150          -         -
   Mortgage-backed securities                     603        568       275
   Other interest-earning assets                  210        204       277
                                             --------  ---------  --------
      Total interest income                     6,757      6,062     4,664

Interest expense
   Deposits                                     1,928      1,741     1,781
   Federal Home Loan Bank advances              1,173        343         -
                                             --------  ---------  --------
      Total interest expense                    3,101      2,084     1,781
                                             --------  ---------  --------

Net interest income                             3,656      3,978     2,883

Provision for loan losses                          80          -        50
                                             --------  ---------  --------


Net interest income after provision for
  loan losses                                   3,576      3,978     2,833

Noninterest income
   Gain (loss) on sale of securities               43          -       (38)
   Other operating income                          94         77        69
                                             --------  ---------  --------
      Total noninterest income                    137         77        31

Noninterest expense
   Compensation and benefits                      994      1,672       550
   Occupancy and equipment expense                123        125       113
   Data processing services                        60         54        47
   Federal deposit insurance premiums              26         27        90
   SAIF special assessment                          -          -       245
   Professional fees                               88         97        29
   Other operating expense                        198        212       159
                                             --------  ---------  --------
      Total noninterest expense                 1,489      2,187     1,233
                                             --------  ---------  --------


Income before income tax expense                2,224      1,868     1,631

Income tax expense                                724        947       629
                                             --------  ---------  --------


Net income                                   $  1,500  $     921  $  1,002
                                             ========  =========  ========

Basic earnings per share                     $     .83 $     .47  $     .06
                                             ========= =========  =========
Diluted earnings per share                   $     .82 $     .46  $     .06
                                             ========= =========  =========

                                       23



                                                            PS FINANCIAL, INC.
------------------------------------------------------------------------------------------------------------------------------------
                                            CONSOLIDATED  STATEMENTS OF  STOCKHOLDERS'  EQUITY
                                               Years ended December 31, 1998, 1997, and 1996
                                              (In thousands, except share and per share data)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                            Accumulated
                                         Additional  Unearned  Unearned                        Other        Total
                                Common    Paid-in      ESOP     Stock   Retained  Treasury Comprehensive Stockholders' Comprehensive
                                 Stock    Capital     Shares   Awards   Earnings    Stock     Income       Equity          Income
                              --------  -----------  -------- -------- ---------- --------- ------------ ------------- -------------

Balance at January 1, 1996       $  -     $     -     $    -    $    -   $ 11,667   $    -    $    57     $  11,724

Comprehensive income
   Net income                       -           -          -         -      1,002        -          -         1,002     $  1,002
   Change in fair value of
     securities, net of
     reclassification and
     tax effects                    -           -          -         -          -        -        (80)          (80)         (80)
                                                                                                                        --------
      Total comprehensive
        income                                                                                                          $    922
                                                                                                                        ========
Issuance of common stock, net
  of conversion costs of $639      22      21,160     (1,746)        -         -         -          -        19,436

ESOP shares released                -          10         55         -         -         -          -            65
                                  ---     -------     ------      ----    ------     -----      -----       -------


Balance at December 31, 1996       22      21,170     (1,691)        -    12,669         -        (23)       32,147

Comprehensive income
   Net income                       -           -          -         -       921         -          -           921     $    921
   Change in fair value
     of securities, net of
     reclassification and
     tax effects                    -           -          -         -         -         -        176           176          176
                                                                                                                        --------

      Total comprehensive
        income                                                                                                          $  1,097
                                                                                                                        ========

Purchase of treasury stock          -           -          -         -         -    (3,173)         -        (3,173)

ESOP shares released                -         487        518         -         -         -           -        1,005

                                       24


------------------------------------------------------------------------------------------------------------------------------------
                                             See accompanying notes to consolidated financial statements.
------------------------------------------------------------------------------------------------------------------------------------
                                                  CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                    Years ended December 31,1998, 1997, and 1996
                                                  (In thousands, except share and per share data)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                            Accumulated
                                   Additional   Unearned   Unearned                           Other         Total
                            Common   Paid-in      ESOP       Stock     Retained  Treasury Comprehensive Stockholders' Comprehensive
                             Stock   Capital     Shares     Awards     Earnings    Stock     Income         Equity        Income
------------------------------------------------------------------------------------------------------------------------------------

Stock awards issued         $   -   $    (55)  $      -    $ (1,222)   $      -   $  1,277    $      -    $       -

Stock awards earned             -          -          -         105           -          -           -          105

Dividends declared
   ($4.28 per share)            -          -          -           -      (8,072)         -           -       (8,072)
                             ----   --------   --------    --------    --------   --------    --------    ---------

Balance at
   December 31, 1997           22     21,602     (1,173)     (1,117)      5,518     (1,896)        153       23,109

Comprehensive income
   Net income                   -          -          -           -       1,500          -           -        1,500      $  1,500
   Change in fair value
     of securities, net of
     reclassification and
     tax effects                -          -          -           -           -          -        (151)        (151)         (151)
                                                                                                                         --------

      Total comprehensive
        income                                                                                                           $  1,349
                                                                                                                         ========

Purchase of treasury stock      -          -          -           -           -     (2,863)          -        (2,863)

ESOP shares released            -         36         96           -           -          -           -           132

Stock awards earned             -          -          -         176           -          -           -           176

Dividends declared
   ($.49 per share)             -          -          -           -        (877)         -           -          (877)
                             ----   --------   --------    --------    --------   --------    --------     ---------

Balance at
   December 31, 1998         $ 22   $ 21,638   $ (1,077)   $   (941)   $  6,141   $ (4,759)   $      2     $  21,026
                             ====   ========   ========    ========    ========   ========    ========     =========


                                       25


---------------------------------------------------------------------------------------------
                                                (Continued)
---------------------------------------------------------------------------------------------
                                   CONSOLIDATED  STATEMENTS  OF CASH FLOWS
                                 Years ended December 31, 1998, 1997, and 1996
                                               (In thousands)
---------------------------------------------------------------------------------------------

                                                                1998      1997        1996
                                                                ----      ----        ----
Cash flows from operating activities
   Net income                                                 $  1,500  $     921  $  1,002
   Adjustments to reconcile net income to net cash
     from operating activities
      Depreciation                                                  47         46        33
      Amortization of discounts and premiums on securities           4         34        22
      Provision for loan losses                                     80          -        50
      Net (gain) loss on sale of securities
           available-for-sale                                      (43)         -        38
      ESOP compensation expense                                    132      1,005        65
      Stock awards expense                                         176        105         -
      Change in
         Deferred loan origination fees                            (70)       (50)      (55)
         Accrued interest receivable and other assets              673       (294)     (352)
         Other liabilities and deferred income taxes              (741)       176        66
                                                              --------  ---------  --------
           Net cash from operating activities                    1,758      1,943       869

Cash flows from investing activities
   Proceeds from sales of securities available-for-sale          4,716     14,990         -
   Proceeds from sale of mortgage-backed securities
     available-for-sale                                          1,083      1,671     1,283
   Purchase of Federal Home Loan Bank stock                       (619)      (338)      (21)
   Proceeds from repayments of securities                        2,787      1,186       673
   Proceeds from maturities of securities                       19,380     11,650     6,500
   Purchase of securities available-for-sale                   (17,293)   (35,339)  (21,011)
   Purchase of mortgage-backed securities available-for-sale    (7,215)    (6,180)   (2,458)
   Net decrease in interest-bearing term deposits in other
     financial institutions                                         50         39         -
   Net increase in loans                                       (19,665)    (1,173)   (1,414)
   Capital expenditures, net                                       (15)       (43)      (27)
                                                              --------  ---------  --------
      Net cash from investing activities                       (16,791)   (13,537)  (16,475)

Cash flows from financing activities
   Net increase (decrease) in deposits                          14,154       (928)    1,156
   Net increase in advances from borrowers for
     taxes and insurance                                            80         21        18
   Advances from the Federal Home Loan Bank                     10,014     13,750         -
   Purchase of treasury stock                                   (2,863)    (3,173)        -
   Dividends paid                                               (8,405)      (544)
   Net proceeds from stock issuance                                  -          -    19,436
                                                              --------  ---------  --------
      Net cash from financing activities                        12,980      9,126    20,610
                                                              --------  ---------  --------



-----------------------------------------------------------------------------------------
              See   accompanying   notes  to  consolidated   financial statements.
-----------------------------------------------------------------------------------------
                       CONSOLIDATED  STATEMENTS  OF CASH FLOWS
                    Years ended December 31, 1998, 1997, and 1996
                                   (In thousands)
-----------------------------------------------------------------------------------------

                                                             1998      1997        1996
                                                             ----      ----        ----

Net change in cash and cash equivalents                    $ (2,053) $  (2,468) $  5,004

Cash and cash equivalents, beginning of year                  6,290      8,758     3,754
                                                           --------  ---------  --------

Cash and cash equivalents, end of year                     $  4,237  $   6,290  $  8,758
                                                           ========  =========  ========

Supplemental disclosures of cash flow information
   Cash paid during the year for
      Interest                                             $  2,966  $   2,004  $  1,789
      Income taxes                                            1,045        707       631

Supplemental schedule of noncash investing activities
   Amount due to broker for purchase of securities            1,558        499         -
   Dividends declared                                             -      7,528         -

                                       27

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1998, 1997, and 1996
         (Table amounts in thousands, except share and per share data)
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of PS Financial, Inc. (the Company); its wholly-owned subsidiary, Preferred Savings Bank (the Bank); and the Bank's wholly-owned subsidiary, Preferred Service Corporation, which engages in limited insurance activities. All significant intercompany balances and transactions have been eliminated.

Business: The only business of the Company is the ownership of the Bank. The Bank is a federally-chartered stock savings bank. Through its main office, the Bank offers a variety of financial services to customers in Chicago, Illinois. Financial services consist primarily of consumer loans secured by residential real estate and savings, certificate of deposit, and checking accounts.

Securities: Securities are classified as held-to-maturity when the Company has the positive intent and ability to hold those securities to maturity. Accordingly, they are stated at cost, adjusted for amortization of premiums and accretion of discounts. All other securities are classified as available-for-sale since the Company may decide to sell those securities in response to changes in market interest rates, liquidity needs, changes in yields or alternative investments, and for other reasons. These securities are carried at market value with unrealized gains and losses charged or credited, net of income taxes, to a valuation allowance included as a separate component of equity. Realized gains and losses on disposition are based on the net proceeds and the adjusted carrying amounts of the securities sold, using the specific identification method.

Loans Receivable: Loans receivable are stated at unpaid principal balances, less the allowance for loan losses, and net of deferred loan origination fees and discounts.

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

Impaired loans are measured based on the present value of expected cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of collateral if the loan is collateral dependent. Loans considered to be impaired are reduced to the present value of expected future cash flows or to the fair value of collateral, by allocating a portion of the allowance for loan losses to such loans. If these allocations cause the allowance for loan losses to require increase, such increase is reported as a provision for loan losses.

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

Interest Income: Interest on loans is accrued over the term of the loans based upon the principal outstanding. Management reviews loans delinquent 90 days or more to determine whether the interest accrual should be discontinued. The carrying values of impaired loans are periodically adjusted to reflect cash payments, revised estimates of future cash flows, and increases in the present value of expected cash flows due to the passage of time. Cash payments representing interest income are reported as such. Other cash payments are reported as reductions in carrying value, while increases or decreases due to changes in estimates of future payments and due to the passage of time are reported as adjustments to the provision for loan losses.

Loan Fees and Related Costs: Loan origination fees, net of certain direct loan origination costs, are deferred and recognized over the contractual life of the loan as a yield adjustment.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using principally an accelerated method over the estimated useful lives of the assets. The cost and accumulated depreciation of assets retired or sold are eliminated from the financial statements, and the gain or loss on disposition is credited or charged to operations when it is realized.

Income Taxes: The Company and its subsidiaries file a consolidated income tax return. The provision for income taxes is based on an asset and liability approach which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

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

Earnings Per Common Share: Amounts reported as basic earnings per share reflect the earnings available to common stockholders for the year divided by the weighted average number of common shares outstanding during the year. Diluted earnings per share shows the dilutive effect of additional common shares issuable under stock option and stock award plans. In 1996, earnings per share was computed using net earnings from November 26, 1996, the date that the Bank converted to stock ownership.

Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. The collectibility of loans, fair value of financial instruments, and status of contingencies are particularly subject to change.

Statement of Cash Flows: For the purpose of this statement, cash and cash equivalents are defined to include the Company's cash on hand, demand balances, and interest-bearing deposits with other financial institutions and investments in certificates of deposit with maturities of less than three months.

Comprehensive  Income:  Comprehensive  income  consists  of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available-for-sale which are also recognized as separate components of equity. The accounting standard that requires reporting comprehensive income first applies for 1998, with prior information restated to be comparable.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate footnote. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.


NOTE 2 - SECURITIES

Securities are summarized as follows:

                                                                  December 31, 1998
                                                      -----------------------------------------
                                                                   Gross     Gross
                                                      Amortized Unrealized Unrealized    Fair
                                                        Cost       Gains     Losses      Value
                                                      --------- ---------- ----------   -------
  Securities available-for-sale
    U.S. Treasury securities and obligations of U.S.
        government agencies                           $ 14,840  $    120    $    (9)   $ 14,951
      Municipal securities                               9,377        81        (91)      9,367
      Equity securities                                  3,407         7       (136)      3,278
                                                      --------  --------    -------    --------
                                                        27,624       208       (236)     27,596

      Mortgage-backed securities available-for-sale
         Federal Home Loan Mortgage Corporation          3,513        31          -       3,544
         Federal National Mortgage Association           4,756        12        (11)      4,757
         Government National Mortgage Association        3,054         8         (9)      3,053
                                                      --------  --------    -------    --------
                                                        11,323        51        (20)     11,354
                                                      --------  --------    -------    --------

                                                      $ 38,947  $    259    $  (256)   $ 38,950
                                                      ========  ========    =======    ========



                                                                 December 31, 1997
                                                     ---------------------------------------
                                                                  Gross     Gross
                                                     Amortized Unrealized Unrealized   Fair
                                                        Cost      Gains    Losses      Value
                                                     --------- ---------- ---------- -------
  Securities available-for-sale
    U.S. Treasury securities and obligations of U.S.
        government agencies                           $ 33,329  $    143  $   (13)  $ 33,459
                                                      --------  --------  -------   --------

   Mortgage-backed securities available-for-sale
      Federal Home Loan Mortgage Corporation             3,781        44        -      3,825
      Federal National Mortgage Association              3,640        64        -      3,704
      Government National Mortgage Association             557         9        -        566
                                                      --------  --------  -------   --------
                                                         7,978       117        -      8,095
                                                      --------  --------  -------   --------

                                                      $ 41,307  $    260  $   (13)  $ 41,554
                                                      ========  ========  =======   ========


The Bank holds $500,000 of U.S. government agency bonds which are structured notes issued by the Federal Home Loan Bank at December 31, 1998 and 1997.

Sales of securities are summarized as follows:

                                       For the Year Ended December 31,
                                   ---------------------------------------
                                        1998        1997         1996
                                   -----------  ----------  --------------

    Proceeds from sales             $   5,799    $  16,661   $   1,283
    Gross realized gains                   43           14           -
    Gross realized losses                   -          (14)        (38)

Contractual maturities of securities available-for-sale at December 31, 1998 were as follows. Securities not due at a single maturity date, primarily mortgage-backed and equity securities, are shown separately.

                                                       December 31, 1998
                                                   ------------------------
                                                     Amortized       Fair
                                                       Cost          Value
                                                   ------------  ----------
    Securities available-for-sale
        Due after five years through ten years       $  16,997   $  16,689
        Due after ten years                              7,220       7,629
        Equity securities                                3,407       3,278
        Mortgage-backed securities                      11,323      11,354
                                                     ---------   ---------

                                                     $  38,947   $  38,950
                                                     =========   =========

NOTE 3 - LOANS RECEIVABLE

Loans receivable consist of the following at:

                                                             December 31,
                                                       ------------------------
                                                          1998         1997
                                                       ----------  ------------
    First mortgage loans
        Principal balances
           Secured by one-to-four-family residences     $  44,297   $  29,129
           Secured by other properties                      8,006       5,636
           Secured by commercial real estate                5,135       2,953
           Construction loans                                   -          67
                                                        ---------   ---------
                                                           57,438      37,785

        Less net deferred loan origination fees              (373)       (443)
                                                        ---------   ---------
           First mortgage loans, net                       57,065      37,342

    Share loans                                                15          11

    Less allowance for loan losses                           (258)       (186)
                                                        ---------   ---------

                                                        $  56,822   $  37,167
                                                        =========   =========

The principal balance of loans greater than 90 days delinquent on nonaccrual status at December 31, 1998 and 1997 was approximately $777,000 and $905,000, respectively. The interest income that would have been recorded under the original terms of such loans approximated $70,000 and $40,000 for the years ended December 31, 1998 and 1997, respectively.

The Bank did not have any impaired loans for the years ended December 31, 1998 and 1997.


NOTE 4 - ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses is summarized as follows:

                                                 For the Year Ended
                                                   December 31,
                                        -----------------------------------
                                            1998        1997         1996
                                        -----------  -----------  ---------

    Balance, beginning of year           $     186    $     186   $     136
    Provision for loan losses                   80            -          50
    Charge-offs                                (19)           -           -
    Recoveries                                  11            -           -
                                         ---------    ---------   ---------

        Balance, end of year             $     258    $     186   $     186
                                         =========    =========   =========

NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment consist of the following at:

                                                    December 31,
                                              ------------------------
                                                 1998         1997
                                              ----------  ------------
    Land                                       $      95   $      95
    Building and improvements                        530         520
    Furniture and equipment                          319         330
                                               ---------   ---------
        Total cost                                   944         945
    Accumulated depreciation                         518         487
                                               ---------   ---------

                                               $     426   $     458
                                               =========   =========


NOTE 6 - DEPOSITS

The aggregate amount of short-term jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $3,261,000 at December 31, 1998 and $1,327,000 at December 31, 1997.

At December 31, 1998, scheduled maturities of certificates of deposit are as follows:

                      1999                                     $  26,808
                      2000                                         4,877
                      2001                                         1,900
                      2002                                           201
                      2003 and thereafter                            433
                                                               ---------

                                                               $  34,219

NOTE 7 - ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank of Chicago were as follows:

                                                               December 31,
                                                        ------------------------
          Description                                       1998         1997
 -------------------------------------------------      -----------  -----------

    Structured repayment; matures May 1998;
      6.19% interest rate                                 $       -   $   3,000

    Structured repayment; matures July 1999;
      6.04% interest rate                                     1,950       2,750

    Amortizing; matures July 2005;
      6.40% interest rate                                     2,261           -

    Amortizing; matures July 2005;
      5.76% interest rate                                     4,618           -

    Amortizing; matures August 2005;
      5.81% interest rate                                       935           -

    Fixed term;  matures  November 1999 through
     December  2003;  range of rates 4.78% to 6.04%;
      average rate 5.13%                                     14,000           -

    Fixed term;  matures August 1998 through
      December  1998;  range of interest rates 5.98%
      to 6.03%; average rate 6.06%                                -       8,000
                                                          ---------   ---------

                                                          $  23,764   $  13,750
                                                          =========   =========

The Company maintains a collateral pledge agreement covering secured advances whereby the Company has agreed to at all times keep on hand, free of all other pledges, liens, and encumbrances, whole first mortgage loans on improved residential property not more than 90-days delinquent aggregating no less than 167% of the outstanding secured advances from the Federal Home Loan Bank of Chicago.

NOTE 8 - EARNINGS PER SHARE

A reconciliation of the numerators and denominators for earnings per common share computations for the years ended December 31, 1998, 1997, and 1996 is presented below. Earnings per share for the year ended December 31, 1996 is based on net income since the date of conversion (November 26, 1996).

                                                                 Year Ended December 31,
                                                         ------------------------------------
                                                            1998         1997         1996
                                                         ----------   ----------   ----------
Basic Earnings Per Share
   Net income ........................................   $    1,500   $      921   $    1,002
   Less net income of Bank prior to conversion .......          ---          ---          881
                                                         ----------   ----------   ----------
      Net income available to common stockholders ....   $    1,500   $      921   $      121
                                                         ==========   ==========   ==========
   Weighted average common shares outstanding ........    1,798,464    1,955,356    2,010,304
                                                         ==========   ==========   ==========
      Basic Earnings Per Share .......................   $      .83   $      .47   $      .06
                                                         ==========   ==========   ==========

                                                                 Year Ended December 31,
                                                         ------------------------------------
                                                            1998         1997         1996
                                                         ----------   ----------   ----------
Earnings Per Share Assuming Dilution
    Net income available to common stockholders          $    1,500   $      921  $      121
                                                         ==========   ==========  ==========

   Weighted average common shares outstanding             1,798,464    1,955,356   2,010,304
   Add dilutive effect of assumed exercises:
      Incentive stock options                                21,647       25,684         ---
      Stock awards                                            1,125        1,994         ---
                                                         ----------   ----------  ----------
   Weighted average common and dilutive
     potential common shares outstanding                  1,821,236    1,983,034   2,010,304
                                                         ==========   ==========  ==========

      Diluted Earnings Per Share                         $      .82   $      .46  $      .06
                                                         ==========   ==========  ==========


NOTE 9 - REGULATORY CAPITAL

The Bank is subject to regulatory capital requirements administered by federal regulatory agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

At year-end, actual capital levels of the Bank and minimum required levels were:

                                                                                       Minimum Required
                                                                                          to Be Well
                                                                  Minimum Required     Capitalized Under
                                                                     for Capital       Prompt Corrective
                                                    Actual        Adequacy Purposes    Action Regulations
                                                ---------------- ------------------- --------------------
1998                                            Amount    Ratio   Amount    Ratio      Amount    Ratio
----                                            ------    -----   ------    -----      ------    -----
Total capital (to risk-weighted assets)         $15,437    31.4%  $3,930     8.0%     $ 4,913    10.0%
Tier 1 (core) capital (to risk-weighted assets)  15,179    30.9    1,965     4.0        2,948     6.0
Tier 1 (core) capital (to adjusted total assets) 15,179    15.4    3,945     4.0        4,930     5.0
Tangible capital (to adjusted total assets)      15,179    15.4    1,479     1.5          N/A     N/A

1997
----
Total capital (to risk-weighted assets)         $20,754    65.4%  $2,538     8.0%     $ 3,172    10.0%
Tier 1 (core) capital (to risk-weighted assets)  20,568    64.8    1,269     4.0        1,903     6.0
Tier 1 (core) capital (to adjusted total assets) 20,568    25.8    3,180     4.0        3,975     5.0
Tangible capital (to adjusted total assets)      20,568    25.8    1,193     1.5          N/A     N/A


As of December 31, 1998, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.

On May 21, 1996, the Board of Directors of the Bank adopted a Plan of Conversion to convert from a federal mutual savings bank to a federal stock savings bank with the concurrent formation of a holding company. On November 26, 1996, the Company sold 2,182,125 shares of common stock at $10 per share and received proceeds of $19,436,249 net of conversion expenses and ESOP shares. Approximately 50% of the gross proceeds were used by the Company to acquire all of the capital stock of the Bank.

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


NOTE 10 - INCOME TAXES

The provision for income taxes consists of the following:

                                                 For the Year Ended
                                                   December 31,
                                         ------------------------------------
                                             1998        1997         1996
                                         -----------  -----------  ----------
    Current
        Federal                           $     450    $     940   $     536
        State                                    (5)          43          61
                                          ---------    ---------   ---------
                                                445          983         597
    Deferred                                    279         (164)         34
    Change in valuation allowance                 -          128          (2)
                                          ---------    ---------   ---------

        Income tax expenses               $     724    $     947   $     629
                                          =========    =========   =========

The net deferred tax liability included in other liabilities in the accompanying consolidated statements of financial condition consists of the following at:

                                                         December 31,
                                                ----------------------------
                                                     1998          1997
                                                ------------  --------------
    Gross deferred tax liabilities
        Deferred loan fees                         $    (114)    $   (27)
        Accrual to cash                                 (153)       (227)
        Accumulated depreciation                         (57)        (58)
        FHLB stock dividend                              (14)        (14)
        ESOP expense                                     (42)          -
        Other                                            (40)          -
        Net unrealized gain on debt
           securities available-for-sale                 (51)        (94)
                                                   ---------      ------
                                                        (471)       (420)

                                                             December 31,
                                                     ------------------------
                                                         1998          1997
                                                     -----------  -----------
    Gross deferred tax assets
        Loan loss reserve                              $      94   $      65
        Capital loss carryforward                             99         101
        Prepayment on ESOP                                     -         261
        Stock awards                                          39          40
        Unrealized net loss on equity
              securities available-for-sale                   50           -
                                                       ---------   ---------
                                                             282         467
        Valuation allowance                                 (229)       (229)
                                                       ---------   ---------

           Net deferred tax liability                  $    (418)  $    (182)
                                                       =========   =========

The valuation allowance relates to capital loss carryforwards, unrealized net losses on equity securities, and other items that may not be recoverable.

The income tax provision differs from the amounts determined by applying the statutory U.S. federal income tax rate as a result of the following items:

                                                              Year Ended
                                                           December 31, 1998
                                                         ---------------------
                                                           Amount    Percent
                                                         ---------- ----------
 Income tax computed at the statutory rate                $     756     34.0%
 Tax exempt income, net of disallowed interest expense          (30)    (1.3)
 Other                                                          (26)    (1.2)
                                                          ---------  -------
     Total federal income tax                                   700     31.5
 State income tax, net of federal tax benefit                    24      1.1
                                                          ---------  -------

                                                          $     724     32.6%
                                                          =========  =======

                                               Year Ended December 31,
                                   ---------------------------------------------
                                            1997                    1996
                                   ---------------------    --------------------
                                     Amount      Percent     Amount      Percent
                                   ----------  ---------    ----------  --------
Income tax computed at the
  statutory rate                    $     635      34.0%    $     555      34.0%
Deferred tax valuation allowance          128       6.9            (2)     (0.1)
ESOP                                      111       5.9           ---       ---
Other                                      45       2.4            36       2.2
                                    ---------   -------     ---------   -------
    Total federal income tax              919      49.2           589      36.1
State income tax, net of federal
  tax benefit                              28       1.5            40       2.5
                                    ---------   -------     ---------   -------

                                    $     947      50.7%    $     629      38.6%
                                    =========   =======     =========   =======

Under the Internal Revenue Code, the Bank may, for tax purposes, deduct a provision for bad debts in excess of such provisions recorded in the financial statements. Retained earnings at December 31, 1998 includes approximately $1,514,000, consisting of bad debt deductions accumulated prior to 1988, on which no provision for federal income taxes has been made. The related amount of unrecognized deferred tax liability was approximately $587,000.


NOTE 11 - STOCK-BASED COMPENSATION PLANS

As part of the conversion transaction, the Company established an employee stock ownership plan (ESOP) for the benefit of substantially all employees. The ESOP borrowed $1,745,700 from the Company and used those funds to acquire 174,570 shares of the Company's stock at $10 per share.

Shares issued to the ESOP are allocated to ESOP participants based on principal and interest repayments made by the ESOP on the loan from the Company. The loan is secured by shares purchased with the loan proceeds and will be repaid by the ESOP with funds from the Company's discretionary contributions to the ESOP and earnings on ESOP assets. Principal payments are scheduled to occur over a forty-year period. However, in the event the Company's contributions exceed the minimum debt service requirements, additional principal payments will be made.

During 1997, 51,799 shares of stock, including 50,941 shares resulting from a special dividend, with a fair value of $19.39 per share were committed to be released, resulting in ESOP compensation expense of $1,004,607. During 1998, 9,602 shares of stock with a fair value of $13.75 per share were committed to be released, resulting in ESOP compensation expense of $132,070. Shares held by the ESOP at December 31, 1998 and 1997 are as follows:

                                                    1998          1997
                                                    ----          ----

    Allocated shares                                 66,899       57,297
    Unallocated shares                              107,671      117,273
                                                 ----------    ---------

        Total ESOP shares                           174,570      174,570
                                                 ==========    =========

    Fair value of unallocated shares             $    1,077    $   2,258
                                                 ==========    =========

The Company has a stock option plan under the terms of which 470,000 shares of the Company's common stock were reserved for issuance. The options become exercisable on a cumulative basis in equal installments over a five-year period from the date of grant. The options expire ten years from the date of grant.

A summary of the status of the Company's stock option plan and changes during the year are presented below:

                                                        1998                     1997
                                           -------------------------  --------------------------
                                                           Weighted-                  Weighted-
                                                            Average                    Average
                                                           Exercise                   Exercise
                                              Shares         Price        Shares        Price
                                           ------------   ----------  ------------  ------------
   Outstanding at beginning of year            173,750     $ 11.02              -     $     -
   Granted                                           -                    181,750       11.02
   Exercised                                         -                          -
   Forfeited                                    (6,400)                    (8,000)
                                            ----------                 ----------
      Outstanding at end of year               167,350                    173,750
                                            ==========                 ==========
   Options exercisable at end of year           34,750                          -

   Weighted-average fair value of
     options granted during year                     -                 $     4.76


All of the outstanding options at December 31, 1998 relate to options granted in 1997 at an exercise price of $14. In January 1998, the Company paid a special dividend which resulted in a change in equity structure. This event allowed the Company to modify the stock option agreements to adjust the exercise price to $11 which was an adjustment in direct proportion to the decrease in exercise price as compared to market value as a result of the change in equity structure. The 1997 amounts have been restated to reflect this modification. The options have a remaining life of 8.5 years before expiration and are not fully vested. The exercise price equaled the market value on the date the options were granted.

The Company applies APB Opinion 25 and related Interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized at the date of grant. Had compensation cost been determined based on the fair value at the grant dates in 1997 for awards under the plan consistent with the method of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts in the table below. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period.

                                                        1998        1997
                                                    ------------ -----------
        Net income as reported                      $   1,500    $    921
        Pro forma net income                            1,394         851
        Earnings per share as reported
           Basic                                           .83        .47
           Diluted                                         .82        .46
        Pro forma earnings per share
           Basic                                           .78        .44
           Diluted                                         .77        .43

The fair value of options granted in 1997 was estimated at the date of grant using the Black-Scholes option pricing model using the following assumptions: expected volatility factor of the expected market price of the Company's common stock of 15.75%, risk-free interest rate of 6.74%, expected option term of 8 years, and a dividend yield of 0%.

The Black-Scholes option pricing valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

In connection with the conversion to stock ownership, the Company adopted a Management Recognition and Retention Plan (MRP). In 1997, the Company
contributed $1.3 million allowing the MRP to acquire 87,285 shares of common stock of the Company, at an average cost of $14.00 per share, with 64,006 shares awarded to directors and key employees. These shares vest over a five-year period. The unamortized cost of shares not yet earned (vested) is reported as a reduction of stockholders' equity. MRP compensation expense totaled $175,951 and $104,543 for the years ended December 31, 1998 and 1997, respectively.



NOTE 12 - FINANCIAL INSTRUMENTS AND COMMITMENTS

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to fund loans and previously approved unused lines of credit. The Bank's exposure to credit loss in the event of nonperformance by the parties to these financial instruments is represented by the contractual amount of the instruments. The Bank uses the same credit policy for commitments as it uses for on-balance-sheet items. At December 31, 1998 and 1997, these financial instruments consist of commitments to extend credit totaling $1,949,000 and $564,000, respectively. Fixed rate mortgage loan commitments at December 31, 1998 have rates ranging from 7.125% to 9.5% and terms up to 30 days.

Since many commitments expire without being used, the amount above does not necessarily represent a future cash commitment. Collateral may be obtained upon exercise of a commitment. The amount of collateral is determined by management and may include residential real estate.

Interest-bearing deposit accounts in other financial institutions potentially subject the Bank to concentrations of credit risk. At December 31, 1998, the Bank had a deposit account at the Federal Home Loan Bank of Chicago with a balance totaling approximately $3,272,000. At December 31, 1997, the balance was approximately $5,849,000.

Other primary financial instruments where concentrations of credit risk may exist are securities and loans. Securities are discussed in Note 2. The Bank's principal loan customers are located in Chicago and the southwest portion of Cook County including Cicero and Berwyn. Most loans are secured by specific collateral, including residential and commercial real estate.

NOTE 13 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The   approximate   carrying  amount  and  estimated  fair  value  of  financial instruments is as follows:



                                                 December 31, 1998      December 31, 1997
                                              ---------------------  ----------------------
                                               Carrying      Fair     Carrying      Fair
                                                 Value       Value      Value       Value
                                              ---------- ----------  ---------- -----------
   Financial assets
      Cash on hand and in banks               $    448    $    448    $    441   $     441
      Interest-bearing deposits in other
        financial institutions                   3,789       3,789       5,849       5,849
      Interest-bearing term deposits in other
        financial institutions                     159         159         209         209
      Securities available-for-sale             38,950      38,950      41,554      41,554
      Loans receivable, net                     56,822      57,368      37,167      37,756
      Federal Home Loan Bank stock               1,319       1,319         700         700
      Accrued interest receivable                  803         803         801         801

   Financial liabilities
      Non-interest-bearing deposits               (147)       (147)        (29)        (29)
      Money market and passbook savings        (21,063)    (21,063)    (20,369)    (20,369)
      Certificates of deposits                 (34,219)    (34,434)    (20,877)    (20,892)
      Advances from the Federal Home Loan Bank (23,764)    (23,798)    (13,750)    (13,741)
      Accrued interest payable                    (278)       (278)       (143)       (143)

For purposes of the above, the following assumptions were used. The estimated fair value for cash, interest-bearing deposits with financial institutions, Federal Home Loan Bank stock, accrued interest receivable, money market and savings deposits, and accrued interest payable are considered to approximate their carrying values. The estimated fair value for securities available-for-sale is based on quoted market values for the individual securities or for equivalent securities. The estimated fair value for loans is based on estimates of the rate the Bank would charge for similar loans at December 31, 1998 and 1997, applied for the time period until estimated payment. The estimated fair values of certificates of deposit and FHLB advances are based on estimates of the rates the Bank would pay on such financial instruments at December 31, 1998 and 1997, applied for the time period until maturity. Loan commitments are not included in the table above as their estimated fair value is immaterial.

Other assets and liabilities of the Bank that are not defined as financial instruments, such as property and equipment, are not included in the above disclosures.

NOTE 13 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
  (Continued)

While the above estimates are based on management's judgment of the most appropriate factors, there is no assurance that were the Bank to have disposed of these items on December 31, 1998 and 1997, the fair values would have been achieved, because the market value may differ depending on the circumstances. The estimated fair values at December 31, 1998 and 1997 should not necessarily be considered to apply at subsequent dates.


NOTE 14 - OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows.

                                                   1998      1997      1996
                                                   ----      ----      ----
    Unrealized holding gains (losses) on
      securities available-for-sale               $ (287)   $  284   $  (91)
    Less reclassification adjustments for gains
      (losses) recorded in income                     43         -      (38)
                                                  ------    ------   ------
    Net unrealized gains and (losses)               (244)      284     (129)
    Tax effect                                        93      (108)      49
                                                  ------    ------   ------

Other comprehensive income (loss)                 $ (151)   $  176   $  (80)
                                                  ======    ======   ======

NOTE 15 - PARENT COMPANY FINANCIAL STATEMENTS

Presented below are the condensed statements of financial condition, income, and cash flows for PS Financial, Inc.

                                CONDENSED STATEMENTS OF FINANCIAL CONDITION
                                         December 31, 1998 and 1997

                                                         1998         1997
                                                     ------------ -----------
ASSETS
Cash and cash equivalents                              $   1,331   $   4,194
Securities available-for-sale                              3,278       4,606
ESOP loan                                                    973       1,693
Investment in bank subsidiary                             15,260      20,713
Accrued interest receivable and other assets                 184         121
                                                       ---------   ---------

                                                       $  21,026   $  31,327
                                                       =========   =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Accrued expenses and other liabilities                 $       -   $   8,218
Stockholders' equity
    Common stock                                              22          22
    Additional paid-in capital                            21,638      21,602
    Unearned ESOP shares                                  (1,077)     (1,173)
    Unearned stock awards                                   (941)     (1,117)
    Treasury stock                                        (4,759)     (1,896)
    Retained earnings                                      6,141       5,518
    Accumulated other comprehensive income                     2         153
                                                       ---------   ---------

                                                       $  21,026   $  31,327
                                                       =========   =========


                                       CONDENSED STATEMENTS OF INCOME
                             For the years ended December 31, 1998 and 1997 and
                           for the period November 26, 1996 to December 31, 1996

                                                           1998        1997          1996
                                                       ----------- ------------- ---------
Income
    Securities                                          $     263    $     423   $      28
    ESOP loan                                                  80          117          12
    Interest-bearing deposits with other
      financial institutions                                    -            -          16
    Dividend income from subsidiary                         7,120        3,951           -
    Gain on sale of securities                                 33            -           -
                                                        ---------    ---------   ---------
        Total income                                        7,496        4,491          56

Other expenses                                                199          155          10
                                                        ---------    ---------   ---------


Income before income taxes and equity (excess) in
  undistributed earnings of bank subsidiary                 7,297        4,336          46

Income taxes                                                   16           96          19
                                                        ---------    ---------   ---------


Income before equity (excess) in undistributed
  earnings of bank subsidiary                               7,281        4,240          27

Equity (excess) in undistributed earnings of
  bank subsidiary                                          (5,781)      (3,319)         94
                                                        ---------    ---------   ---------


Net income                                              $   1,500    $     921   $     121
                                                        =========    =========   =========


                                     CONDENSED  STATEMENTS OF CASH FLOWS
                            For the years ended December 31, 1998 and 1997 and
                           for the period November 26, 1996 to December 31, 1996

                                                              1998        1997      1996
                                                           ---------- ---------- ----------
Cash flows from operating activities
   Net income                                              $   1,500   $     921  $     121
   Adjustments to reconcile net income to net cash
    from operating activities
      Amortization of discounts and premiums on securities         2          (1)         -
      (Equity) excess in undistributed earnings of bank
        subsidiary                                             5,781       3,319        (94)
      Gain on sale of securities                                 (33)          -          -
      Change in
         Other assets                                             (9)         31       (148)
         Other liabilities                                      (690)          -          7
                                                           ---------   ---------  ---------
           Net cash from operating activities                  6,551       4,270       (114)

Cash flows from investing activities
   Purchase of bank subsidiary stock                               -           -    (11,144)
   Purchase of securities available-for-sale                  (4,299)     (1,690)    (5,996)
   Proceeds from sale of securities available-for-sale         5,172       1,000          -
   Proceeds from repayment of securities                          14          95          -
   Proceeds from maturities of securities                        330       2,000          -
   Capital contribution to subsidiary                            (83)          -          -
                                                           ---------   ---------  ---------
      Net cash from investing activities                       1,134       1,405    (17,140)

Cash flows from financing activities
   Net proceeds from sale of common stock                          -           -     19,436
   Purchase of treasury stock                                 (2,863)     (3,172)         -
   Payment received on loan to ESOP                              720           9         44
   Dividends paid                                             (8,405)       (544)         -
                                                           ---------   ---------  ---------
      Net cash from financing activities                     (10,548)     (3,707)    19,480
                                                           ---------   ---------  ---------

Net change in cash and cash equivalents                       (2,863)      1,968      2,226

Cash and cash equivalents at beginning of period               4,194       2,226          -
                                                           ---------   ---------  ---------

Cash and cash equivalents at end of period                 $   1,331   $   4,194  $   2,226
                                                           =========   =========  =========

                               PS FINANCIAL, INC.
                             STOCKHOLDER INFORMATION

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 4:00 p.m., Chicago, Illinois time on April 28 1999 at the main office of PS Financial, Inc., 4800 South Pulaski Road, Chicago, Illinois 60632.

MARKET PRICE AND DIVIDEND INFORMATION

The following information relates to the dividends paid and closing price of the Company's $.01 par value common stock, which is traded on the over-the-counter market and is quoted on the NASDAQ National Market under the symbol "PSFI".

--------------------- ---------------------------- -----------------------------
                                 1998                         1997
--------------------- ---------------------------- -----------------------------
--------------------- -------- -------- ---------- -------- -------- -----------
       QUARTER ENDED    HIGH     LOW     DIVIDEND    HIGH      LOW    DIVIDEND
--------------------- -------- -------- ---------- -------- -------- -----------
--------------------- -------- -------- ---------- -------- -------- -----------
March 31               $23.00   $13.50     $4.12*   $14.25   $11.75    $ ---
June 30                $14.88   $12.75     $0.12    $14.88   $12.63    $0.08
September 30           $13.50   $10.75     $0.12    $18.00   $14.00    $0.08
December 31            $12.00   $8.50      $0.13    $23.00   $16.00    $0.12
--------------------- -------- -------- ---------- -------- -------- -----------

* includes special dividend of $4.00 per share declared December 30, 1997 and paid on January 30, 1998.

At March 22, 1999 there were 1,756,384 shares of PS Financial, Inc. common stock issued and outstanding (including unallocated ESOP shares) and there were 159 holders of record. The closing sale price for the Company's stock on March 22, 1999 was $9.94 per share.


STOCKHOLDER AND GENERAL INQUIRIES                       TRANSFER AGENT
Kimberly P. Rooney, President                           First Bankers Trust Co.
PS Financial, Inc.                                      1201 Broadway
4800 South Pulaski Road                                 Quincy, Illinois 62301
Chicago, Illinois  60632
(773) 376-3800

ANNUAL AND OTHER REPORTS

A copy of PS Financial, Inc.'s Annual Report on Form 10-KSB for the year ended December 31, 1998, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Jeffrey Przybyl, Chief Financial Officer, PS Financial, Inc., 4800 South Pulaski Road, Chicago, Illinois 60632-4195.