Form 10KSB, Exhibit 13
period 1999-12-31
PS FINANCIAL INC
filed 2000-03-30
CIK 1021575

--------------------------------------------------------------------------------
                                TABLE OF CONTENTS
--------------------------------------------------------------------------------


President's Message                                                          1
Selected Consolidated Financial Information                                  2
Management's Discussion and Analysis of
      Financial Condition and Results of Operations                          5
Report of Independent Auditors                                              19
Consolidated Financial Statements                                           20
Stockholder Information                                                     46




















                                        I

--------------------------------------------------------------------------------
                               PRESIDENT'S MESSAGE
--------------------------------------------------------------------------------

                                                                  March 31, 1999

To Our Fellow Stockholders:

         On behalf of your Directors, Officers and Employees of PS Financial, Inc., and its wholly owned subsidiary, Preferred Savings Bank FSB, I am pleased to present to our stockholders our fourth annual report as a public corporation.

         PS Financial, Inc. enjoyed a successful 1999 with earnings of $1.6 million. Diluted earnings per share increased 23.2% over 1998 and an average of 50.7% annually since 1997. One of our goals for 1999 was to increase our return on equity. We are pleased to report that our return on equity for 1999 was 8.1%, compared to 6.7% for 1998, an increase of 20.9%. Since 1997, return on equity has increased at an average annual rate of 73.2%. In addition, our return on average assets for 1999 was 1.44%, while our efficiency ratio was 41.86%. Both of these ratios are near the top of industry peer group standards.

         Since the conversion, the Company has been focusing on ways to enhance shareholder value, including the payment of cash dividends and the continuation of a stock repurchase program. In 1999, PS Financial, Inc. continued to pay quarterly dividends. The first two dividends of $0.13 per share were paid in February and May and dividends of $0.14 per share were paid in August and November. The company completed two share repurchases in 1999. In all, 151,544 shares were repurchased during 1999. In view of the price level of the Company's common stock and the strong capital position of the Bank, subject to regulatory limitations, the Board of Directors believes the stock repurchase program to be in the best interests of the Company as we continue to work on leveraging our capital.

         The Company is pleased to report the positive direction our institution has taken over the past year in nearly every phase of our operation. Specifically, our loan portfolio grew from $56.8 million in 1998 to $72.2 million in 1999, a 27.1% increase. During the same period, deposit growth reflected an $8.6 million, or 15.5%, increase. Since 1997, our loan and deposit portfolios have grown at an average annual rate of 39.9% and 24.8% respectively.

         As a way to increase the scope and variety of the products and services our Company can offer, PS Financial, Inc. converted to a new data processor in February of l999. In 1999, we installed our first ATM machine. One of the exciting new changes we will be instituting in the first half of 2000 is the introduction of telephone banking.

         Year 2000 continues to offer many challenges and opportunities for PS Financial, Inc. Customer service remains our top priority. We can still effectively compete against our larger regional competitors by enhancing existing customer relationships and building new ones. Furthermore, the size of the Bank and our knowledge of our market area allow us to react quickly to changing customer needs. The Company continues its significant growth due to the dedication and competency of its directors, officers and staff, whom we wish to thank.

         Our plans for the future will emphasize continued enhancement of stockholder value. The management and directors of PS Financial, Inc. remain committed to ensure that your investment in the Company will continue to be a sound one.

                                                     Sincerely,

                                                     /s/ Kimberly P. Rooney

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

                                                 December 31,
                                   -------------------------------------------
                                      1999    1998      1997    1996     1995
                                   -------- --------  -------  ------- -------
                                                  (In Thousands)
Selected Financial Condition Data:
----------------------------------
Total assets                       $121,356 $102,784  $87,922  $75,133 $53,520
Cash and cash equivalents             3,305    4,237    6,290    8,758   3,754
Loans receivable, net (1):           72,179   56,822   37,167   35,943  34,525
Mortgage-backed securities -
     available for sale               5,636   11,354    8,095    4,702   4,220
Securities - available for sale      35,550   27,596   33,459   24,080   9,739
Deposits                             63,983   55,429   41,275   42,203  41,047
FHLB advances                        37,405   23,764   13,750       --      --
Total stockholders' equity           18,872   21,026   23,109   32,147  11,724

                                              Year ended December 31,
                                      ---------------------------------------
                                       1999     1998    1997    1996    1995
                                      ------  ------  ------  ------   ------
                                                  (In Thousands)
Selected Operations Data:
-------------------------
Total interest income                 $8,005  $6,757  $6,062  $4,664   $4,268
Total interest expense                 4,181   3,101   2,084   1,781    1,632
                                      ------  ------  ------  ------   ------
   Net interest income                 3,824   3,656   3,978   2,883    2,636
Provision for loan losses(1)              15      80      --      50       --
                                          --      --      --      --       --
Net interest income after provision
     for loan losses                   3,809   3,576   3,978   2,833    2,636
Fees and service charges                  89      94      77      69       58
Gain (loss) on sales of securities       (86)     43      --     (38)      --
                                      ------  ------  ------  ------   ------
Total non-interest income                  3     137      77      31       58
Total non-interest expense             1,602   1,489   2,187   1,233    1,009
                                      ------  ------  ------  ------   ------
Income before taxes                    2,210   2,224   1,868   1,631    1,685
Income tax provision                     606     724     947     629      630
                                      ------  ------  ------  ------   ------
Net income                            $1,604  $1,500  $  921  $1,002   $1,055
                                      ======  ======  ======  ======   ======

Basic earnings per share              $1.01    $0.83    $0.47 $0.06(2)   NA
Diluted earnings per share            $1.01    $0.82    $0.46 $0.06(2)   NA

(1) The allowance for loan losses at December 31, 1999, 1998, 1997, 1996 and 1995 was $266,000, $258,000, $186,000, $186,000 and $136,000,
         respectively.
(2)      From date of initial public offering, November 26, 1996.


                                                                                         December 31,
                                                                        --------------------------------------------
                                                                        1999     1998       1997      1996      1995
                                                                        ----     ----       ----      ----      ----
Selected Financial Ratios and Other Data:
----------------------------------------
Performance Ratios:
Return on assets (ratio of net income to average total assets)          1.44%     1.66%     1.12%     1.71%      1.99%
Return on equity (ratio of net income to average total equity)          8.10      6.69      2.97      6.55       9.42
Interest rate spread information:
Average during year                                                     2.68      2.95      3.23      3.89       4.26
End of year                                                             2.51      2.74      2.92      3.30       3.71
Net interest margin (1)                                                 3.52      4.14      5.01      5.03       5.13
Efficiency Ratio (2)                                                   41.86     39.25     53.92     42.30      37.45
Ratio of operating expense to average total assets                      1.44      1.65      2.67      2.10       1.91
Ratio of average interest-earning assets to average interest-bearing  121.80    135.19    167.82    136.86     127.21
     liabilities

Quality Ratios:
Non-performing assets to total assets at end of year                    1.40      1.11      0.97      0.37       1.45
Allowance for loan losses to non-performing loans                      21.06     26.71     20.84     65.96      17.55
Allowance for loan losses to total loans                                0.37      0.45      0.50      0.51       0.39

Capital Ratios:
Equity to total assets at end of year                                  15.55     20.45     26.28     42.79      21.91
Average equity to average assets                                       17.76     24.84     37.94     26.06      21.18

Regulatory Capital Ratios: (3)
Total capital                                                             --        --        --        --      59.05
Tier 1 capital                                                            --        --        --        --      58.37
Leverage ratio                                                            --        --        --        --      22.19
Tangible capital                                                       11.80     15.40     25.86     32.77         --
Core capital                                                           11.80     15.40     25.86     32.77         --
Risk-based capital                                                     24.80     31.40     65.39     92.91         --


(1)      Net interest income divided by average interest earning assets.

(2) The efficiency ratio represents noninterest expense as a percent of net interest income and noninterest income before provision for loan losses.

(3) OTS regulatory capital ratios are shown for the years that the Bank was under OTS regulation. Bank capital ratios are shown for the year the Bank was a state-chartered savings bank.

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

         The Company's net interest income is dependent primarily upon the difference or spread between the average yield earned on loans receivable and investments and the average rate paid on deposits and FHLB advances, as well as the relative amounts of such assets and liabilities. The Bank, like other thrift institutions, is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different times, or on a different basis, than its interest-earning assets.

Comparison of Financial Condition at December 31, 1999 and December 31, 1998

         Total assets at December 31, 1999 were $121.4 million compared to $102.8 million at December 31, 1998, an increase of $18.6 million, or 18.1%. Increases in the loan portfolio of $15.4 million and securities available-for-sale of $8.0 million were the largest components of the increase in total assets. These increases were primarily funded by increases in advances from the Federal Home Loan Bank of $13.6 million and deposits of $8.6 million.

         In order to increase the size of the loan portfolio, the Company has utilized the services of a local mortgage broker who receives a fee for each mortgage originated for the Company. The broker serves the same market area as the Company, and the loans share the same characteristics as the Company's existing loans. During 1999 and 1998, the Company originated $16.8 million and $17.9 million of loans through this broker. Because all of these loans carry fixed interest rates, the Company's interest rate risk has increased as a result of the purchases. See "Quantitative and Qualitative Disclosures About Market Risk."

         Total liabilities at December 31, 1999 were $102.5 million compared to $81.8 million at December 31, 1998, an increase of $20.7 million, or 25.3%. Total deposits increased by $8.6 million, or 15.4%, to $64.0 million at December 31, 1999 from $55.4 million at December 31, 1998. The increase in total deposits was due to an increase in time deposits as a result of the Company continuing to use marketing resources to attract new deposit customers. Total advances from the Federal Home Loan Bank increased to $37.4 million at December 31, 1999 from $23.8 million at December 31, 1998, to provide for additional liquidity to help fund the increase in the loan portfolio.

         Total equity at December 31, 1999 was $18.9 million compared to $21.0 million at December 31, 1998, a decrease of $2.1 million, or 10%. The decrease in total equity was a result of the repurchase of 151,544 shares of treasury stock for $1.7 million, regular dividends of $883,000, or $0.54 per share, and a change in unrealized loss on securities available-for-sale of $1.5 million, offset by net income of $1.6 million for the year ending December 31, 1999.

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

Comparison of Operating Results for the Years Ended December 31, 1999 and December 31, 1998

         General. Net income for the year ended December 31, 1999 was $1.6 million compared to $1.5 million for the year ended December 31, 1998, an increase of $104,000, or 6.9%.

         Interest Income. Interest income for the year ended December 31, 1999 was $8.0 million compared to $6.8 million for the year ended December 31, 1998, an increase of $1.2 million, or 17.6%. The increase in interest income was the result of an increase in the average balance of interest-earning assets to $108.7 million for the year ended December 31, 1999 compared to $88.8 million for the year ended December 31, 1998, primarily due to an increase in the average balance of net loans receivable and securities available-for-sale. The increase in interest-earning assets was partially offset by a decrease in the yield on interest-earning assets. The yield on interest-earning assets decreased 25 basis points to 7.36% for the year ended December 31, 1999 compared to 7.61% for the year ended December 31, 1998. The decrease was primarily due to a decrease in the yield on net loans receivable of 48 basis points and a decrease in the yield on securities available-for-sale of 39 basis points. The decrease in the yield on loans and securities is reflective of the current rate environment.

         Interest Expense. Interest expense for the year ended December 31, 1999 was $4.2 million compared to $3.1 million for the year ended December 31, 1998, an increase of $1.1 million, or 35.5%. The increase in interest expense was a result of an increase in average interest-bearing liabilities to $89.3 million for the year ended December 31, 1999 compared to $65.4 million for the year ended December 31, 1998. The increase in interest-bearing liabilities was offset partially by a decrease in the average cost of funds to 4.68% for the year ended December 31, 1999 compared to 4.74% for the year ended December 31, 1998. The decrease in the average cost of funds was primarily the result of the Company replacing specific advances from the Federal Home Loan Bank with lower cost advances in the current year, in addition to a decrease in certificate of deposit rates offered to customers.

         Net Interest Income. Net interest income for the year ended December 31, 1999 was $3.8 million compared to $3.7 million for the year ended December 31, 1998, an increase of $168,000, or 4.6%. Although the Company reduced the average cost of funds by replacing specific advances from the Federal Home Loan Bank with lower cost advances, the net interest spread decreased by 19 basis points as the average yield on interest-earning assets decreased more than the average cost of interest-bearing liabilities. The slight increase in net interest income was a result of the increase in the volume of interest-earning assets and interest-bearing liabilities.

         Provision for Loan Losses. The Company recorded a $15,000 provision for loan losses for the year ended December 31, 1999 compared to an $80,000 provision for the year ended December 31, 1998. The amount of the provision and allowance for estimated losses on loans is influenced by current economic conditions, actual loss experience, industry trends and other factors, such as adverse economic conditions in the Company's market area. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for estimated losses on loans. Such agencies may require the Company to provide additions to the allowance based upon judgments which differ from those of management. The loan loss provision for the year ended December 31, 1999 is indicative of management's assessment of the adequacy of the allowance for loan losses, given the trends in historical loss experience of the portfolio and current economic conditions, as well as the fact that the majority of loans are single-family residential loans and the loan-to-values are generally less than 80%. Although management uses the best information available and maintains the Company's allowance for loan losses at a level it believes adequate to provide for losses, future adjustments to the allowance may be necessary due to economic, operating, regulatory and other conditions that may be beyond the Company's control.

         Noninterest Income. Noninterest income for the year ended December 31, 1999 was $3,000 compared to $137,000 for the year ended December 31, 1998, a decrease of $134,000. The decrease was primarily a result of net losses on sales of securities of $86,000 for the year ended December 31, 1999 compared to net gains of $43,000 for the year ended December 31, 1998.

         Noninterest Expense. Noninterest expense was $1.6 million for the year ended December 31, 1999 compared to $1.5 million for the year ended December 31, 1998, an increase of $113,000, or 7.5%. The increase was primarily due to the increase in data processing expense of $62,000. The additional data processing expense for the year ended December 31, 1999 was due to the Company converting to a new data processor in February 1999. The system conversion was done as part of the Company's preparation for year 2000 computer issues.

         Income Tax Expense. The provision for income taxes totaled $606,000 for the year ended December 31, 1999 compared to $724,000 for the year ended December 31, 1998. The decrease was a result of an increase in interest income from municipal securities, which are exempt for federal tax purposes.

Comparison of Operating Results for the Years Ended December 31, 1998 and December 31, 1997

         General. Net income for the year ended December 31, 1998 was $1.5 million, an increase of $579,000, or 62.9%, from net income of $921,000 for the year ended December 31, 1997. The increase was primarily a result of the absence of additional ESOP expense of $981,000 due to the declaration of the $4.00 per share special dividend which resulted in a paydown of the ESOP debt and the release of additional shares to participants in 1997. Also contributing to the increase in net income was an increase of $43,000 in gains on sale of securities. This was partially offset by an increase in compensation and benefits of $303,000 due to a full year of RRP expenses and a decrease in net interest income of $322,000 due to a reduction in the ratio of average interest earning assets to average interest bearing liabilities resulting from the payment of the special dividend.

         Interest Income. Interest income for the year ended December 31, 1998 was $6.8 million compared to $6.1 million for the year ended December 31, 1997, an increase of $695,000, or 11.5%. The increase in interest income was the result of an increase in the average balance of interest-earning assets from $79.5 million for the year ended December 31, 1997 to $88.8 million for the year ended December 31, 1998. The increase in the average balance of interest-earning assets was largely a result of an $11.4 million increase in the average loans receivable partially offset by a $5.5 million decrease in the average balance of securities. The average yield on interest-earning assets decreased from 7.63% for the year ended December 31, 1997 to 7.61% for the year ended December 31, 1998. This was largely a result of a decrease in the yield on mortgage loans from 8.99% for the year ended December 31, 1997 to 8.54% for the year ended December 31, 1998 due to a general decline in loan rates, as well as a decrease in the yield on securities and mortgage-backed securities of 66 basis points.

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

         Net Interest Income. Net interest income for the year ended December 31, 1998 was $3.7 million compared to $4.0 million for the year ended December 31, 1997, a decrease of $322,000, or 7.5%. Although the Company's use of borrowings to increase its financial leverage contributes to net interest income, because its cost of borrowings was significantly higher than the cost of the Company's other liabilities, the utilization of borrowings had the effect of reducing the Company's net interest spread. The decrease in net interest income was a result of a decrease in the ratio of average interest-earning assets to average interest-bearing liabilities from 167.82% for the year ended December 31, 1997 to 135.19% for the year ended December 31, 1998.

         Provision for Loan Losses. The Company recorded an $80,000 provision for loan losses for the year ended December 31, 1998 compared to no provision for the year ended December 31, 1997, due to the increase in the loan portfolio in 1998. At December 31, 1998, the Company's allowance for losses totaled $258,000, or .45% of total loans and 25.10% of total non-performing loans. The amount of the provision and allowance for estimated losses on loans is influenced by current economic conditions, actual loss experience, industry trends and other factors, such as adverse economic conditions in the Company's market area. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for estimated losses on loans. Such agencies may require the Company to provide additions to the allowance based upon judgments which differ from those of management. The loan loss provision for the year ended December 31, 1998 is indicative of management's assessment of the adequacy of the allowance for loan losses, given the trends in historical loss experience of the portfolio and current economic conditions, as well as the fact that the majority of loans are single-family residential loans and the loan-to-values are generally less than 80%. Although management uses the best information available and maintains the Company's allowance for loan losses at a level it believes adequate to provide for losses, future adjustments to the allowance may be necessary due to economic, operating, regulatory and other conditions that may be beyond the Company's control.

         Noninterest Income. Noninterest income for the year ended December 31, 1998 was $137,000 compared to $77,000 for the year ended December 31, 1997, an increase of $60,000, or 77.9%. The increase was primarily a result of gains on sales of securities of $43,000 for the year ended December 31, 1998 compared to nominal losses for the year ended December 31, 1997.
Service fees collected in 1998 also increased by $17,000.

         Noninterest Expense. Noninterest expense was $1.5 million for the year ended December 31, 1998 compared to $2.2 million for the year ended December 31, 1997, a decrease of $698,000, or 31.8%. The decrease was primarily a result of the absence of the additional ESOP expense incurred in 1997 due to the declaration of the $4.00 per share special dividend in that year. The ESOP was required to use the dividend received for the benefit of participants therein. Accordingly, the ESOP trustee elected to use the dividend proceeds to pay down the ESOP debt which caused the mandatory release of additional shares to participants with a value at December 31, 1997 of $981,000. The decrease in noninterest expense was partially offset by an increase in other compensation and benefits, due to the full year of RRP expense, of $303,000.

         Income Tax Expense. The provision for income taxes totaled $724,000 for the year ended December 31, 1998 compared to $947,000 for the year ended
December 31, 1997. The decrease in non-interest expense was a result of an increase in interest income from municipal securities, which are exempt for federal tax purposes.

Analysis of Net Interest Income

         Net interest income represents the difference between interest earned on interest-earning assets and interest paid on interest-bearing liabilities. Net interest income depends on the volumes of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on them.

         The following table presents for the years indicated the total dollar amount of interest income from average interest earning assets and the resultant yields, as well as the interest expense on average interest bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly average balances. Non-accruing loans have been included in the table as loans carrying a zero yield.

                                             Year Ended December 31,
                                ------------------------------------------------
                                           1999                     1998
                                ------------------------ -----------------------
                                 Average                  Average
                                  Outst- Interest         Outst-  Interest
                                 anding  Earned/  Yield/  anding  Earned/ Yield/
                                 Balance  Paid     Rate   Balance  Paid    Rate
                                -------- -------- ------ -------- ------- ------
                                           (Dollars in Thousands)
Interest-Earning Assets:
  Loans Receivable (1)          $ 63,264  $5,100    8.06%  $47,509 $4,055  8.54%
  Securities (2)                  31,359   1,945    6.20    26,399  1,739  6.59
  Equity securities                2,914     241    8.28     1,668    150  8.98
  Mortgage-Backed Securities       7,865     468    5.96     8,726    603  6.90
  Other                            3,347     251    7.50     4,469    210  4.70
                                --------  ------             -----    ---
    Total interest-earning
      assets                    $108,749   8,005    7.36%  $88,771  6,757  7.61%
                                ========  ------           =======  -----

Interest-Earning Liabilities:
  Savings accounts              $ 21,143     555    2.62   $20,412    589  2.88
  Certificate accounts            36,670   1,870    5.10    24,793  1,339  5.40
  FHLB Advances                   31,474   1,756    5.58    20,154  1,173  5.82
                                --------  ------            ------  -----
    Total interest-bearing
      liabilities               $ 89,287   4,181    4.68   $65,359  3,101  4.74
                                ========  ------    ----   =======  -----  ----

Net interest income                       $3,824                   $3,656
                                          ======                   ======
Net interest rate spread                            2.68                   2.87
                                                    ====                   ====
Net earning assets              $ 19,462                   $23,412
                                ========                   =======
Net yield on average interest-
  earning assets                                    3.52%                  4.12%
                                                    ====                   ====
Average interest-earning assets
  to average interest-bearing
    liabilities                           121.80%                  135.82%
                                          ======                   ======

(1) Calculated net of deferred loan fees, loan discounts, loan in process and loss reserves.
(2) Calculated based on amortized cost.

         The following table presents the weighted average yields earned on loans, securities and other interest-earning assets, and the weighted average rates paid on savings deposits and the resultant interest rate spreads at the dates indicated. Weighted average balances are based on monthly balances.

                                                          At December 31,
                                                          -------------
                                                          1999    1998
                                                          ----   ------
Weighted average yield on:
   Loans receivable (1)                                   8.06%   7.99%
   Mortgage-backed securities                             5.95    6.06
   Securities                                             6.20    6.90
   Other interest-earning assets                          7.50    4.73
      Combined weighted average yield on
      interest-earning assets                             7.36    7.33

Weighted average rate paid on:
   Savings deposits                                       2.62    2.50
   Certificate accounts                                   5.10    5.32
   FHLB Advances                                          5.58    5.48
      Combined weighted average rate
      paid on interest-bearing liabilities                4.68    4.61

Spread                                                    2.68    2.72

(1) Excluding amortization of deferred loan fees.

         The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and those due to the changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

                                                  Year Ended December 31,           Year Ended December 31,
                                                       1999 vs. 1998                    1998 vs. 1997
                                            ---------------------------------- ---------------------------------
                                                   Increase                         Increase
                                                  (Decrease)                       (Decrease)
                                                    Due to            Total          Due to              Total
                                            ----------------------   Increase  ----------------------  Increase
                                             Volume        Rate     (Decrease)  Volume       Rate     (Decrease)
                                            ----------------------  ---------- ---------------------- ----------
                                                                   (Dollars in Thousands)
Interest-earning assets:
   Loans receivable                          $1,281        $(236)    $1,045      $  984       $(173)   $  811
   Mortgage-backed securities                   (56)         (78)      (134)         55         (19)       36
   Securities                                   312         (106)       206        (363)         56      (307)
   Equity securities                            104          (13)        91         150           0       150
   Other                                        (62)         103         41          47         (42)        5
                                             ------        -----     ------      ------       -----    ------

      Total interest-earning assets          $1,579        $(330)    $1,249      $  873       $(178)   $  695
                                             ======        =====     ======      ======       =====    ======

Interest-bearing liabilities:
   Savings deposits                          $   21        $ (55)      ($34)     $  (21)       ($28)   $  (49)
   Certificate accounts                         609          (78)       531         228           8       236
   FHLB Advances                                633          (50)       583         843         (13)      830
                                             ------        -----     ------      ------       -----    ------

      Total interest-bearing liabilities     $1,263        $(183)     1,080      $1,050       $ (33)    1,017
                                             ======        =====     ======      ======       =====    ======

Net interest income                                                  $  169                            $ (322)
                                                                     ======                            ======

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

         The Company's interest rate risk increased during the twelve months ended December 31, 1999 due to the large increase in fixed rate loans, funded by fixed rate time deposits and FHLB advances. However, management has taken a number of steps to limit to some extent its interest rate risk. First, the Company focuses its fixed rate loan originations on loans with maturities of 15 years or less. At December 31, 1999, $53.4 million or 94.7% of the Company's one- to four-family residential loan portfolio consisted of fixed rate loans having original terms to maturity of 15 years or less. Second, the Company offers balloon loans of 10 years or less in an attempt to decrease its asset/liability mismatch. Third, the Company has maintained a mortgage-backed securities portfolio with adjustable-rates. At December 31, 1999, adjustable rate mortgage-backed securities totaled $5.6 million which represented 4.8% of interest-earning assets. Fourth, the Company has attempted to reinvest the proceeds of most of its borrowings into assets with maturities which are anticipated to be similar to those of its borrowings. Finally, a substantial proportion of the Company's liabilities consists of passbook savings accounts which are believed by management to be somewhat less sensitive to interest rate changes than certificate accounts.

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

         An approach used by management to quantify interest rate risk is net portfolio value ("NPV") analysis. In essence, this approach calculates the difference between the present value of liabilities, expected cash flows from assets and cash flows from off balance sheet contracts. The following tables set forth, at December 31, 1999 and 1998, an analysis of the Bank's interest rate risk as measured by the estimated changes in NPV resulting from instantaneous and sustained parallel shifts in the yield curve (+/-300 basis points, measured in 100 basis point increments).

December 31, 1999

                                                     Estimated Increase
   Change in Interest  Estimated Ratio of NPV        (Decrease) in NPV
          Rates           NPV         To       -------------------------------
     (Basis Points)      Amount  Total Assets     Amount             Percent
---------------------- --------- ------------- ---------------  --------------
                   (dollars in thousands)
          +300           $5,194       4.8%         ($11,027)        (68)%
          +200            8,779       7.9           (7,443)         (46)
          +100           12,498      10.8           (3,724)         (23)
           ---           16,222      13.5             ---           ---
          -100           19,757      15.9            3,536           22
          -200           23,569      18.3            7,347           45
          -300           27,830      20.7           11,608           72

December 31, 1998

                                                     Estimated Increase
   Change in Interest  Estimated Ratio of NPV        (Decrease) in NPV
          Rates           NPV         To       -------------------------------
     (Basis Points)      Amount  Total Assets     Amount             Percent
---------------------- --------- ------------- ---------------  --------------
                 (dollars in thousands)
          +300           12,327        13%         (7,425)          (38)%
          +200           14,828        15          (4,924)          (25)
          +100           17,313        17          (2,439)          (12)
           ---           19,752        19            ---             ---
          -100           22,419        21           2,667             14
          -200           25,427        23           5,675             29
          -300           28,833        25           9,082             32

         Certain assumptions utilized in assessing interest rate risk were employed in preparing the preceding table. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates and the market values of certain assets under the various interest rate scenarios. It was also assumed that delinquency rates will not change as a result of changes in interest rates although there can be no assurance that this will be the case. Even if interest rates change in the designated amounts, there can be no assurance that the Bank's assets and liabilities would perform as set forth above. In addition, a change in U.S. Treasury rates in the designated amounts accompanied by a change in the shape of the Treasury yield curve would cause significantly different changes to the NPV than indicated above.

Liquidity and Capital Resources

         The Company's primary sources of funds are deposits, proceeds from principal and interest payments on loans and mortgage-backed securities and FHLB advances. While borrowings and maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. The Company generally manages the pricing of its deposits to be competitive and increase core deposit relationships.

         Federal regulations require the Bank to maintain minimum levels of liquid assets. The required percentage has varied from time to time based upon economic conditions and savings flows and is currently 4% of net withdrawable savings deposits and borrowings payable on demand or in one year or less during the preceding calendar month. Liquid assets for purposes of this ratio include cash, certain time deposits, U.S. Government, government agency and corporate securities and other obligations generally having remaining maturities of less than five years. The Bank has historically maintained its liquidity ratio for regulatory purposes at levels in excess of those required. At December 31, 1999, the Bank's liquidity ratio for regulatory purposes was 34.4%.

         The Company's cash flows are comprised of three primary classifications: cash flows from operating activities, investing activities and financing activities. Cash flows provided by operating activities were $411,000, $1.8 million and $1.9 million for the years ended December 31, 1999, 1998 and 1997, respectively. Net cash from investing activities consisted primarily of disbursements for loan originations and the purchase of investments and mortgage-backed securities, offset by principal collections on loans, proceeds from maturation and sales of securities and paydowns on mortgage-backed securities. Net cash used in financing activities consisted primarily of the purchase of treasury stock of $1.7 million and $2.9 million for the years ended December 31, 1999 and 1998, respectively, net proceeds from FHLB advances totaling $13.6 million and $10.0 million for the years ended December 31, 1999 and 1998, as well as payment of dividends of $883,000 for the year ended December 31, 1999. The net increase (decrease) in deposits was $8.6 million, $14.1 million and ($1.0) million for the years ended December 31, 1999, 1998, and 1997, respectively.

         The Company's most liquid assets are cash and short-term investments. The levels of these assets are dependent on the Company's operating, financing, lending and investing activities during any given period. At December 31, 1999, cash and short-term investments totaled $3.3 million. The Company has other sources of liquidity if a need for additional funds arises, including securities maturing within one year and the repayment of loans. The Company may also utilize the sale of securities available-for-sale and Federal Home Loan Bank advances as a source of funds.

         At December 31, 1999, the Company had outstanding commitments to originate loans of $377,800, all of which had fixed interest rates. These loans are to be secured by properties located in its market area. The Company anticipates that it will have sufficient funds available to meet its current loan commitments. Certificates of deposit which are scheduled to mature in one year or less from December 31, 1999 totaled $36.4 million. Management believes that a significant portion of such deposits will remain with the Company.

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

         The Bank is subject to various regulatory capital requirements imposed by the OTS. At December 31, 1999, the Bank was in compliance with all applicable capital requirements and was considered well capitalized. See Note 9 of the Notes to the Consolidated Financial Statements.

Impact of Inflation and Changing Prices

         The consolidated financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on the operations of the Company is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Impact of New Accounting Standards

         In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Under the standard, entities are required to carry all derivative instruments in the statement of financial position at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposure to change in fair value, cash flows, or foreign currencies. If the hedged exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income (outside earnings) and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amount excluded from the assessment of hedge effectiveness as well as the ineffective portion of the gain or loss is reported in earnings immediately. Accounting for foreign currency hedges is similar to accounting for fair value and cash flow hedges. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change. This Statement will have no effect on the Company.

Year 2000

         The Company successfully completed its Year 2000 changeover without any problems or disruptions to operations. While management believes that it is unlikely, there can be no assurance that problems not yet apparent to the Company or its vendors will not arise as the year progresses. Management will continue to monitor all business processes and relationships with third parties to ensure that all processes continue to function properly. Total expenditures on the Year 2000 project through December 31, 1999 were $10,500, which is consistent with the amount that management estimated for the project.

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

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors
PS Financial, Inc.
Chicago, Illinois


We have audited the accompanying consolidated statements of financial condition of PS Financial, Inc. and its wholly-owned subsidiary as of December 31, 1999 and 1998 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PS Financial, Inc. and its wholly-owned subsidiary at December 31, 1999 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.




                                           Crowe, Chizek and Company LLP

Oak Brook, Illinois
January 28, 2000

                               PS FINANCIAL, INC.
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                           December 31, 1999 and 1998
                 (In thousands, except share and per share data)
--------------------------------------------------------------------------------

                                                                1999      1998
                                                              -------- --------
ASSETS
Cash on hand and in banks                                     $    868 $    448
Interest-bearing deposit accounts in other financial
  institutions                                                   2,437    3,789
                                                              -------- --------
     Total cash and cash equivalents                             3,305    4,237
Interest-bearing term deposits in other financial
  institutions                                                     159      159
Securities available-for-sale                                   35,550   27,596
Mortgage-backed securities available-for-sale                    5,636   11,354
Loans receivable, net                                           72,179   56,822
Federal Home Loan Bank stock                                     1,927    1,319
Premises and equipment, net                                        477      426
Accrued interest receivable                                      1,051      803
Deferred income taxes                                              531        -
Other real estate owned                                            454        -
Other assets                                                        87       68
                                                              -------- --------
     Total assets                                             $121,356 $102,784
                                                              ======== ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
     Deposits                                                 $ 63,983 $ 55,429
     Advances from borrowers for taxes and insurance               733      578
     Advances from the Federal Home Loan Bank                   37,405   23,764
     Deferred income taxes                                           -      418
     Accrued interest payable and other liabilities                363    1,569
                                                              -------- --------
         Total liabilities                                     102,484   81,758

Stockholders' equity
     Common stock $ 0.01 par value per share, 2,500,000
       shares authorized; 2,182,125 shares issued                   22       22
     Additional paid-in capital                                 21,644   21,638
     Unearned ESOP shares                                         (981)  (1,077)
     Unearned stock awards                                        (767)    (941)
     Retained earnings, substantially restricted                 6,862    6,141
     Treasury stock, at cost, 488,681 shares in 1999 and
       337,137 shares in 1998                                   (6,425)  (4,759)
     Accumulated other comprehensive income (loss)              (1,483)       2
                                                              -------- --------
         Total stockholders' equity                             18,872   21,026
                                                              -------- --------

              Total liabilities and stockholders' equity      $121,356 $102,784
                                                              ======== ========

--------------------------------------------------------------------------------
          See accompanying notes to consolidated financial statements.

                                                                             15.

                               PS FINANCIAL, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                  Years ended December 31, 1999, 1998, and 1997
                 (In thousands, except share and per share data)
--------------------------------------------------------------------------------

                                                    1999       1998       1997
                                                 -------   --------   --------
Interest income
    Loans                                        $ 5,100   $  4,055   $  3,244
    Securities
       Taxable                                     1,531      1,599      2,046
       Tax-exempt                                    414        140          -
    Dividend income on equity investments            241        150          -
    Mortgage-backed securities                       468        603        568
    Other interest-earning assets                    251        210        204
                                                 -------   --------   --------
       Total interest income                       8,005      6,757      6,062

Interest expense
    Deposits                                       2,425      1,928      1,741
    Federal Home Loan Bank advances                1,756      1,173        343
                                                 -------   --------   --------
       Total interest expense                      4,181      3,101      2,084
                                                 -------   --------   --------

Net interest income                                3,824      3,656      3,978

Provision for loan losses                             15         80          -
                                                 -------   --------   --------

Net interest income after provision for
  loan losses                                      3,809      3,576      3,978

Noninterest income
    Gain (loss) on sales of securities               (86)        43          -
    Other operating income                            89         94         77
                                                 -------   --------   --------
       Total noninterest income                        3        137         77

Noninterest expense
    Compensation and benefits                      1,011        994      1,672
    Occupancy and equipment expense                  136        123        125
    Data processing services                         122         60         54
    Federal deposit insurance premiums                34         26         27
    Professional fees                                 68         88         97
    Other operating expense                          231        198        212
                                                 -------   --------   --------
       Total noninterest expense                   1,602      1,489      2,187
                                                 -------   --------   --------

Income before income tax expense                   2,210      2,224      1,868

Income tax expense                                   606        724        947
                                                 -------   --------   --------
Net income                                       $ 1,604   $  1,500   $    921
                                                 =======   ========   ========

Basic earnings per share                         $  1.01   $    .83   $    .47
                                                 =======   ========   ========
Diluted earnings per share                       $  1.01   $    .82   $    .46
                                                 =======   ========   ========

--------------------------------------------------------------------------------
          See accompanying notes to consolidated financial statements.

                                                                             15.

                               PS FINANCIAL, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 Years ended December 31, 1999, 1998, and 1997
                 (In thousands, except share and per share data)
--------------------------------------------------------------------------------

                                                                                         Accumulated
                                                                                             Other
                                   Additional    Unearned  Unearned                      Comprehensive     Total
                            Common  Paid-in        ESOP      Stock   Retained   Treasury    Income    Stockholders' Comprehensive
                             Stock  Capital       Shares    Awards   Earnings     Stock     (Loss)         Equity     Income
                             -----  -------       ------    ------   --------     -----      -----         ------     ------

Balance at January 1, 1997    $22    $21,170     $(1,691)   $     -    $12,669    $     -     $(23)         $32,147

Comprehensive income
    Net income                  -          -           -          -        921          -        -              921    $  921
    Change in fair value
      of securities, net of
      reclassifications and
      tax effects               -          -           -          -          -          -      176              176       176
                                                                                                                       ------

       Total comprehensive
         income                                                                                                        $1,097
                                                                                                                       ======
Purchase of treasury stock      -          -           -          -          -     (3,173)       -           (3,173)
ESOP shares released            -        487         518          -          -          -        -            1,005
Stock awards issued             -        (55)          -     (1,222)         -      1,277        -                -
Stock awards earned             -          -           -        105          -          -        -              105
Dividends declared
    ($4.28 per share)           -          -           -          -     (8,072)         -        -           (8,072)
                              ---    -------     -------    -------    -------    -------     ----          -------

Balance at December 31, 1997   22     21,602      (1,173)    (1,117)     5,518     (1,896)     153           23,109

--------------------------------------------------------------------------------
                                  (Continued)

                                                                             16.

                               PS FINANCIAL, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 Years ended December 31, 1999, 1998, and 1997
                 (In thousands, except share and per share data)
--------------------------------------------------------------------------------

                                                                                         Accumulated
                                                                                             Other
                                   Additional    Unearned  Unearned                      Comprehensive     Total
                            Common  Paid-in        ESOP      Stock   Retained   Treasury    Income    Stockholders' Comprehensive
                             Stock  Capital       Shares    Awards   Earnings     Stock     (Loss)         Equity     Income
                             -----  -------       ------    ------   --------     -----      -----         ------     ------

Comprehensive income
 Net income                   $ -    $     -     $     -    $     -    $ 1,500    $     -     $     -      $ 1,500    $ 1,500
 Change in fair value of
 securities, net of reclassi-
 fications and tax effects      -          -           -          -          -          -        (151)        (151)      (151)
                                                                                                                      -------

    Total comprehensive
      income                                                                                                          $ 1,349
                                                                                                                      =======

Purchases of treasury stock     -          -           -          -          -     (2,863)          -       (2,863)
ESOP shares released            -         36          96          -          -          -           -          132
Stock awards earned             -          -           -        176          -          -           -          176
Dividends declared
    ($.49 per share)            -          -           -          -       (877)         -           -         (877)
                              ---    -------     -------    -------    -------    -------     -------      -------

Balance at December 31, 1998   22     21,638      (1,077)      (941)     6,141     (4,759)          2       21,026

Comprehensive income
 Net income                     -          -           -          -      1,604          -           -        1,604    $ 1,604
 Change in fair value of
 securities, net of reclassi-
 fications and tax effects      -          -           -          -          -          -      (1,485)      (1,485)    (1,485)
                                                                                                                      -------

    Total comprehensive
      income                                                                                                          $   119
                                                                                                                      =======

Purchases of treasury stock     -          -           -          -          -     (1,666)          -       (1,666)
ESOP shares released            -          6          96          -          -          -           -          102
Stock awards earned             -          -           -        174          -          -           -          174
Dividends declared
    ($.54 per share)            -          -           -          -       (883)         -           -         (883)
                              ---    -------     -------    -------    -------    -------     -------      -------

Balance at December 31, 1999  $22    $21,644     $  (981)   $  (767)   $ 6,862    $(6,425)    $(1,483)     $18,872
                              ===    =======     =======    =======    =======    =======     =======      =======

--------------------------------------------------------------------------------
          See accompanying notes to consolidated financial statements.

                                                                             17.

                               PS FINANCIAL, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 Years ended December 31, 1999, 1998, and 1997
                                 (In thousands)
--------------------------------------------------------------------------------

                                                                               1999        1998          1997
                                                                           ----------   ----------   ----------
Cash flows from operating activities
    Net income                                                             $    1,604   $    1,500   $      921
    Adjustments to reconcile net income to net cash
      from operating activities
       Depreciation                                                                58           47           46
       Amortization of discounts and premiums on securities                       (39)           4           34
       Provision for loan losses                                                   15           80            -
       Net (gain) loss on sale of securities available-for-sale                    86          (43)           -
       ESOP compensation expense                                                  102          132        1,005
       Stock awards expense                                                       174          176          105
       Change in
          Deferred loan origination fees                                          (79)         (70)         (50)
          Accrued interest receivable and other assets                           (267)         673         (294)
          Other liabilities and deferred income taxes                          (1,243)        (741)         176
                                                                           ----------   ----------   ----------
              Net cash from operating activities                                  411        1,758        1,943

Cash flows from investing activities
    Proceeds from sales of securities available-for-sale                        2,390        4,716       14,990
    Proceeds from sale of mortgage-backed securities available-for-sale         3,373        1,083        1,671
    Purchase of Federal Home Loan Bank stock                                     (608)        (619)        (338)
    Proceeds from repayments of securities                                      3,120        2,787        1,186
    Proceeds from maturities of securities                                      4,650       19,380       11,650
    Purchase of securities available-for-sale                                 (17,226)     (17,293)     (35,339)
    Purchase of mortgage-backed securities available-for-sale                    (987)      (7,215)      (6,180)
    Net decrease in interest-bearing term deposits in other financial
      institutions                                                                  -           50           39
    Net increase in loans                                                     (15,747)     (19,665)      (1,173)
    Capital expenditures, net                                                    (109)         (15)         (43)
                                                                           ----------   ----------   ----------
       Net cash from investing activities                                     (21,144)     (16,791)     (13,537)

Cash flows from financing activities
    Net increase (decrease) in deposits                                         8,554       14,154         (928)
    Net increase in advances from borrowers for taxes and insurance               155           80           21
    Proceeds from Federal Home Loan Bank advances                              29,930       21,814       13,750
    Repayments of Federal Home Loan Bank advances                             (16,289)     (11,800)           -
    Purchases of treasury stock                                                (1,666)      (2,863)      (3,173)
    Dividends paid                                                               (883)      (8,405)        (544)
                                                                           ----------   ----------   ----------
       Net cash from financing activities                                      19,801       12,980        9,126
                                                                           ----------   ----------   ----------

--------------------------------------------------------------------------------
                                  (Continued)

                                                                             18.

                               PS FINANCIAL, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 Years ended December 31, 1999, 1998, and 1997
                                 (In thousands)
--------------------------------------------------------------------------------

                                                                               1999        1998          1997
                                                                           ----------   ----------   ----------


Net change in cash and cash equivalents                                    $     (932)  $   (2,053)  $   (2,468)

Cash and cash equivalents, beginning of year                                    4,237        6,290        8,758
                                                                           ----------   ----------   ----------

Cash and cash equivalents, end of year                                     $    3,305   $    4,237   $    6,290
                                                                           ==========   ==========   ==========

Supplemental disclosures of cash flow information
    Cash paid during the year for
       Interest                                                            $    4,029   $    2,966   $    2,004
       Income taxes                                                               315        1,045          707

Supplemental schedule of noncash investing activities
    Amount due to broker for purchase of securities                                 -        1,558          499
    Dividends declared                                                              -            -        7,528
    Transfers from loans to real estate owned                                     454            -            -


--------------------------------------------------------------------------------
          See accompanying notes to consolidated financial statements.

                                                                             19.

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
         (Table amounts in thousands, except share and per share data)
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The accompanying consolidated financial statements include the accounts of PS Financial, Inc. (the Company) and its wholly-owned subsidiary, Preferred Savings Bank (the Bank). On November 1, 1999, the Bank sold its wholly-owned subsidiary, Preferred Service Corporation, which had engaged in limited insurance activities to an unrelated party. All significant intercompany balances and transactions have been eliminated.

BUSINESS: The only business of the Company is the ownership of the Bank. The Bank is a federally-chartered stock savings bank. Through its main office, the Bank offers a variety of financial services to customers in Chicago, Illinois. Financial services consist primarily of consumer loans secured by residential real estate and savings, certificate of deposit, and checking accounts.

SECURITIES: Securities are classified as held-to-maturity when the Company has the positive intent and ability to hold those securities to maturity. Accordingly, they are stated at cost, adjusted for amortization of premiums and accretion of discounts. All other securities are classified as available-for-sale since the Company may decide to sell those securities in response to changes in market interest rates, liquidity needs, changes in yields or alternative investments, and for other reasons. These securities are carried at market value with unrealized gains and losses charged or credited, net of income taxes, to a valuation allowance included as a separate component of other comprehensive income (loss). Realized gains and losses on disposition are based on the net proceeds and the adjusted carrying amounts of the securities sold, using the specific identification method.

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

--------------------------------------------------------------------------------
                                  (Continued)

                                                                             20.

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
         (Table amounts in thousands, except share and per share data)
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

--------------------------------------------------------------------------------
                                  (Continued)

                                                                             21.

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
         (Table amounts in thousands, except share and per share data)
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

COMPREHENSIVE INCOME (LOSS): Comprehensive income (loss) consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available-for-sale which are also recognized as separate components of equity.

--------------------------------------------------------------------------------
                                  (Continued)

                                                                             22.

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
         (Table amounts in thousands, except share and per share data)
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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


NOTE 2 - SECURITIES AVAILABLE-FOR-SALE

Securities available-for-sale are summarized as follows:

                                                                              December 31, 1999
                                                                 -----------------------------------------------
                                                                                  Gross       Gross
                                                                   Amortized   Unrealized  Unrealized     Fair
                                                                     Cost         Gains      Losses       Value
                                                                 ----------   ---------   ---------    ---------
   U.S. Treasury securities and obligations of U.S.
     government agencies                                         $   26,830   $       -   $  (1,200)   $  25,630
   Municipal securities                                               8,843           -        (840)       8,003
   Equity securities                                                  2,135           -        (218)       1,917
                                                                 ----------   ---------   ---------    ---------
                                                                     37,808           -      (2,258)      35,550
   Mortgage-backed securities available-for-sale
     Federal Home Loan Mortgage Corporation                           1,213           -         (58)       1,155
     Federal National Mortgage Association                            2,707           -         (51)       2,656
     Government National Mortgage Association                         1,852           -         (27)       1,825
                                                                 ----------   ---------   ---------    ---------
                                                                      5,772           -        (136)       5,636
                                                                 ----------   ---------   ---------    ---------

                                                                 $   43,580   $       -   $  (2,394)   $  41,186
                                                                 ==========   =========   =========    =========


                                                                              December 31, 1998
                                                                 -----------------------------------------------
                                                                                  Gross       Gross
                                                                   Amortized   Unrealized  Unrealized     Fair
                                                                     Cost         Gains      Losses       Value
                                                                 ----------   ---------   ---------    ---------
   U.S. Treasury securities and obligations of U.S.
     government agencies                                         $   14,840   $     120   $      (9)   $  14,951
   Municipal securities                                               9,377          81         (91)       9,367
   Equity securities                                                  3,407           7        (136)       3,278
                                                                 ----------   ---------   ---------    ---------
                                                                     27,624         208        (236)      27,596
   Mortgage-backed securities available-for-sale
     Federal Home Loan Mortgage Corporation                           3,513          31           -        3,544
     Federal National Mortgage Association                            4,756          12         (11)       4,757
     Government National Mortgage Association                         3,054           8          (9)       3,053
                                                                 ----------   ---------   ---------    ---------
                                                                     11,323          51         (20)      11,354
                                                                 ----------   ---------   ---------    ---------

                                                                 $   38,947   $     259   $    (256)   $  38,950
                                                                 ==========   =========   =========    =========

--------------------------------------------------------------------------------
                                  (Continued)

                                                                             23.

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
         (Table amounts in thousands, except share and per share data)
--------------------------------------------------------------------------------

NOTE 2 - SECURITIES (Continued)

The Bank held $1,000,000 and $500,000 of U.S. government agency bonds which are structured notes issued by the Federal Home Loan Bank at December 31, 1999 and 1998.

Sales of securities are summarized as follows:

                                              For the Years Ended December 31,
                                            ----------------------------------
                                                1999      1998       1997
                                            ---------- ---------- ------------
     Proceeds from sales                       $5,763    $5,799    $16,661
     Gross realized gains                          22        43         14
     Gross realized losses                       (108)        -        (14)

Contractual maturities of securities available-for-sale at December 31, 1999 were as follows. Securities not due at a single maturity date, primarily mortgage-backed and equity securities, are shown separately.

                                                   December 31, 1999
                                              --------------------------
                                               Amortized          Fair
                                                 Cost             Value
                                              -----------    -----------
Securities available-for-sale
    Due from one to five years                $     2,748    $     2,656
    Due after five years through ten years         23,554         22,419
    Due after ten years                             9,371          8,558
    Equity securities                               2,135          1,917
    Mortgage-backed securities                      5,772          5,636
                                              -----------    -----------

                                              $    43,580    $    41,186
                                              ===========    ===========


NOTE 3 - LOANS RECEIVABLE

Loans receivable consist of the following at:
                                                       December 31, 1999
                                                   --------------------------
                                                      1999            1998
                                                   -----------    -----------
First mortgage loans
    Principal balances
         Secured by one-to-four-family residences  $    56,408    $    44,297
         Secured by other properties                     9,446          8,006
         Secured by commercial real estate               6,380          5,135
         Construction loans                                499              -
                                                   -----------    -----------
                                                        72,733         57,438

--------------------------------------------------------------------------------
                                  (Continued)

                                                                             24.

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
         (Table amounts in thousands, except share and per share data)
--------------------------------------------------------------------------------

NOTE 3 - LOANS RECEIVABLE (Continued)

                                                     December 31, 1999
                                                --------------------------
                                                   1999            1998
                                                -----------    -----------
    Less net deferred loan origination fees     $      (294)   $      (373)
                                                -----------    -----------
         First mortgage loans, net                   72,439         57,065
Share loans                                               6             15
Less allowance for loan losses                         (266)          (258)
                                                -----------    -----------

                                                $    72,179    $    56,822
                                                ===========    ===========

The principal balance of loans greater than 90 days delinquent on nonaccrual status at December 31, 1999 and 1998 was approximately $1,255,000 and $777,000. The interest income that would have been recorded under the original terms of such loans approximated $106,000 and $70,000 for the years ended December 31, 1999 and 1998.

The Bank did not have any impaired loans during 1999, 1998, or 1997.


NOTE 4 - ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses is summarized as follows:

                                            Years Ended December 31,
                                  ----------- -----------------------------
                                     1999           1998            1997
                                  -----------    -----------    -----------
     Balance, beginning of year   $       258    $       186    $       186
     Provision for loan losses             15             80              -
     Charge-offs                           (7)           (19)             -
     Recoveries                             -             11              -
                                  -----------    -----------    -----------

         Balance, end of year     $       266    $       258    $       186
                                  ===========    ===========    ===========

--------------------------------------------------------------------------------
                                  (Continued)

                                                                             25.

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
         (Table amounts in thousands, except share and per share data)
--------------------------------------------------------------------------------

NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment consist of the following at:

                                         December 31,
                                  --------------------------
                                     1999            1998
                                  -----------    -----------
     Land                         $        95    $        95
     Building and improvements            541            530
     Furniture and equipment              360            319
                                  -----------    -----------
         Total cost                       996            944
     Accumulated depreciation             519            518
                                  -----------    -----------

                                  $       477    $       426
                                  ===========    ===========

NOTE 6 - DEPOSITS

The aggregate amount of short-term jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $2,830,000 at December 31, 1999 and $3,261,000 at December 31, 1998.

At December 31, 1999, scheduled maturities of certificates of deposit are as follows:

          2000                                              $    36,416
          2001                                                    6,057
          2002                                                      569
          2003                                                      426
          2004 and thereafter                                       104
                                                            -----------
                                                            $    43,572
                                                            ===========

--------------------------------------------------------------------------------
                                  (Continued)

                                                                             26.

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
         (Table amounts in thousands, except share and per share data)
--------------------------------------------------------------------------------

NOTE 7 - ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank of Chicago were as follows:

                                                             December 31,
                                                         --------------------
   Description                                            1999         1998
---------------------------------------------            -------     --------

Structured repayment; matures July 1999;
  6.04% interest rate                                    $     -     $  1,950

Amortizing; matures July 2005; 6.4% interest rate          2,167        2,261

Amortizing; matures July 2005; 5.76% interest rate         4,414        4,618

Amortizing; matures August 2005; 5.81% interest rate         894          935

Fixed terms;  mature March 2000 through
  October  2009;  range of rates
  5.00% to 5.75%;
  average rate 5.19%                                      29,930            -

Fixed terms; mature November 1999 through
  December 2003; range of rates
  4.78% to 6.04%;
  average rate 5.13%                                           -       14,000
                                                         -------     --------

                                                         $37,405     $ 23,764
                                                         =======     ========

Scheduled repayments and maturities at December 31, 1999 are as follows:

       2000                                              $     2,900
       2001                                                    1,000
       2002                                                    1,030
       2003                                                    2,000
       2004 and thereafter                                    30,475
                                                         -----------
                                                         $    37,405
                                                         ===========

The Company will incur a penalty if the advances are repaid prior to their maturity dates.

The Company maintains a collateral pledge agreement covering secured advances whereby the Company has agreed to at all times keep on hand, free of all other pledges, liens, and encumbrances, whole first mortgage loans on improved residential property not more than 90-days delinquent aggregating no less than 167% of the outstanding secured advances from the Federal Home Loan Bank of Chicago. The Company also pledges securities that it owns to secure these advances.

--------------------------------------------------------------------------------
                                  (Continued)

                                                                             27.

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
         (Table amounts in thousands, except share and per share data)
--------------------------------------------------------------------------------

NOTE 8 - EARNINGS PER SHARE

A reconciliation of the numerators and denominators for earnings per common share computations for the years ended December 31, 1999, 1998, and 1997 is presented below.

                                                             Years Ended December 31,
                                                   ------------------------------------------
                                                       1999            1998           1997
                                                   ------------   ------------   ------------
Basic earnings per share
    Net income                                     $      1,604   $      1,500   $        921
                                                   ============   ============   ============

    Weighted average common shares outstanding        1,590,171      1,798,464      1,955,356
                                                   ============   ============   ============

    Basic earnings per share                          $   1.01       $     .83       $    .47
                                                      ========       =========       ========

Earnings per share assuming dilution
     Net income                                    $      1,604   $      1,500   $        921
                                                   ============   ============   ============

    Weighted average common shares outstanding        1,590,171      1,798,464      1,955,356
    Add dilutive effect of assumed exercises:
       Incentive stock options                            1,596         21,647         25,684
       Stock awards                                           -          1,125          1,994
                                                   ------------   ------------   ------------
    Weighted average common and dilutive
      potential common shares outstanding             1,591,767      1,821,236      1,983,034
                                                   ============   ============   ============

       Diluted earnings per share                     $   1.01       $     .82       $    .46
                                                      ========       =========       ========


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

--------------------------------------------------------------------------------
                                  (Continued)

                                                                             28.

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
         (Table amounts in thousands, except share and per share data)
--------------------------------------------------------------------------------

NOTE 9 - REGULATORY CAPITAL (Continued)

At year end, actual capital levels of the Bank and minimum required levels were:

                                                                                               Minimum Required
                                                                                                  to Be Well
                                                                         Minimum Required      Capitalized Under
                                                                            for Capital        Prompt Corrective
                                                         Actual          Adequacy Purposes    Action Regulations
                                                 --------------------  --------------------  -------------------
                                                  Amount      Ratio     Amount      Ratio     Amount      Ratio
                                                 ---------- ---------  ----------- --------  ---------- --------
1999
----
Total capital (to risk-weighted assets)          $  14,233    24.8%    $   4,592     8.0%    $  5,740     10.0%
Tier 1 (core) capital (to risk-weighted assets)     13,967    24.3         2,296     4.0        3,444      6.0
Tier 1 (core) capital (to adjusted total assets)    13,967    11.8         4,748     4.0        5,935      5.0
Tangible capital (to adjusted total assets)         13,967    11.8         1,781     1.5          N/A      N/A

1998
----
Total capital (to risk-weighted assets)          $  15,437    31.4%    $   3,930     8.0%    $  4,913     10.0%
Tier 1 (core) capital (to risk-weighted assets)     15,179    30.9         1,965     4.0        2,948      6.0
Tier 1 (core) capital (to adjusted total assets)    15,179    15.4         3,945     4.0        4,930      5.0
Tangible capital (to adjusted total assets)         15,179    15.4         1,479     1.5          N/A      N/A

As of December 31, 1999, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.

NOTE 10 - INCOME TAXES

The provision for income taxes consists of the following:

                                            Years Ended December 31,
                                        --------------------------------
                                          1999        1998        1997
                                        --------    --------    --------
     Current
         Federal                        $    598    $    450    $    940
         State                                45          (5)         43
                                        --------    --------    --------
                                             643         445         983
     Deferred                                (37)        279        (164)
     Change in valuation allowance             -           -        (128)
                                        --------    --------    --------

         Income tax expense             $    606    $    724    $    947
                                        ========    ========    ========


--------------------------------------------------------------------------------
                                  (Continued)

                                                                             29.

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
         (Table amounts in thousands, except share and per share data)
--------------------------------------------------------------------------------

NOTE 10 - INCOME TAXES (Continued)

The net deferred tax liability included in other liabilities in the accompanying consolidated statements of financial condition consists of the following at:

                                                                December 31,
                                                              ----------------
                                                               1999       1998
                                                              ------    ------
Gross deferred tax liabilities
    Deferred loan fees                                        $ (163)   $ (114)
    Accrual to cash                                             (102)     (153)
    Accumulated depreciation                                     (49)      (57)
    FHLB stock dividend                                          (14)      (14)
    ESOP expense                                                 (28)      (42)
    Other                                                        (33)      (40)
    Net unrealized gain on securities available-for-sale           -        (1)
                                                              ------    ------
                                                                (389)     (421)
Gross deferred tax assets
    Loan loss reserve                                             99        94
    Capital loss carryforward                                    100        99
    Stock awards                                                  39        39
    Unrealized net loss on securities available-for-sale         911         -
                                                              ------    ------
                                                               1,149       232
    Valuation allowance                                         (229)     (229)
                                                              ------    ------

         Net deferred tax asset (liability)                   $  531    $ (418)
                                                              ======    ======

The valuation allowance relates to capital loss carryforwards, unrealized net losses on equity securities, and other items that may not be recoverable.

--------------------------------------------------------------------------------
                                  (Continued)

                                                                             30.

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
         (Table amounts in thousands, except share and per share data)
--------------------------------------------------------------------------------

NOTE 10 - INCOME TAXES (Continued)

The income tax provision differs from the amounts determined by applying the statutory U.S. federal income tax rate as a result of the following items:

                                                      Years Ended Dec. 31,
                                              ---------------------------------
                                                   1999             1998
                                              ----------------  ---------------
                                               Amount  Percent  Amount Percent
                                              -------  -------   -----  -------

Income tax computed at the statutory rate     $   751     34.0%  $ 756   34.0%
Tax exempt income, net of disallowed
  interest expense                               (116)    (5.3)    (30)  (1.3)
Other                                             (58)    (2.6)    (26)  (1.2)
                                              -------  -------   -----  -----
    Total federal income tax                      577     26.1     700   31.5
State income tax, net of federal tax benefit       29      1.3      24    1.1
                                              -------  -------   -----  -----

                                              $   606     27.4%  $ 724   32.6%
                                              =======  =======   =====  =====


                                                               Year Ended
                                                            December 31, 1997
                                                       ------------------------
                                                          Amount        Percent
                                                       -----------     --------
         Income tax computed at the
           statutory rate                              $       635        34.0%
         Deferred tax valuation allowance                      128         6.9
         ESOP                                                  111         5.9
         Other                                                  45         2.4
                                                       -----------     -------
              Total federal income tax                         919        49.2
         State income tax, net of federal
           tax benefit                                          28         1.5
                                                       -----------     -------

                                                       $       947        50.7%
                                                       ===========     =======

Under the Internal Revenue Code, the Bank may, for tax purposes, deduct a provision for bad debts in excess of such provisions recorded in the financial statements. Retained earnings at December 31, 1999 includes approximately $1,514,000, consisting of bad debt deductions accumulated prior to 1988, on which no provision for federal income taxes has been made. The related amount of unrecognized deferred tax liability was approximately $587,000.

--------------------------------------------------------------------------------
                                  (Continued)

                                                                             31.

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
         (Table amounts in thousands, except share and per share data)
--------------------------------------------------------------------------------

NOTE 11 - STOCK-BASED COMPENSATION PLANS

The Company has an employee stock ownership plan (ESOP) for the benefit of substantially all employees. The ESOP borrowed $1,745,700 from the Company and used those funds to acquire 174,570 shares of the Company's stock at $10 per share.

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

During 1999 and 1998, 9,602 shares of stock in each year with an average fair value of $10.68 and $13.75 per share were committed to be released resulting in ESOP compensation expense of $102,587 and $132,070. During 1997, 51,799 shares of stock, including 50,941 resulting from a special dividend, with an average fair value of $19.39 per share were committed to be released, resulting in ESOP compensation expense of $1,004,667. ESOP shares have been reduced by 1,756 as of December 31, 1999 because of terminations.

Shares held by the ESOP at December 31 are as follows:

                                                1999             1998
                                            ------------    ------------

     Allocated shares                             74,745          66,899
     Unallocated shares                           98,069         107,671
                                            ------------    ------------

         Total ESOP shares                       172,814         174,570
                                            ============    ============

     Fair value of unallocated shares       $      1,165    $      1,077
                                            ============    ============

The Company has a stock option plan under the terms of which 470,000 shares of the Company's common stock were reserved for issuance. The options become exercisable on a cumulative basis in equal installments over a five-year period from the date of grant. The options expire ten years from the date of grant.

--------------------------------------------------------------------------------
                                  (Continued)

                                                                             32.

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
         (Table amounts in thousands, except share and per share data)
--------------------------------------------------------------------------------

NOTE 11 - STOCK-BASED COMPENSATION PLANS (Continued)

A summary of the status of the Company's stock option plan and changes during the year are presented below:

                                          1999                          1998                         1997
                               ---------------------------   -------------------------    --------------------------
                                               Weighted-                     Weighted-                    Weighted-
                                                Average                       Average                      Average
                                               Exercise                      Exercise                     Exercise
                                  Shares         Price         Shares          Price         Shares         Price
                               -----------    -----------    -----------   -----------    -----------    -----------
    Outstanding at
      beginning of year            167,350     $  11.02          173,750    $   11.02               -     $      -
    Granted                              -                             -                      181,750        11.02
    Exercised                            -                             -                            -
    Forfeited                            -                        (6,400)                      (8,000)
                               -----------                   -----------                  -----------

       Outstanding at
         end of year               167,350                       167,350                      173,750
                               ===========                   ===========                  ===========

    Options exercisable
      at end of year                68,220                        34,750                            -


All of the outstanding options at December 31, 1999 relate to options granted in 1997 at an exercise price of $14. In January 1998, the Company paid a special dividend which resulted in a change in equity structure. This event allowed the Company to modify the stock option agreements to adjust the exercise price to $11 which was an adjustment in direct proportion to the decrease in exercise price as compared to market value as a result of the change in equity structure. The 1997 amounts have been restated to reflect this modification. The options have a remaining life of 7.5 years before expiration and are not fully vested. The exercise price equaled the market value on the date the options were granted.

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

--------------------------------------------------------------------------------
                                  (Continued)

                                                                             33.

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
         (Table amounts in thousands, except share and per share data)
--------------------------------------------------------------------------------

NOTE 11 - STOCK-BASED COMPENSATION PLANS (Continued)

                                           1999           1998            1997
                                       -----------    -----------    -----------

     Net income as reported            $     1,604    $     1,500    $       921
     Pro forma net income                    1,506          1,394            851
     Earnings per share as reported
         Basic                               1.01             .83            .47
         Diluted                             1.01             .82            .46
     Pro forma earnings per share
         Basic                                .95             .78            .44
         Diluted                              .95             .77            .43

The $4.76 per share fair value of options granted in 1997 was estimated at the date of grant using the Black-Scholes option pricing model using the following assumptions: expected volatility factor of the expected market price of the Company's common stock of 15.75%, risk-free interest rate of 6.74%, expected option term of 8 years, and a dividend yield of 0%.

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

In connection with the conversion to stock ownership, the Company adopted a Management Recognition and Retention Plan (MRP). In 1997, the Company
contributed $1.3 million allowing the MRP to acquire 87,285 shares of common stock of the Company, at an average cost of $14.00 per share, with 64,006 shares awarded to directors and key employees. 1,600 shares were forfeited in 1998 and an additional 725 were awarded in 1999. These shares vest over a five-year period. The unamortized cost of shares not yet earned (vested) is reported as a reduction of stockholders' equity. MRP compensation expense totaled $174,453, $175,951, and $104,543 for the years ended December 31, 1999, 1998, and 1997.

A summary of the activity under the MRP is presented below:

                             1999                 1998               1997
                      -------------------  ------------------ ------------------
                      Unearned  Unawarded Unearned  Unawarded Unearned Unawarded
                       Shares    Shares     Shares    Shares    Shares   Shares
                      --------- ---------  --------  -------- -------- ---------
Number of shares at
  beginning of year      49,605    24,879    64,006    23,279        -        -
Acquired                      -         -         -         -        -   87,285
Awarded                     725      (725)        -         -   64,006  (64,006)
Earned                  (12,401)        -   (12,801)        -        -        -
Forfeited                     -         -    (1,600)    1,600        -        -
                      --------- ---------  --------  -------- -------- --------

Number of shares at
  end of year            37,929    24,154    49,605    24,879   64,006   23,279
                      ========= =========  ========  ======== ======== ========

Unearned  shares  and  unawarded   shares  under  the  MRP  are  not  considered
outstanding for earnings per share calculations.

--------------------------------------------------------------------------------
                                  (Continued)

                                                                             34.

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
         (Table amounts in thousands, except share and per share data)
--------------------------------------------------------------------------------

NOTE 12 - FINANCIAL INSTRUMENTS AND COMMITMENTS

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to fund loans and previously approved unused lines of credit. The Bank's exposure to credit loss in the event of nonperformance by the parties to these financial instruments is represented by the contractual amount of the instruments. The Bank uses the same credit policy for commitments as it uses for on-balance-sheet items. At December 31, 1999 and 1998, these financial instruments consist of commitments to extend credit totaling $377,800 and $1,949,000. Fixed rate mortgage loan commitments at December 31, 1999 have rates ranging from 7.75% to 8.63% and terms generally up to 31 days.

Since many commitments expire without being used, the amount above does not necessarily represent a future cash commitment. Collateral may be obtained upon exercise of a commitment. The amount of collateral is determined by management and may include residential real estate.

Interest-bearing deposit accounts in other financial institutions potentially subject the Bank to concentrations of credit risk. At December 31, 1999, the Bank had a deposit account at the Federal Home Loan Bank of Chicago with a balance totaling approximately $1,474,000. At December 31, 1998, the balance was approximately $3,272,000.

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


NOTE 13 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The   approximate   carrying  amount  and  estimated  fair  value  of  financial instruments is as follows:


                                               December 31, 1999   December 31, 1998
                                             -------------------- ---------------------
                                             Carrying     Fair     Carrying     Fair
                                              Value      Value      Value      Value
                                             ---------- --------- ----------- ---------
Financial assets
   Cash on hand and in banks                 $   868     $   868    $   448    $   448
   Interest-bearing deposits in other
     financial institutions                    2,437       2,437      3,789      3,789
   Interest-bearing term deposits in other
     financial institutions                      159         159        159        159
   Securities available-for-sale              41,186      41,186     38,950     38,950
   Loans receivable, net                      72,179      71,170     56,822     57,368
   Federal Home Loan Bank stock                1,927       1,927      1,319      1,319
   Accrued interest receivable                 1,051       1,051        803        803

--------------------------------------------------------------------------------
                                  (Continued)

                                                                             35.

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
         (Table amounts in thousands, except share and per share data)
--------------------------------------------------------------------------------

NOTE 13 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS  (Continued)

                                             December 31, 1999    December 31, 1998
                                            ------------------- -------------------
                                             Carrying   Fair     Carrying   Fair
                                              Value    Value      Value     Value
                                            --------- --------- --------- ---------
Financial liabilities
   Non-interest-bearing deposits            $   (326) $   (326) $   (147) $   (147)
   Money market and passbook savings         (20,085)  (20,085)  (21,063)  (21,063)
   Certificates of deposits                  (43,572)  (43,778)  (34,219)  (34,434)
   Advances from borrowers for taxes and
     insurance                                  (733)     (733)     (578)     (578)
   Advances from the Federal Home Loan Bank  (37,405)  (33,092)  (23,764)  (23,798)
   Accrued interest payable                     (430)     (430)     (278)     (278)

For purposes of the above, the following assumptions were used. The estimated fair value for cash, interest-bearing deposits with financial institutions, Federal Home Loan Bank stock, accrued interest receivable, money market and savings deposits, and accrued interest payable are considered to approximate their carrying values. The estimated fair value for securities available-for-sale is based on quoted market values for the individual securities or for equivalent securities. The estimated fair value for loans is based on estimates of the rate the Bank would charge for similar loans at December 31, 1999 and 1998, applied for the time period until estimated payment. The estimated fair values of certificates of deposit and FHLB advances are based on estimates of the rates the Bank would pay on such financial instruments at December 31, 1999 and 1998, applied for the time period until maturity. Loan commitments are not included in the table above as their estimated fair value is immaterial.

Other assets and liabilities of the Bank that are not defined as financial instruments, such as property and equipment, are not included in the above disclosures.

While the above estimates are based on management's judgment of the most appropriate factors, there is no assurance that were the Bank to have disposed of these items on December 31, 1999 and 1998, the fair values would have been achieved, because the market value may differ depending on the circumstances. The estimated fair values at December 31, 1999 and 1998 should not necessarily be considered to apply at subsequent dates.

--------------------------------------------------------------------------------
                                  (Continued)

                                                                             36.

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
         (Table amounts in thousands, except share and per share data)
--------------------------------------------------------------------------------

NOTE 14 - OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows.

                                               1999       1998     1997
                                              -------    -----    ------
Unrealized holding gains (losses) on
  securities available-for-sale               $(2,483)   $(201)   $  284
Less reclassification adjustments for gains
  (losses) recorded in income                     (86)      43         -
                                              -------    -----    ------
Net unrealized gains and (losses)              (2,397)    (244)      284
Tax effect                                        912       93      (108)
                                              -------    -----    ------

Other comprehensive income (loss)             $(1,485)   $(151)   $  176
                                              =======    =====    ======


NOTE 15 - PARENT COMPANY FINANCIAL STATEMENTS

Presented below are the condensed statements of financial condition, income, and cash flows for PS Financial, Inc.

                   CONDENSED STATEMENTS OF FINANCIAL CONDITION
                           December 31, 1999 and 1998

                                                     1999            1998
                                                  -----------    -----------
ASSETS
Cash and cash equivalents                         $     3,250    $     1,331
Securities available-for-sale                           1,916          3,278
ESOP loan                                                 903            973
Investment in bank subsidiary                          12,620         15,260
Accrued interest receivable and other assets              183            184
                                                  -----------    -----------

                                                  $    18,872    $    21,026
                                                  ===========    ===========

Stockholders' equity                              $    18,872    $    21,026
                                                  ===========    ===========

--------------------------------------------------------------------------------
                                  (Continued)

                                                                             37.

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
         (Table amounts in thousands, except share and per share data)
--------------------------------------------------------------------------------

NOTE 15 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)


                         CONDENSED STATEMENTS OF INCOME
             For the years ended December 31, 1999, 1998, and 1997

                                                     1999       1998       1997
                                                   -------    -------   -------
Income
     Interest on deposit with Bank                 $    17    $     -   $     -
     Securities interest income                        288        263       423
     ESOP loan interest income                          56         80       117
     Dividend income from subsidiary                 3,000      7,120     3,951
     Gain (loss) on sales of securities                (30)        33         -
                                                   -------    -------   -------
         Total income                                3,331      7,496     4,491

Other expenses                                         203        199       155
                                                   -------    -------   -------

Income before income taxes and equity (excess) in
  undistributed earnings of bank subsidiary          3,128      7,297     4,336

Income taxes (benefit)                                 (21)        16        96
                                                   -------    -------   -------

Income before equity (excess) in undistributed
  earnings of bank subsidiary                        3,149      7,281     4,240

Excess undistributed earnings of bank subsidiary    (1,545)    (5,781)   (3,319)
                                                   -------    -------   -------

Net income                                         $ 1,604    $ 1,500   $   921
                                                   =======    =======   =======


--------------------------------------------------------------------------------
                                  (Continued)

                                                                             38.

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
         (Table amounts in thousands, except share and per share data)
--------------------------------------------------------------------------------

NOTE 15 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

                       CONDENSED STATEMENTS OF CASH FLOWS
             For the years ended December 31, 1999, 1998, and 1997

                                                                  1999            1998         1997
                                                               -----------   -----------   -----------
Cash flows from operating activities
    Net income                                                 $     1,604   $     1,500   $       921
    Adjustments to reconcile net income to net cash
     from operating activities
       Amortization of discounts and premiums on securities              -             2            (1)
       Excess undistributed earnings of bank subsidiary              1,545         5,781         3,319
       (Gain) loss on sale of securities                                30           (33)            -
       Change in
          Other assets                                                  35            (9)           31
          Other liabilities                                              -          (690)            -
                                                               -----------   -----------   -----------
              Net cash from operating activities                     3,214         6,551         4,270

Cash flows from investing activities
    Purchase of securities available-for-sale                            -        (4,299)       (1,690)
    Proceeds from sale of securities available-for-sale                 92         5,172         1,000
    Proceeds from repayment of securities                                -            14            95
    Proceeds from maturities of securities                           1,150           330         2,000
    Capital contribution to subsidiary                                 (58)          (83)            -
                                                               -----------   -----------   -----------
       Net cash from investing activities                            1,184         1,134         1,405

Cash flows from financing activities
    Purchases of treasury stock                                     (1,666)       (2,863)       (3,172)
    Payment received on loan to ESOP                                    70           720             9
    Dividends paid                                                    (883)       (8,405)         (544)
                                                               -----------   -----------   -----------
       Net cash from financing activities                           (2,479)      (10,548)       (3,707)
                                                               -----------   -----------   -----------

Net change in cash and cash equivalents                              1,919        (2,863)        1,968

Cash and cash equivalents at beginning of year                       1,331         4,194         2,226
                                                               -----------   -----------   -----------

Cash and cash equivalents at end of year                       $     3,250   $     1,331   $     4,194
                                                               ===========   ===========   ===========


--------------------------------------------------------------------------------

                                                                             39.

                               PS FINANCIAL, INC.
                             STOCKHOLDER INFORMATION

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 11:00 a.m., Chicago, Illinois time on May 3, 2000 at the main office of PS Financial, Inc., 4800 South Pulaski Road, Chicago, Illinois 60632.

MARKET PRICE AND DIVIDEND INFORMATION

The following information relates to the dividends paid and closing price of the Company's $.01 par value common stock, which is traded on the over-the-counter market and is quoted on the NASDAQ National Market under the symbol "PSFI."

--------------- -------------------------------- ---------------------------
                              1999                          1998
--------------- -------------------------------- ---------------------------
--------------- -------- ----------- ----------- -------- -------- ---------
QUARTER ENDED     HIGH       LOW       DIVIDEND    HIGH     LOW    DIVIDEND
--------------- -------- ----------- ----------- -------- -------- ---------
--------------- -------- ----------- ----------- -------- -------- ---------
March 31         $10.38      $9.50      $0.13     $23.00   $13.50    $4.12*
June 30           11.38       9.75       0.13      14.88    12.75     0.12
September 30      11.50      10.50       0.14      13.50    10.75     0.12
December 31       13.13      10.19       0.14      12.00     8.50     0.13
--------------- -------- ----------- ----------- -------- -------- ---------

* includes special dividend of $4.00 per share declared December 30, 1997 and paid on January 30, 1998.

At March 24, 2000 there were 1,669,290 shares of PS Financial, Inc. common stock issued and outstanding (including unallocated ESOP shares) and there were 141 holders of record. The closing sale price for the Company's stock on March 24, 2000 was $12.00 per share.


STOCKHOLDER AND GENERAL INQUIRIES                  TRANSFER AGENT
Kimberly P. Rooney, President                      First Bankers Trust Co.
PS Financial, Inc.                                 1201 Broadway
4800 South Pulaski Road                            Quincy, Illinois 62301
Chicago, Illinois  60632
(773) 376-3800

ANNUAL AND OTHER REPORTS

A copy of PS Financial, Inc.'s Annual Report on Form 10-KSB for the year ended December 31, 1999, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Jeffrey Przybyl, Chief Financial Officer, PS Financial, Inc., 4800 South Pulaski Road, Chicago, Illinois 60632-4195.

                                       40