Form 10KSB40, Exhibit 13
period 2000-12-31
PS FINANCIAL INC
filed 2001-04-12
CIK 1021575

--------------------------------------------------------------------------------
                                TABLE OF CONTENTS
--------------------------------------------------------------------------------

President's Message                                                                      1
Selected Consolidated Financial Information                                              2
Management's Discussion and Analysis of Financial Condition and Results of Operations    5
Report of Independent Auditors                                                          18
Consolidated Financial Statements                                                       19
Board of Directors                                                                      45
Shareholder Information                                                                 45

                                        I

--------------------------------------------------------------------------------
                               PRESIDENT'S MESSAGE
--------------------------------------------------------------------------------


                                 April 10, 2001

To Our Fellow Stockholders:

         On behalf of your Directors, Officers and Employees of PS Financial, Inc., and its wholly owned subsidiary, Preferred Savings Bank FSB, I am pleased to present to our stockholders our fifth annual report as a public corporation.

         PS Financial, Inc. enjoyed a successful 2000 with earnings of $1.2 million. In addition, our return on average assets for 2000 was 1.04%, while our efficiency ratio was 51.04%. Both of these ratios compare favorably to industry peer group standards.

         Since the conversion, the Company has been focusing on ways to enhance shareholder value, including the payment of cash dividends and the continuation of a stock repurchase program. In 2000, PS Financial, Inc. continued to pay quarterly dividends. The first dividend of $0.14 per share was paid in February and dividends of $0.15 per share were paid in May, August and November. The company completed a modified dutch auction tender offer in March, 2000, in which 367,233 shares were repurchased. In view of the price level of the Company's common stock and the strong capital position of the Bank, subject to regulatory limitations, the Board of Directors believes the stock repurchase program to be in the best interests of the Company as we continue to work on leveraging our capital.

         As a way to increase the scope and variety of the products and services our Company can offer, PS Financial, Inc. converted to a new data processor in February of l999. In 2000, we introduced telephone banking and home equity loans.

         Year 2001 continues to offer many challenges and opportunities for PS Financial, Inc. Customer service remains our top priority. We can still effectively compete against our larger regional competitors by enhancing existing customer relationships and building new ones. Furthermore, the size of the Bank and our knowledge of our market area allow us to react quickly to changing customer needs.

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

                                                                                      December 31,
                                                              ------------------------------------------------------
                                                                 2000      1999         1998       1997       1996
                                                               --------   --------   --------   --------   --------
                                                                                  (In Thousands)
SELECTED FINANCIAL CONDITION DATA:
----------------------------------
Total assets                                                   $114,088   $121,356   $102,784   $ 87,922   $ 75,133
Cash and cash equivalents                                         1,341      3,305      4,237      6,290      8,758
Loans receivable, net                                            67,862     72,179     56,822     37,167     35,943
Mortgage-backed securities - available for sale                   4,607      5,636     11,354      8,095      4,702
Securities - available for sale                                  36,088     35,550     27,596     33,459     24,080
Deposits                                                         60,594     63,983     55,429     41,275     42,203
FHLB advances                                                    36,145     37,405     23,764     13,750       --
Total stockholders' equity                                       16,026     18,872     21,026     23,109     32,147


                                                                                   Year ended December 31,
                                                            ------------------------------------------------------------------------
                                                                  2000       1999       1998      1997      1996
                                                               -------    -------    -------   -------   -------
                                                                                  (In Thousands)
SELECTED OPERATIONS DATA:
-------------------------
Total interest income                                          $ 8,669    $ 8,005    $ 6,757   $ 6,062   $ 4,664
Total interest expense                                           5,171      4,181      3,101     2,084     1,781
                                                               -------    -------    -------   -------   -------
   Net interest income                                           3,498      3,824      3,656     3,978     2,883
Provision for loan losses(1)                                        15         15         80      --          50
                                                               -------    -------    -------   -------   -------
Net interest income after provision for loan                     3,483      3,809      3,576     3,978     2,833
losses
Other income                                                       161         89         94        77        69
Gain (loss) on sales of securities                                (103)       (86)        43      --         (38)
                                                               -------    -------    -------   -------   -------
Total non-interest income                                           58          3        137        77        31
Total non-interest expense                                       1,815      1,602      1,489     2,187     1,233
                                                               -------    -------    -------   -------   -------
Income before taxes                                              1,726      2,210      2,224     1,868     1,631
Income tax provision                                               510        606        724       947       629
                                                               -------    -------    -------   -------   -------
Net income                                                     $ 1,216    $ 1,604    $ 1,500   $   921   $ 1,002
                                                               =======    =======    =======   =======   =======

Basic earnings per share                                       $  0.95    $  1.01    $  0.83   $  0.47   $0.06 (2)
Diluted earnings per share                                     $  0.95    $  1.01    $  0.82   $  0.46   $0.06 (2)


(1) The allowance for loan losses at December 31, 2000, 1999, 1998, 1997 and 1996 was $281,000, $266,000, $258,000, $186,000 and $186,000,
         respectively.
(2)      From date of initial public offering, November 26, 1996.

                                                                                                         December 31,
                                                                   -----------------------------------------------------------------
                                                                         2000          1999           1998        1997        1996
                                                                         ----          ----           ----        ----        ----
SELECTED FINANCIAL RATIOS AND OTHER DATA:
-----------------------------------------
Performance Ratios:
Return on assets (ratio of net income to average total assets)            1.04%        1.44%          1.66%       1.12%       1.71
Return on equity (ratio of net income to average total equity)            7.75         8.10           6.69        2.97        6.55
Interest rate spread information:
Average during year                                                       2.27         2.68           2.95        3.23        3.89
End of year                                                               2.38         2.51           2.74        2.92         3.3
Net interest margin (1)                                                   3.10         3.52           4.14        5.01        5.03
Efficiency Ratio (2)                                                     51.04        41.86          39.25       53.92        42.3
Ratio of operating expense to average total assets                        1.55         1.44           1.65        2.67         2.1
Ratio of average interest-earning assets to average interest-bearing    114.62       121.80         135.19      167.82      136.86
     liabilities

Quality Ratios:
Non-performing assets to total assets at end of year                      0.75         1.40           1.11        0.97        0.37
Allowance for loan losses to non-performing loans                        32.71        21.06          26.71       20.84       65.96
Allowance for loan losses to total loans                                  0.41         0.37           0.45         0.5        0.51

Capital Ratios:
Equity to total assets at end of year                                    14.04        15.55          20.45       26.28       42.79
Average equity to average assets                                         13.36        17.76          24.84       37.94       26.06

Regulatory Capital Ratios:
Tangible capital                                                         12.60        11.80           15.4       25.86       32.77
Core capital                                                             12.60        11.80           15.4       25.86       32.77
Risk-based capital                                                       27.10        24.80           31.4       65.39       92.91


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

COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 2000 AND DECEMBER 31, 1999

         Total assets at December 31, 2000 were $114.1 million compared to $121.4 million at December 31, 1999, a decrease of $7.3 million, or 6.0%. Decreases in the loan portfolio of $4.3 million and cash and cash equivalents of $2.0 million were the largest components of the decrease in total assets. These decreases were primarily used to repay $1.3 million in advances from the Federal Home Loan Bank and repurchase $4.5 million in treasury stock.

         In order to increase the size of the loan portfolio, the Company has utilized the services of a local mortgage broker who receives a fee for each mortgage originated for the Company. The broker serves the same market area as the Company, and the loans share the same characteristics as the Company's existing loans. During 2000 and 1999, the Company originated $3.5 million and $16.8 million of loans through this broker. The Company anticipates it will continue to utilize the mortgage broker in 2001, although the amount of originations will depend on the interest rate environment. Because all of these loans carry fixed interest rates, the Company's interest rate risk has increased as a result of the purchases. See "Quantitative and Qualitative Disclosures About Market Risk."

         Total liabilities at December 31, 2000 were $98.1 million compared to $102.5 million at December 31, 1999, a decrease of $4.4 million, or 4.3%. Total deposits decreased by $3.4 million, or 5.3%, to $60.6 million at December 31, 2000 from $64.0 million at December 31, 1999. The decrease in total deposits was due to a decrease in time deposits as a result of the Company's effort to reduce the amount of wholesale funding. Total advances from the Federal Home Loan Bank decreased to $36.1 million at December 31, 2000 from $37.4 million at December 31, 1999, also as part of the Company's effort to reduce the amount of wholesale funding.

         Total equity at December 31, 2000 was $16.0 million compared to $18.9 million at December 31, 1999, a decrease of $2.9 million, or 15.3%. The decrease in total equity was a result of the repurchase of 367,233 shares of treasury stock for $4.5 million, regular dividends of $763,000, or $0.59 per share, offset by a change in unrealized loss on securities available-for-sale of $932,000 and by net income of $1.2 million for the year ended December 31, 2000.

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

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 2000 AND DECEMBER 31, 1999

         GENERAL. Net income for the year ended December 31, 2000 was $1.2 million compared to $1.6 million for the year ended December 31, 1999, a decrease of $388,000, or 24.2%.

         INTEREST INCOME. Interest income for the year ended December 31, 2000 was $8.7 million compared to $8.0 million for the year ended December 31, 1999, an increase of $664,000, or 8.3%. The increase in interest income was the result of an increase in the average balance of interest-earning assets to $114.5 million for the year ended December 31, 2000 compared to $108.7 million for the year ended December 31, 1999, primarily due to an increase in the average balance of net loans receivable and securities available-for-sale. The increase in interest-earning assets was also aided by an increase in the yield on interest-earning assets. The yield on interest-earning assets increased 21 basis points to 7.57% for the year ended December 31, 2000 compared to 7.36% for the year ended December 31, 1999. The increase was primarily due to an increase in the yield on net loans receivable of 5 basis points and the yield on securities available-for-sale of 42 basis points. The increase in the yield on loans and securities is reflective of the current rate environment.

         INTEREST EXPENSE. Interest expense for the year ended December 31, 2000 was $5.2 million compared to $4.2 million for the year ended December 31, 1999, an increase of $1.0 million, or 23.8%. The increase in interest expense was a result of an increase in average interest-bearing liabilities to $99.6 million for the year ended December 31, 2000 compared to $89.3 million for the year ended December 31, 1999, as well as an increase in the average cost of funds to 5.19% for the year ended December 31, 2000 compared to 4.68% for the year ended December 31, 1999. The increase in the average cost of funds was primarily the result of the Company replacing callable advances from the Federal Home Loan Bank with advances at current interest levels, in addition to a general increase in deposit rates in the Company's market area.

         NET INTEREST INCOME. Net interest income for the year ended December 31, 2000 was $3.5 million compared to $3.8 million for the year ended December 31, 1999, a decrease of $326,000, or 8.5%. The Company's net interest spread decreased by 30 basis points as the average cost of interest-bearing liabilities increased more than the average yield on interest-earning assets. The decrease in net interest income was primarily due to a decrease in the ratio of average interest earning assets to average interest bearing liabilities as a result of the completion of the Company's modified dutch auction tender offer in which interest earning assets and additional debt were used to fund the repurchase.

         PROVISION FOR LOAN LOSSES. The Company recorded a $15,000 provision for loan losses for the years ended December 31, 2000 and 1999. The amount of the provision and allowance for estimated losses on loans is influenced by current economic conditions, actual loss experience, industry trends and other factors, such as adverse economic conditions in the Company's market area. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for estimated losses on loans. Such agencies may require the Company to provide additions to the allowance based upon judgments which differ from those of management. The loan loss provision for the year ended December 31, 2000 is indicative of management's assessment of the adequacy of the allowance for loan losses, given the trends in historical loss experience of the portfolio and current economic conditions, as well as the fact that the majority of loans are single-family residential loans and the loan-to-values are generally less than 80%. Although management uses the best information available and maintains the Company's allowance for loan losses at a level it believes adequate to provide for losses, future adjustments to the allowance may be necessary due to economic, operating, regulatory and other conditions that may be beyond the Company's control.

         NONINTEREST INCOME. Noninterest income for the year ended December 31, 2000 was $58,000 compared to $3,000 for the year ended December 31, 1999, an increase of $55,000. The increase was primarily a result of net gains on the sale of other real estate owned of $56,000 for the year ended December 31, 2000 compared to $0 for the year ended December 31, 1999.

         NONINTEREST EXPENSE. Noninterest expense was $1.8 million for the year ended December 31, 2000 compared to $1.6 million for the year ended December 31, 1999, an increase of $213,000, or 13.3%. The increase was primarily due to a $53,000 increase in compensation expense and a $145,000 increase in professional fees related to the dutch auction tender offer and issues relating to the Company's annual meeting, partially offset by $47,000 decrease in data processing expense. Data processing expense was higher in 1999 due to a system conversion that was completed in the first quarter of 1999.

         INCOME TAX EXPENSE. The provision for income taxes totaled $510,000 for the year ended December 31, 2000 compared to $606,000 for the year ended December 31, 1999. The decrease was primarily a result of a decrease in pretax earnings.

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

                                                   Year Ended December 31,
                                 -------------------------------------------------------------
                                             2000                           1999
                                             ----                           ----
                                   Average    Interest           Average    Interest
                                 Outstanding  Earned/   Yield/  Outstanding Earned/   Yield/
                                  BALANCE     PAID       RATE    BALANCE     PAID      RATE
                                  -------     ----     ----      -------     ----      ----

                                                    (Dollars in Thousands)
Interest-Earning Assets:
  Loans Receivable (1)               $70,027  $5,680  8.11  %      $63,264   $5,100  8.06  %

  Securities (2)                      33,712   2,284  6.78          31,359    1,987  6.20

  Equity securities                    1,180      94  7.96           2,914      241  8.28

  Mortgage-Backed Securities           5,086     340  6.69           7,865      468  5.96

  Other                                4,478     271  6.05           3,347      209  7.50
                                       -----     ---                 -----      ---
    Total interest-earning
      assets
--------------------------------
                                    $114,483   8,669  7.57  %     $108,749    8,005  7.36  %
                                    ========   -----              ========    -----
--------------------------------

Interest-Earning Liabilities:
  Savings accounts                   $20,215     517  2.56         $21,143      555  2.62

  Certificate accounts                43,100   2,484  5.77          36,670    1,870  5.10

  FHLB Advances                       36,250   2,170  5.98          31,474    1,756  5.58
                                      ------   -----                ------    -----
    Total interest-bearing
      liabilities
                                     $99,565   5,171  5.19         $89,287    4,181  4.68
                                     =======   -----  ----         =======    -----  ----

Net interest income                           $3,498                         $3,824
                                              ======                         ======
Net interest rate spread                              2.38                           2.68
                                                      ====                           ====


Net earning assets                   $14,918                       $19,462
                                     =======                       =======
Net yield on average interest-
  earning assets                                      3.05  %                        3.52  %
                                                      ====                           ====

Average interest-earning assets
  to average interest-bearing
    liabilities                               114.83  %                      121.80  %
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

                                                                                                       At December 31,
                                                                                ----------------------------------------------------
                                                                                            2000                       1999
                                                                                            ----                       ----
Weighted average yield on:
   Loans receivable (1)                                                                     8.11   %                   8.06  %
   Mortgage-backed securities                                                               6.78                       5.95
   Securities                                                                               6.62                       6.20
   Other interest-earning assets                                                            6.05                       7.50
      Combined weighted average yield on interest-earning assets
                                                                                            7.57                       7.36

Weighted average rate paid on:
   Savings deposits                                                                         2.56                       2.62
   Certificate accounts                                                                     5.77                       5.10
    FHLB Advances                                                                           5.98                       5.58
      Combined weighted average rate paid on interest-bearing liabilities
                                                                                            5.19                       4.68


Spread                                                                                      2.38                       2.68

-----------------------------------------------------------------------------

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

                                                    Year Ended December 31,               Year Ended December 31,
                                                        2000 VS. 1999                           1999 VS. 1998
                                                        -------------                           -------------
                                                   Increase
                                                  (Decrease)                              Increase
                                                    DUE TO                               (Decrease)
                                                    ------            Total                DUE TO            Total
                                                                     Increase              ------           Increase
                                            VOLUME        RATE      (DECREASE)       VOLUME       RATE     (DECREASE)
                                            ------        ----      ----------       ------       ----     ----------
                                                                       (Dollars in Thousands)
Interest-earning assets:
   Loans receivable                        $   548    $    31      $   579           $ 1,281      ($  236)     $ 1,045
   Mortgage-backed securities                 (181)        53         (128)              (56)         (78)        -134
   Securities                                  151        135          286               312         (106)         206
   Equity securities                          (139)        (8)        (147)              104          (13)          91
   Other                                        84        (28)          56               (62)         103           41
                                           -------    -------      -------            -------      -------     -------

      Total interest-earning assets        $   463    $   183      $   646            $ 1,579     ($  330)     $ 1,249
                                           =======    =======      =======            =======      =======     =======

Interest-bearing liabilities:
   Savings deposits                        ($   30)   ($    7)     ($   37)           $    21     ($   55)     ($   34)
   Certificate accounts                        355        244          599                609         (78)         531
   FHLB Advances                               278        150          428                633         (50)         583
                                           -------    -------      -------            -------      -------     -------

      Total interest-bearing liabilities   $   603    $   387          990            $ 1,263     ($  183)       1,080
                                           =======    =======      -------            =======      =======     -------

Net interest income                                                ($  344)                                    $   169
                                                                   =======                                     =======


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

         The Company's interest rate risk decreased during the twelve months ended December 31, 2000 due to the reduction in the weighted average remaining maturity of its interest earning assets. Management has taken a number of steps to limit to some extent its interest rate risk. First, the Company focuses its fixed rate loan originations on loans with maturities of 15 years or less. At December 31, 2000, $51.1 million or 95.2% of the Company's one- to four-family residential loan portfolio consisted of fixed rate loans having original terms to maturity of 15 years or less. Second, the Company offers balloon loans of 10 years or less in an attempt to decrease its asset/liability mismatch. Third, the Company has maintained a mortgage-backed securities portfolio with adjustable-rates. At December 31, 2000, adjustable rate mortgage-backed securities totaled $4.6 million which represented 4.1% of interest-earning assets. Fourth, the Company has attempted to reinvest the proceeds of most of its borrowings into assets with maturities which are anticipated to be similar to those of its borrowings. Finally, a substantial proportion of the Company's liabilities consists of passbook savings accounts which are believed by management to be somewhat less sensitive to interest rate changes than certificate accounts.

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

         An approach used by management to quantify interest rate risk is net portfolio value ("NPV") analysis. In essence, this approach calculates the difference between the present value of liabilities, expected cash flows from assets and cash flows from off balance sheet contracts. The following tables set forth, at December 31, 2000 and 1999, an analysis of the Bank's interest rate risk as measured by the estimated changes in NPV resulting from instantaneous and sustained parallel shifts in the yield curve (+/-300 basis points, measured in 100 basis point increments).


 DECEMBER 31, 2000

   Change in Interest            Estimated              Ratio of NPV                 Estimated Increase
          Rates                     NPV                      To                       (Decrease) in NPV
     (BASIS POINTS)                AMOUNT               TOTAL ASSETS              AMOUNT             PERCENT
     --------------                ------               ------------              ------             -------
                                                           (dollars in thousands)
          +300                     $7,992                    7.6  %              ($8,917)              (53)  %
          +200                     11,117                   10.2                  (5,792)              (34)
          +100                     14,222                   12.7                  (2,687)              (16)
           ---                     16,909                   14.6                     ---               ---
          -100                     18,492                   15.7                   1,583                 9
          -200                     20,093                   16.7                   3,185                19
          -300                     22,148                   18.0                   5,239                31


 DECEMBER 31, 1999

   Change in Interest            Estimated              Ratio of NPV                 Estimated Increase
          Rates                     NPV                      to                       (Decrease) in NPV
     (BASIS POINTS)                AMOUNT               TOTAL ASSETS              AMOUNT             PERCENT
     --------------                ------               ------------              ------             -------
                                                         (dollars in thousands)
          +300                     5,194                     4.8  %             ($11,027)         (68)  %
          +200                     8,779                     7.9                 (7,443)          (46)
          +100                     12,498                   10.8                 (3,724)          (23)
           ---                     16,222                   13.5                    ---           ---
          -100                     19,757                   15.9                  3,536            22
          -200                     23,569                   18.3                  7,347            45
          -300                     27,830                   20.7                 11,608            72


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

         Federal regulations require the Bank to maintain acceptable levels of liquid assets. The required percentage has varied from time to time based upon economic conditions and savings flows. Liquid assets for purposes of this ratio include cash, certain time deposits, U.S. Government, government agency and corporate securities and other obligations generally having remaining maturities of less than five years. The Bank has historically maintained its liquidity ratio for regulatory purposes at levels in excess of those required. At December 31, 2000, the Bank's liquidity ratio for regulatory purposes was 35.1%.

         The Company's cash flows are comprised of three primary classifications: cash flows from operating activities, investing activities and financing activities. Cash flows provided by operating activities were $1.4 million, $411,000 and $1.8 million for the years ended December 31, 2000, 1999 and 1998, respectively. Net cash from investing activities consisted primarily of disbursements for loan originations and the purchase of investments and mortgage-backed securities, offset by principal collections on loans, proceeds from maturation and sales of securities and paydowns on mortgage-backed securities. Net cash used in financing activities consisted primarily of the purchase of treasury stock of $4.5 million, $1.7 million and $2.9 million for the years ended December 31, 2000, 1999 and 1998, respectively, net proceeds (repayments) from FHLB advances totaling ($1.3) million, $13.6 million and $10.0 million for the years ended December 31, 2000, 1999 and 1998, as well as payment of dividends of $763,000 and $883,000 for the years ended December 31, 2000 and 1999. The net increase (decrease) in deposits was ($3.4) million, $8.6 million and $14.1 million for the years ended December 31, 2000, 1999 and 1998, respectively.

         The Company's most liquid assets are cash and short-term investments. The levels of these assets are dependent on the Company's operating, financing, lending and investing activities during any given period. At December 31, 2000, cash and short-term investments totaled $1.3 million. The Company has other sources of liquidity if a need for additional funds arises, including securities maturing within one year and the repayment of loans. The Company may also utilize the sale of securities available-for-sale and Federal Home Loan Bank advances as a source of funds.

         At December 31, 2000, the Company had no outstanding commitments to originate loans. Certificates of deposit which are scheduled to mature in one year or less from December 31,

2000 totaled $36.7 million. Management believes that a significant portion of such deposits will remain with the Company.

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

         The Bank is subject to various regulatory capital requirements imposed by the OTS. At December 31, 2000, the Bank was in compliance with all applicable capital requirements and was considered well capitalized. See Note 9 of the Notes to the Consolidated Financial Statements.

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

IMPACT OF NEW ACCOUNTING STANDARDS

         Beginning January 1, 2001, a new accounting standard will require all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. Adoption of this standard on January 1, 2001 did not have a material effect on the financial condition or on the results of operation of the Company.

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

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors
PS Financial, Inc.
Chicago, Illinois


We have audited the accompanying consolidated statements of financial condition of PS Financial, Inc. and its wholly-owned subsidiary as of December 31, 2000 and 1999 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PS Financial, Inc. and its wholly-owned subsidiary at December 31, 2000 and 1999 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with generally accepted accounting principles.




                                         Crowe, Chizek and Company LLP

Oak Brook, Illinois
January 26, 2001

                               PS FINANCIAL, INC.
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                           December 31, 2000 and 1999
                 (In thousands, except share and per share data)

--------------------------------------------------------------------------------

                                                                                      2000             1999
                                                                                      ----             ----

ASSETS
Cash on hand and in banks                                                         $        333    $        868
Interest-bearing deposit accounts in other financial
  institutions                                                                           1,008           2,437
                                                                                  ------------    ------------
     Total cash and cash equivalents                                                     1,341           3,305
Interest-bearing term deposits in other financial
  institutions                                                                             153             159
Securities available-for-sale                                                           36,088          35,550
Mortgage-backed securities available-for-sale                                            4,607           5,636
Loans receivable, net                                                                   67,862          72,179
Federal Home Loan Bank stock                                                             2,034           1,927
Premises and equipment, net                                                                494             477
Accrued interest receivable                                                              1,058           1,051
Deferred income taxes                                                                        -             531
Other real estate owned                                                                      -             454
Other assets                                                                               451              87
                                                                                  ------------    ------------

     Total assets                                                                 $    114,088    $    121,356
                                                                                  ============    ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
     Deposits                                                                     $     60,594    $     63,983
     Advances from borrowers for taxes and insurance                                       648             733
     Advances from the Federal Home Loan Bank and
       other borrowings                                                                 36,147          37,405
     Deferred income taxes                                                                   4               -
     Accrued interest payable and other liabilities                                        669             363
                                                                                  ------------    ------------
         Total liabilities                                                              98,062         102,484

Stockholders' equity
     Common stock $ 0.01 par value per share, 2,500,000
       shares authorized; 2,182,125 shares issued                                           22              22
     Additional paid-in capital                                                         21,655          21,644
     Unearned ESOP shares                                                                 (884)           (981)
     Unearned stock awards                                                                (583)           (767)
     Retained earnings, substantially restricted                                         7,315           6,862
     Treasury stock, at cost, 855,914 shares in 2000 and
       488,681 shares in 1999                                                          (10,948)         (6,425)
     Accumulated other comprehensive loss                                                 (551)         (1,483)
                                                                                  ------------    ------------
         Total stockholders' equity                                                     16,026          18,872
                                                                                  ------------    ------------

              Total liabilities and stockholders' equity                          $    114,088    $    121,356
                                                                                  ============    ============

--------------------------------------------------------------------------------
          See accompanying notes to consolidated financial statements.

                               PS FINANCIAL, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                  Years ended December 31, 2000, 1999, and 1998
                      (In thousands, except per share data)

--------------------------------------------------------------------------------

                                                                               2000         1999         1998
                                                                               ----         ----         ----
Interest income
    Loans                                                                  $    5,680   $    5,100   $    4,055
    Securities
       Taxable                                                                  1,880        1,531        1,599
       Tax-exempt                                                                 404          414          140
    Dividend income on equity investments                                          94          241          150
    Mortgage-backed securities                                                    340          468          603
    Other interest-earning assets                                                 271          251          210
                                                                           ----------   ----------   ----------
       Total interest income                                                    8,669        8,005        6,757

Interest expense
    Deposits                                                                    3,001        2,425        1,928
    Federal Home Loan Bank advances and other borrowings                        2,170        1,756        1,173
                                                                           ----------   ----------   ----------
       Total interest expense                                                   5,171        4,181        3,101
                                                                           ----------   ----------   ----------

Net interest income                                                             3,498        3,824        3,656

Provision for loan losses                                                          15           15           80
                                                                           ----------   ----------   ----------


NET INTEREST INCOME AFTER PROVISION FOR
  LOAN LOSSES                                                                   3,483        3,809        3,576

Noninterest income
    Gain (loss) on sales and calls of securities                                 (103)         (86)          43
    Gain on sales of other real estate owned                                       56            -            -
    Other operating income                                                        105           89           94
                                                                           ----------   ----------   ----------
       Total noninterest income                                                    58            3          137

Noninterest expense
    Compensation and benefits                                                   1,064        1,011          994
    Occupancy and equipment expense                                               158          136          123
    Data processing services                                                       75          122           60
    Federal deposit insurance premiums                                             14           34           26
    Professional fees                                                             213           68           88
    Other operating expense                                                       291          231          198
                                                                           ----------   ----------   ----------
       Total noninterest expense                                                1,815        1,602        1,489
                                                                           ----------   ----------   ----------


INCOME BEFORE INCOME TAX EXPENSE                                                1,726        2,210        2,224

Income tax expense                                                                510          606          724
                                                                           ----------   ----------   ----------


NET INCOME                                                                 $    1,216   $    1,604   $    1,500
                                                                           ==========   ==========   ==========

Basic earnings per share                                                   $      .95   $     1.01   $      .83
                                                                           ==========   ==========   ==========
Diluted earnings per share                                                 $      .95   $     1.01   $      .82
                                                                           ==========   ==========   ==========

--------------------------------------------------------------------------------
          See accompanying notes to consolidated financial statements.

                               PS FINANCIAL, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  Years ended December 31, 2000, 1999, and 1998
                      (In thousands, except per share data)

--------------------------------------------------------------------------------

                                                                                           Accumulated
                                                                                             Other
                                        Additional  Unearned   Unearned                    Comprehensive   Total
                                 Common   Paid-in   ESOP       Stock    Retained  Treasury   Income      Stockholders' Comprehensive
                                  Stock   Capital   Shares     Awards   Earnings   Stock     (Loss)       Equity          Income
                                  -----   -------   ------     ------   --------   -----      -----       ------          ------

Balance at January 1, 1998        $  22   $ 21,602  $(1,173)  $(1,117)  $ 5,518   $(1,896)    $ 153      $ 23,109

Comprehensive income
  Net income                         --         --       --        --     1,500        --        --         1,500         $ 1,500
  Change in fair value of
   securities, net of reclassi-
   fications and tax effects         --         --       --        --        --        --      (151)         (151)           (151)
                                                                                                                         --------

       Total comprehensive
         income                                                                                                          $  1,349
                                                                                                                         ========

Purchases of treasury stock          --          --      --        --        --    (2,863)       --        (2,863)
ESOP shares released                 --          36      96        --        --        --        --           132
Stock awards earned                  --          --      --       176        --        --        --           176
Dividends declared
    ($.49 per share)                 --          --      --        --      (877)       --        --          (877)
                                  -----    --------  ------    ------   --------  -------    ------       -------

Balance at December 31, 1998         22      21,638  (1,077)     (941)     6,141   (4,759)        2        21,026


--------------------------------------------------------------------------------
                                  (Continued)

                               PS FINANCIAL, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  Years ended December 31, 2000, 1999, and 1998
                      (In thousands, except per share data)

--------------------------------------------------------------------------------

                                                                                            Accumulated
                                                                                              Other
                                         Additional  Unearned  Unearned                    Comprehensive   Total
                                  Common  Paid-in    ESOP      Stock    Retained  Treasury    Income    Stockholders'  Comprehensive
                                  Stock   Capital    Shares    Awards   Earnings   Stock      (Loss)       Equity          Income
                                  -----   -------    ------    ------   --------   -----      ------        ------          ------
Comprehensive income
  Net income                      $   -   $     -    $    -    $    -   $  1,604   $   -      $    -       $ 1,604          $ 1,604
  Change in fair value of
   securities, net of reclassi-
   fications and tax effects          -         -         -         -          -       -      (1,485)       (1,485)          (1,485)
                                                                                                                            -------

       Total comprehensive
         income                                                                                                             $   119

Purchases of treasury stock           -         -          -        -          -  (1,666)          -        (1,666)
ESOP shares released                  -         6         96        -          -       -           -           102
Stock awards earned                   -         -          -      174          -       -           -           174
Dividends declared
    ($.54 per share)                  -         -          -        -       (883)      -           -          (883)
                                  -----   -------     ------   ------   --------  -------      ------        ------

Balance at December 31, 1999         22    21,644       (981)    (767)     6,862  (6,425)     (1,483)       18,872

Comprehensive income
    Net income                        -         -          -        -      1,216       -           -         1,216          $ 1,216
    Change in fair value of
      securities, net of reclassi-
      fications and tax effects       -         -          -        -          -       -         932           932              932
          -----------------------

       Total comprehensive
         income                                                                                                             $ 2,148
                                                                                                                            ========
Purchases of treasury stock           -         -          -        -          -  (4,523)          -       (4,523)
ESOP shares released                  -        11         97        -          -       -           -          108
Stock awards earned                   -         -          -      184          -       -           -          184
Dividends declared
  ($.59 per share)                    -         -          -        -       (763)      -           -         (763)
                                  -----   --------    ------   ------    -------  --------    ------       -------

Balance at December 31, 2000      $  22   $ 21,655    $ (884)  $ (583)   $ 7,315  $(10,948)   $ (551)    $ 16,026
                                  =====   ========    ======   ======    =======  =========   ======       =======

--------------------------------------------------------------------------------
          See accompanying notes to consolidated financial statements.

                               PS FINANCIAL, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 2000, 1999, and 1998
                                 (In thousands)

--------------------------------------------------------------------------------

                                                                               2000        1999          1998
                                                                               ----        ----          ----
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                                             $    1,216   $    1,604   $    1,500
    Adjustments to reconcile net income to net cash
      from operating activities
       Depreciation                                                                85           58           47
       Amortization of discounts and premiums on securities                       (80)         (39)           4
       Provision for loan losses                                                   15           15           80
       Net (gain) loss on sale of securities available-for-sale                   103           86          (43)
       Net gain on sale of other real estate owned                                (56)           -            -
       ESOP compensation expense                                                  108          102          132
       MRP expense                                                                184          174          176
       Change in
          Deferred loan origination fees                                          (48)         (79)         (70)
          Accrued interest receivable and other assets                           (398)        (267)         673
          Accrued interest payable and other liabilities                          305       (1,243)        (741)
                                                                           ----------   ----------   ----------
              Net cash from operating activities                                1,434          411        1,758

CASH FLOWS FROM INVESTING ACTIVITIES
    Proceeds from sales of securities available-for-sale                            -        2,390        4,716
    Proceeds from sale of mortgage-backed securities available-for-sale             -        3,373        1,083
    Purchase of Federal Home Loan Bank stock                                     (107)        (608)        (619)
    Proceeds from repayments of securities                                      1,053        3,120        2,787
    Proceeds from calls and maturities of securities                              910        4,650       19,380
    Purchase of securities available-for-sale                                       -      (17,226)     (17,293)
    Purchase of mortgage-backed securities available-for-sale                       -         (987)      (7,215)
    Net change in interest-bearing term deposits in other financial
      institutions                                                                  6            -           50
    Net change in loans                                                         4,350      (15,747)     (19,665)
    Proceeds from sale of other real estate owned                                 510            -            -
    Premises and equipment expenditures, net                                     (102)        (109)         (15)
                                                                           ----------   ----------   ----------
       Net cash from investing activities                                       6,620      (21,144)     (16,791)

CASH FLOWS FROM FINANCING ACTIVITIES
    Net change in deposits                                                     (3,389)       8,554       14,154
    Net change in advances from borrowers for taxes and insurance                 (85)         155           80
    Proceeds from Federal Home Loan Bank advances and
      other borrowings                                                         22,116       29,930       21,814
    Repayments of Federal Home Loan Bank advances and
      other borrowings                                                        (23,374)     (16,289)     (11,800)
    Purchases of treasury stock                                                (4,523)      (1,666)      (2,863)
    Dividends paid                                                               (763)        (883)      (8,405)
                                                                           ----------   ----------   ----------
       Net cash from financing activities                                     (10,018)      19,801       12,980
                                                                           ----------   ----------   ----------

--------------------------------------------------------------------------------
                                  (Continued)

                               PS FINANCIAL, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 2000, 1999, and 1998
                                 (In thousands)

--------------------------------------------------------------------------------

                                                                               2000        1999          1998
                                                                               ----        ----          ----


Net change in cash and cash equivalents                                    $   (1,964)  $     (932)  $   (2,053)

Cash and cash equivalents, beginning of year                                    3,305        4,237        6,290
                                                                           ----------   ----------   ----------

Cash and cash equivalents, end of year                                     $    1,341   $    3,305   $    4,237
                                                                           ==========   ==========   ==========

Supplemental disclosures of cash flow information
    Cash paid during the year for
       Interest                                                            $    5,162   $    4,029   $    2,966
       Income taxes                                                               750          315        1,045

Supplemental schedule of noncash investing activities
    Amount due to broker for purchase of securities                                 -            -        1,558
    Transfers from loans to real estate owned                                       -          454            -


--------------------------------------------------------------------------------
          See accompanying notes to consolidated financial statements.

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999, and 1998
          (Table amounts in thousands, except share and per share data)

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The accompanying consolidated financial statements include the accounts of PS Financial, Inc. (the Company) and its wholly owned subsidiary, Preferred Savings Bank (the Bank) (collectively, the Consolidated Group). On November 1, 1999, the Bank sold its wholly owned subsidiary, Preferred Service Corporation, which had engaged in limited insurance activities to an unrelated party. All significant intercompany balances and transactions have been eliminated.

BUSINESS: The only business of the Company is the ownership of the Bank. The Bank is a federally-chartered stock savings bank. Through its main office, the Bank offers a variety of financial services to customers in Chicago, Illinois. Financial services consist primarily of consumer loans secured by residential real estate and savings, certificates of deposit, and checking accounts. The Company's banking operations are considered by management to be aggregated in one reportable operating segment.

SECURITIES: Securities are classified as held-to-maturity when the Company has the positive intent and ability to hold those securities to maturity. Accordingly, they are stated at cost, adjusted for amortization of premiums and accretion of discounts. All other securities are classified as available-for-sale since the Company may decide to sell those securities in response to changes in market interest rates, liquidity needs, changes in yields or alternative investments, and for other reasons. These securities are carried at market value with unrealized gains and losses charged or credited, net of income taxes, to a valuation allowance included as a separate component of other comprehensive income (loss). Federal Home Loan Bank stock, which is a restricted equity security, is carried at cost. Realized gains and losses on disposition are based on the net proceeds and the adjusted carrying amounts of the securities sold, using the specific identification method.

LOANS RECEIVABLE: Loans receivable are stated at unpaid principal balances, less the allowance for loan losses, and net of deferred loan origination fees and discounts.

ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes that the uncollectibility of a loan balance is confirmed

--------------------------------------------------------------------------------
                                  (Continued)

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999, and 1998
          (Table amounts in thousands, except share and per share data)

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

LOAN INTEREST INCOME: Interest on loans is accrued over the term of the loans based upon the principal outstanding. Management reviews loans delinquent 90 days or more to determine whether the interest accrual should be discontinued. The carrying values of impaired loans are periodically adjusted to reflect cash payments, revised estimates of future cash flows, and increases in the present value of expected cash flows due to the passage of time. Cash payments representing interest income are reported as such. Other cash payments are reported as reductions in carrying value, while increases or decreases due to changes in estimates of future payments and due to the passage of time are reported as adjustments to the provision for loan losses.

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

INCOME TAXES: The Company and its subsidiary file a consolidated income tax return. The provision for income taxes is based on an asset and liability approach which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

EMPLOYEE STOCK OWNERSHIP PLAN: The cost of shares issued to the ESOP but not yet allocated to participants is presented in the consolidated balance sheet as a reduction of stockholders' equity. Compensation expense is recorded based on the market price of the shares as they are committed to be released for allocation to participant accounts. The difference between the market price and the costs of shares committed to be released is recorded as an adjustment to paid-in capital. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are reflected as a reduction of debt.

--------------------------------------------------------------------------------
                                  (Continued)

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999, and 1998
          (Table amounts in thousands, except share and per share data)

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

NEW ACCOUNTING PRONOUNCEMENTS: Beginning January 1, 2001, a new accounting standard will require all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. Adoption of this standard on January 1, 2001 did not have a material effect.

--------------------------------------------------------------------------------
                                  (Continued)

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999, and 1998
          (Table amounts in thousands, except share and per share data)

--------------------------------------------------------------------------------

NOTE 2 - SECURITIES AVAILABLE-FOR-SALE

Securities available-for-sale are summarized as follows:

                                                                                 Gross        Gross
                                                                  Amortized   Unrealized   Unrealized     Fair
                                                                    Cost         Gains       Losses       Value
                                                                    ----         -----       ------       -----
December 31, 2000
-----------------
    U.S. Treasury securities and obligations of U.S.
      government agencies                                       $   26,832   $     15   $     (347)  $    26,500
    Municipal securities                                             8,929         10         (362)        8,577
    Equity securities                                                1,121          -         (110)        1,011
                                                                ----------   --------   ----------   -----------
                                                                    36,882         25         (819)       36,088
    Mortgage-backed securities available-for-sale
       Federal Home Loan Mortgage Corporation                        1,070          -          (29)        1,041
       Federal National Mortgage Association                         2,289          -          (82)        2,207
       Government National Mortgage Association                      1,353          6            -         1,359
                                                                ----------   --------   ----------   -----------
                                                                     4,712          6         (111)        4,607
                                                                ----------   --------   ----------   -----------

                                                                $   41,594   $     31   $     (930)  $    40,695
                                                                ==========   ========   ==========   ===========

December 31, 1999
-----------------
    U.S. Treasury securities and obligations of U.S.
      government agencies                                       $   26,830   $      -   $   (1,200)  $    25,630
    Municipal securities                                             8,843          -         (840)        8,003
    Equity securities                                                2,135          -         (218)        1,917
                                                                ----------   --------   ----------   -----------
                                                                    37,808          -       (2,258)       35,550
    Mortgage-backed securities available-for-sale
       Federal Home Loan Mortgage Corporation                        1,213          -          (58)        1,155
       Federal National Mortgage Association                         2,707          -          (51)        2,656
       Government National Mortgage Association                      1,852          -          (27)        1,825
                                                                ----------   --------   ----------   -----------
                                                                     5,772          -         (136)        5,636
                                                                ----------   --------   ----------   -----------

                                                                $   43,580   $      -   $   (2,394)  $    41,186
                                                                ==========   ========   ==========   ===========

Sales and calls of securities are summarized as follows:

                                                                          For the Years Ended December 31,
                                                                          -------------------------------
                                                                          2000          1999         1998
                                                                          ----          ----         ----

     Proceeds from sales and calls                                     $    910      $  5,763     $  5,799
     Gross realized gains                                                     -            22           43
     Gross realized losses                                                 (103)         (108)           -


--------------------------------------------------------------------------------
                                  (Continued)

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999, and 1998
          (Table amounts in thousands, except share and per share data)

--------------------------------------------------------------------------------

NOTE 2 - SECURITIES (Continued)

Contractual maturities of securities available-for-sale at December 31, 2000 were as follows. Securities not due at a single maturity date, primarily mortgage-backed and equity securities, are shown separately.

                                                                                 -------December 31, 2000-----
                                                                                        -----------------
                                                                                     Amortized          Fair
                                                                                       Cost             Value
                                                                                       ----             -----
         Due from one to five years                                                 $     2,749    $     2,731
         Due after five years to ten years                                               23,552         23,222
         Due after ten years                                                              9,460          9,124
         Equity securities                                                                1,121          1,011
         Mortgage-backed securities                                                       4,712          4,607
                                                                                    -----------    -----------

                                                                                    $    41,594    $    40,695
                                                                                    ===========    ===========

Securities with a carrying amount of $16,290,000 at December 31, 2000 and 1999 were pledged to secure FHLB advances.


NOTE 3 - LOANS RECEIVABLE


Loans receivable consist of the following at:
                                                                                    -------December 31,-------
                                                                                           -----------
                                                                                       2000            1999
                                                                                       ----            ----
     First mortgage loans
         Principal balances
              Secured by one-to-four-family residences                              $    53,661    $    56,408
              Home equity loans                                                              49              -
              Secured by other properties                                                 8,763          9,446
              Secured by commercial real estate                                           5,443          6,380
              Construction loans                                                            466            499
                                                                                    -----------    -----------
                                                                                         68,382         72,733
         Less net deferred loan origination fees                                           (245)          (294)
                                                                                    -----------    -----------
              First mortgage loans, net                                                  68,137         72,439
     Share loans                                                                              6              6
     Less allowance for loan losses                                                        (281)          (266)
                                                                                    -----------    -----------

                                                                                    $    67,862    $    72,179
                                                                                    ===========    ===========

--------------------------------------------------------------------------------
                                  (Continued)

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999, and 1998
          (Table amounts in thousands, except share and per share data)

--------------------------------------------------------------------------------

NOTE 3 - LOANS RECEIVABLE (Continued)

The principal balance of loans greater than 90 days delinquent on nonaccrual status at December 31, 2000 and 1999 was approximately $543,000 and $1,255,000. The interest income that would have been recorded under the original terms of such loans approximated $43,000 and $106,000 for the years ended December 31, 2000 and 1999.

The Bank did not have any impaired loans during 2000, 1999, or 1998.


NOTE 4 - ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses is summarized as follows:

                                                                   -----------Years Ended December 31,----------
                                                                              ------------------------
                                                                        2000           1999            1998
                                                                        ----           ----            ----

     Balance, beginning of year                                      $       266    $       258    $       186
     Provision for loan losses                                                15             15             80
     Charge-offs                                                               -             (7)           (19)
     Recoveries                                                                -              -             11
                                                                     -----------    -----------    -----------

         Balance, end of year                                        $       281    $       266    $       258
                                                                     ===========    ===========    ===========

NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment consist of the following at:

                                                                                    --------December 31,-------
                                                                                            -----------
                                                                                       2000            1999
                                                                                       ----            ----

     Land                                                                           $        95    $        95
     Building and improvements                                                              542            541
     Furniture and equipment                                                                456            360
                                                                                    -----------    -----------
         Total cost                                                                       1,093            996
     Accumulated depreciation                                                               599            519
                                                                                    -----------    -----------

                                                                                    $       494    $       477
                                                                                    ===========    ===========

--------------------------------------------------------------------------------
                                  (Continued)

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999, and 1998
          (Table amounts in thousands, except share and per share data)

--------------------------------------------------------------------------------

NOTE 6 - DEPOSITS

The aggregate amount of short-term jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $8,179,000 at December 31, 2000 and $6,030,000 at December 31, 1999.

At December 31, 2000, scheduled maturities of certificates of deposit are as follows:

                        2001                             $    36,709
                        2002                                   2,586
                        2003                                   1,220
                        2004                                     106
                        2005 and thereafter                      170
                                                         -----------

                                                         $    40,791


NOTE 7 - ADVANCES FROM THE FEDERAL HOME LOAN BANK AND OTHER
  BORROWINGS

Advances from the Federal Home Loan Bank of Chicago and other borrowings were as follows:

                                                                                ---------December 31,------
                                                                                         ------------
                               Description                                          2000           1999
                               -----------                                          ----           ----


         Amortizing; matures July 2005; 6.40% interest rate                     $    2,066     $     2,167

         Amortizing; matures July 2005; 5.76% interest rate                          4,198           4,414

         Amortizing; matures August 2005; 5.81% interest rate                          851             894

         Fixed  terms; mature May 2001 through September 2009;
         range of rates 5.08% to 6.50%; average rate 6.06%                          29,030          29,930

         $661,329 margin loan, interest payments due at prime rate
         less 50 basis points (9.00% at December 31, 2000); secured
         by marginable securities                                                        2               -
                                                                                ----------     -----------

                                                                                $   36,147     $    37,405
                                                                                ==========     ===========

--------------------------------------------------------------------------------
                                  (Continued)

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999, and 1998
          (Table amounts in thousands, except share and per share data)

--------------------------------------------------------------------------------


NOTE 7 - ADVANCES FROM THE FEDERAL HOME LOAN BANK AND OTHER
  BORROWINGS (Continued)

The Company has a $1,000,000 secured line of credit maturing March 3, 2001, interest payments due quarterly at the three-month LIBOR plus 200 basis points (rate of 8.77% at December 31, 2000); secured by 100% of the outstanding shares of the Bank's stock. There was no balance outstanding at December 31, 2000. The Bank has available an open line with the FHLB at December 31, 2000. Availability under this open line is dependent on the level of the Bank's assets that can be pledged.

The secured line of credit includes the following covenants at December 31, 2000: (1) the bank must maintain risk-based capital/risk-weighted assets ratio of not less than 10.00%, (2) the bank must maintain Tier 1 capital /risk-weighted assets of 6.00%, (3) the Bank must maintain Tier 1 capital/average total assets of 5.00%, (4) and the Bank must have a minimum annual return on assets of 0.60%. The Corporation had complied with these covenants at December 31, 2000.

Scheduled repayments and maturities of the Federal Home Loan Bank of Chicago advances at December 31, 2000 are as follows:

                      2001                              $     1,000
                      2002                                    1,030
                      2003                                    4,000
                      2004                                    4,000
                      2005 and thereafter                    26,115
                                                        -----------

                                                        $    36,145
                                                        ===========

The Company will incur a penalty if the advances are repaid prior to their maturity dates.

The Company maintains a collateral pledge agreement covering secured advances whereby the Company has agreed to at all times keep on hand, free of all other pledges, liens, and encumbrances, whole first mortgage loans on improved residential property not more than 90-days delinquent aggregating no less than 167% of the outstanding secured advances from the Federal Home Loan Bank of Chicago. Securities are also pledged as collateral as discussed in Note 2.

At December 31, 2000, $23,000,000 of FHLB advances had various call provisions.

--------------------------------------------------------------------------------
                                  (Continued)

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999, and 1998
          (Table amounts in thousands, except share and per share data)

--------------------------------------------------------------------------------

NOTE 8 - EARNINGS PER SHARE

A reconciliation of the numerators and denominators for earnings per common share computations for the years ended December 31, 2000, 1999, and 1998 is presented below.

                                                                      ----------Years Ended December 31,--------
                                                                                ------------------------
                                                                          2000            1999           1998
                                                                          ----            ----           ----
BASIC EARNINGS PER SHARE
    Net income                                                        $      1,216   $      1,604   $      1,500
                                                                      ============   ============   ============

    Weighted average common shares outstanding                           1,275,374      1,590,171      1,798,464
                                                                      ============   ============   ============

    Basic earnings per share                                             $    .95       $    1.01       $    .83
                                                                         ========       =========       ========

EARNINGS PER SHARE ASSUMING DILUTION
     Net income                                                       $      1,216   $      1,604   $      1,500
                                                                      ============   ============   ============

    Weighted average common shares outstanding                           1,275,374      1,590,171      1,798,464
    Add dilutive effect of assumed exercises:
       Incentive stock options                                               2,562          1,596         21,647
       Stock awards                                                              -              -          1,125
                                                                      ------------   ------------   ------------
    Weighted average common and dilutive
      potential common shares outstanding                                1,277,936      1,591,767      1,821,236
                                                                      ============   ============   ============

       Diluted earnings per share                                        $    .95       $    1.01       $    .82
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

--------------------------------------------------------------------------------
                                  (Continued)

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999, and 1998
          (Table amounts in thousands, except share and per share data)

--------------------------------------------------------------------------------


NOTE 9 - REGULATORY CAPITAL (Continued)

At year end, actual capital levels of the Bank and minimum required levels were:

                                                                                               Minimum Required
                                                                                                  to Be Well
                                                                         Minimum Required      Capitalized Under
                                                                            for Capital        Prompt Corrective
                                                         Actual          Adequacy Purposes    Action Regulations
                                                         ------          -----------------    ------------------
                                                  Amount      Ratio     Amount      Ratio     Amount      Ratio
                                                  ------      -----     ------      -----     ------      -----
2000
----
Total capital (to risk-weighted assets)          $  15,590    27.1%    $   4,308     8.0%    $  5,386     10.0%
Tier 1 (core) capital (to risk-weighted assets)     14,309    26.6         2,154     4.0        3,231      6.0
Tier 1 (core) capital (to adjusted total assets)    14,309    12.6         4,531     4.0        5,664      5.0
Tangible capital (to adjusted total assets)         14,309    12.6         1,699     1.5          N/A      N/A

1999
----
Total capital (to risk-weighted assets)          $  14,233    24.8%    $   4,592     8.0%    $  5,740     10.0%
Tier 1 (core) capital (to risk-weighted assets)     13,967    24.3         2,296     4.0        3,444      6.0
Tier 1 (core) capital (to adjusted total assets)    13,967    11.8         4,748     4.0        5,935      5.0
Tangible capital (to adjusted total assets)         13,967    11.8         1,781     1.5          N/A      N/A


As of December 31, 2000, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.


NOTE 10 - INCOME TAXES

The provision for income taxes consists of the following:

                                                                     --------Years Ended December 31,---------
                                                                             -----------------------
                                                                        2000           1999            1998
                                                                        ----           ----            ----
     Current
         Federal                                                     $       541    $       598    $       450
         State                                                                (3)            45             (5)
                                                                     -----------    -----------    -----------
                                                                             538            643            445
     Deferred                                                                 60            (37)           279
     Change in valuation allowance                                           (88)             -              -
                                                                     -----------    -----------    -----------

         Income tax expense                                          $       510    $       606    $       724
                                                                     ===========    ===========    ===========

--------------------------------------------------------------------------------
                                  (Continued)

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999, and 1998
          (Table amounts in thousands, except share and per share data)

--------------------------------------------------------------------------------

NOTE 10 - INCOME TAXES (Continued)

The net deferred tax liability included in other liabilities in the accompanying consolidated statements of financial condition consists of the following at:

                                                                                    --------December 31,-------
                                                                                            -----------
                                                                                       2000             1999
                                                                                       ----             ----
     Gross deferred tax liabilities
         Deferred loan fees                                                         $      (163)   $      (163)
         Accrual to cash                                                                    (51)          (102)
         Accumulated depreciation                                                           (56)           (49)
         FHLB stock dividend                                                                (71)           (14)
         ESOP expense                                                                       (16)           (28)
         Other                                                                              (14)           (33)
                                                                                    -----------    -----------
                                                                                           (371)          (389)
     Gross deferred tax assets
         Loan loss reserve                                                                  105             99
         Capital loss carryforward                                                           12            100
         Stock awards                                                                        43             39
         Unrealized net loss on securities available-for-sale                               348            911
                                                                                    -----------    -----------
                                                                                            508          1,149
         Valuation allowance                                                               (141)          (229)
                                                                                    -----------    -----------

              Net deferred tax asset (liability)                                    $        (4)   $       531
                                                                                    ===========    ===========


The valuation allowance relates to capital loss carryforwards, unrealized net losses on equity securities, and other items that may not be recoverable. During 2000, approximately $88,000 of capital loss carryforwards expired.



--------------------------------------------------------------------------------

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999, and 1998
          (Table amounts in thousands, except share and per share data)

--------------------------------------------------------------------------------

NOTE 10 - INCOME TAXES (Continued)

The income tax provision differs from the amounts determined by applying the statutory U.S. federal income tax rate as a result of the following items:

                                   --------------------------Years Ended December 31,--------------------------
                                                             ------------------------
                                         2000                           1999                       1998
                                         ----                           ----                       ----
                                   Amount     Percent           Amount        Percent       Amount       Percent
                                   ------     -------           ------        -------       ------       -------
    Income tax computed
      at the statutory rate      $     587         34.0%       $     751        34.0%     $     756         34.0%
    Deferred tax valuation
      allowance                        (88)        (5.1)               -         -                -          -
    Tax exempt income,
      net of disallowed
      interest expense                 (75)        (4.3)            (116)       (5.3)           (30)        (1.3)
    Other                               88          5.1              (58)       (2.6)           (26)        (1.2)
                                 ---------     --------        ---------    --------      ---------      -------
       Total federal
         income tax                    512         29.7              577        26.1            700         31.5
    State income tax,
      net of federal tax
      benefit                           (2)        (0.1)              29         1.3             24          1.1
                                 ---------     --------        ---------    --------      ---------      -------

                                 $     510         29.6%       $     606        27.4%     $     724         32.6%
                                 =========     ========        =========    ========      =========      =======


Under the Internal Revenue Code, the Bank may, for tax purposes, deduct a provision for bad debts in excess of such provisions recorded in the financial statements. Retained earnings at December 31, 2000 includes approximately $1,514,000, consisting of bad debt deductions accumulated prior to 1988, on which no provision for federal income taxes has been made. The related amount of unrecognized deferred tax liability was approximately $586,000.


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


--------------------------------------------------------------------------------
                                  (Continued)

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999, and 1998
          (Table amounts in thousands, except share and per share data)

--------------------------------------------------------------------------------

NOTE 11 - STOCK-BASED COMPENSATION PLANS (Continued)

Company's contributions exceed the minimum debt service requirements, additional principal payments will be made.

Information related to the ESOP for the years ended December 31, 2000, 1999, and 1998 was:

                                                                      2000            1999             1998
                                                                      ----            ----             ----

     Shares committed to be released                                    9,647            9,602           9,602
     Average fair value of shares committed
       to be released                                            $      11.27      $     10.68     $     13.75
     Compensation expense                                                 108              102             132


ESOP shares have been reduced by 1,756 as of December 31, 1999 because of terminations.

Shares held by the ESOP at December 31 are as follows:

                                                                     2000            1999              1998
                                                                     ----            ----              ----

     Allocated shares                                                 84,719            75,072            67,181
     Unallocated shares                                               88,095            97,742           107,389
                                                                ------------    --------------    --------------

         Total ESOP shares                                           172,814           172,814           174,570
                                                                ============    ==============    ==============

     Fair value of unallocated shares                           $        925    $        1,161    $        1,074
                                                                ============    ==============    ==============

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



--------------------------------------------------------------------------------
                                  (Continued)

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999, and 1998
          (Table amounts in thousands, except share and per share data)

--------------------------------------------------------------------------------

NOTE 11 - STOCK-BASED COMPENSATION PLANS (Continued)

A summary of the status of the Company's stock option plan and changes during the year are presented below:

                                  -----------2000------------  -----------1999----------     ------------1998----------
                                               Weighted-                     Weighted-                    Weighted-
                                                Average                       Average                      Average
                                               Exercise                      Exercise                     Exercise
                                  Shares         Price         Shares          Price         Shares         Price
                                  ------         -----         ------          -----         ------         -----

    Outstanding at
      beginning of year            167,350     $  11.02          167,350    $   11.02         173,750     $   11.02
    Granted                              -                             -                            -
    Exercised                            -                             -                            -
    Forfeited                            -                             -                       (6,400)
                               -----------                   -----------                  -----------

       Outstanding at
         end of year               167,350                       167,350                      167,350
                               ===========                   ===========                  ===========

    Options exercisable
      at end of year               101,690                        68,220                       34,750


At December 31, 2000, the options have a remaining life of 6.5 years before expiration and are not fully vested. The exercise price equaled the market value on the date the options were granted.

The Company applies APB Opinion 25 and related Interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized at the date of grant. Had compensation cost been determined based on the fair value at the grant dates for awards under the plan consistent with the method of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts in the table below. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period.

                                                                         2000           1999            1998
                                                                         ----           ----            ----

     Net income as reported                                          $     1,216    $     1,604    $     1,500
     Pro forma net income                                                  1,118          1,506          1,394
     Earnings per share as reported
         Basic                                                              .95            1.01            .83
         Diluted                                                            .95            1.01            .82
     Pro forma earnings per share
         Basic                                                              .88             .95            .78
         Diluted                                                            .88             .95            .77


--------------------------------------------------------------------------------
                                  (Continued)

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999, and 1998
          (Table amounts in thousands, except share and per share data)

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

In connection with the conversion to stock ownership, the Company adopted a Management Recognition and Retention Plan (MRP). In 1997, the Company contributed $1.3 million allowing the MRP to acquire 87,285 shares of common stock of the Company, at an average cost of $14.00 per share, with 64,006 shares awarded to directors and key employees. 1,600 shares were forfeited in 1998 and an additional 1,175 and 725 shares were awarded in 2000 and 1999. These shares vest over a five-year period. The unamortized cost of shares not yet earned (vested) is reported as a reduction of stockholders' equity. MRP compensation expense totaled $184,490, $174,453, and $175,951 for the years ended December 31, 2000, 1999, and 1998.

A summary of the activity under the MRP is presented below:

                                     ---------2 0 0 0--------  ---------1 9 9 9--------  ---------1 9 9 8---------
                                              -------                   -------                   -------
                                      Unearned     Unawarded     Unearned     Unawarded    Unearned     Unawarded
                                       Shares       Shares        Shares       Shares       Shares       Shares
                                       ------       ------        ------       ------       ------       ------
   Number of shares at
     beginning of year                   37,929       24,154       49,605       24,879       64,006       23,279
   Acquired                                                             -            -            -            -
   Awarded                                1,175       (1,175)         725         (725)           -            -
   Earned                               (12,546)           -      (12,401)           -      (12,801)           -
   Forfeited                                  -            -            -            -       (1,600)       1,600
                                      ---------    ---------    ---------    ---------    ---------     --------

   Number of shares at
     end of year                         26,558       22,979       37,929       24,154       49,605       24,879
                                      =========    =========    =========    =========    =========     ========


Unearned shares and unawarded shares under the MRP are not considered outstanding for earnings per share calculations.


--------------------------------------------------------------------------------
                                  (Continued)

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999, and 1998
          (Table amounts in thousands, except share and per share data)

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

At December 31, 2000 and 1999 these financial instruments consisted of commitments to extend credit and unused lines of credit. Unused lines of credit were $89,000 at December 31, 2000, and commitments to extend credit were $377,800 at December 31, 1999.

Since many commitments expire without being used, the amounts above do not necessarily represent future cash commitments. Collateral may be obtained upon exercise of a commitment. The amount of collateral is determined by management and may include residential real estate.

Interest-bearing deposit accounts in other financial institutions potentially subject the Company and the Bank to concentrations of credit risk. At December 31, 2000 and 1999, the Consolidated Group had deposit accounts at the Federal Home Loan Bank of Chicago with balances totaling approximately $1,408,000 and $2,212,000.

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


NOTE 13 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The approximate carrying amount and estimated fair value of financial instruments is as follows:

                                                      -------December 31,2000---- -----December 31,1999----
                                                          Carrying        Fair        Carrying         Fair
                                                            Value         Value         Value          Value
                                                            -----         -----         -----          -----
    Financial assets
    ----------------
       Cash on hand and in banks                        $      333     $      333    $      868    $      868
       Interest-bearing deposits in other
         financial institutions                              1,008          1,008         2,437         2,437
       Interest-bearing term deposits in other
         financial institutions                                153            153           159           159
       Securities available-for-sale                        40,695         40,695        41,186        41,186
       Loans receivable, net                                67,862         67,341        72,179        71,170
       Federal Home Loan Bank stock                          2,034          2,034         1,927         1,927
       Accrued interest receivable                           1,058          1,058         1,051         1,051


--------------------------------------------------------------------------------
                                  (Continued)

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999, and 1998
          (Table amounts in thousands, except share and per share data)

--------------------------------------------------------------------------------

NOTE 13 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
  (Continued)

                                                      -------December 31, 2000----  -----December 31, 1999----
                                                             -----------------           -----------------
                                                          Carrying        Fair        Carrying         Fair
                                                            Value         Value         Value          Value
    FINANCIAL LIABILITIES
       Non-interest-bearing deposits                    $     (531)    $     (531)   $     (326)   $     (326)
       Money market and passbook savings                   (19,272)       (19,272)      (20,085)      (20,085)
       Certificates of deposits                            (40,791)       (41,046)      (43,572)      (43,778)
       Advances from borrowers for taxes and
         insurance                                            (648)          (648)         (733)         (733)
       Advances from the Federal Home Loan
         Bank and other borrowings                         (36,147)       (36,126)      (37,405)      (33,092)
       Accrued interest payable                               (438)          (438)         (430)         (430)


For purposes of the above, the following assumptions were used. The estimated fair value for cash, interest-bearing deposits with financial institutions, Federal Home Loan Bank stock, accrued interest receivable, money market and savings deposits, and accrued interest payable is considered to approximate their carrying values. The estimated fair value for securities available-for-sale is based on quoted market values for the individual securities or for equivalent securities. The estimated fair value for loans is based on estimates of the rate the Bank would charge for similar loans at December 31, 2000 and 1999, applied for the time period until estimated payment. The estimated fair values of certificates of deposit and FHLB advances and other borrowings are based on estimates of the rates the Bank would pay on such financial instruments at December 31, 2000 and 1999, applied for the time period until maturity. Loan commitments are not included in the table above as their estimated fair value is immaterial.

Other assets and liabilities of the Bank that are not defined as financial instruments, such as property and equipment, are not included in the above disclosures.

While the above estimates are based on management's judgment of the most appropriate factors, there is no assurance that were the Bank to have disposed of these items on December 31, 2000 and 1999, the fair values would have been achieved, because the market value may differ depending on the circumstances. The estimated fair values at December 31, 2000 and 1999 should not necessarily be considered to apply at subsequent dates.


--------------------------------------------------------------------------------
                                  (Continued)

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999, and 1998
          (Table amounts in thousands, except share and per share data)

--------------------------------------------------------------------------------

NOTE 14 - OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows.

                                                                         2000           1999            1998
                                                                         ----           ----            ----
     Unrealized holding gains (losses) on
       securities available-for-sale                                 $     1,392    $    (2,483)   $      (201)
     Less reclassification adjustments for gains
       (losses) recorded in income                                          (103)           (86)            43
                                                                     -----------    -----------    -----------
     Net unrealized gains and (losses)                                     1,495         (2,397)          (244)
     Tax effect                                                             (563)           912             93
                                                                     -----------    -----------    -----------

     Other comprehensive income (loss)                               $       932    $    (1,485)   $      (151)
                                                                     ===========    ===========    ===========


NOTE 15 - PARENT COMPANY FINANCIAL STATEMENTS

Presented below are the condensed statements of financial condition, income, and cash flows for PS Financial, Inc.

                   CONDENSED STATEMENTS OF FINANCIAL CONDITION
                           December 31, 2000 and 1999

                                                                                       2000            1999
                                                                                       ----            ----
ASSETS
Cash and cash equivalents                                                           $       157    $     3,250
Securities available-for-sale                                                             1,012          1,916
ESOP loan                                                                                   838            903
Investment in bank subsidiary                                                            13,825         12,620
Accrued interest receivable and other assets                                                194            183
                                                                                    -----------    -----------

                                                                                    $    16,026    $    18,872
                                                                                    ===========    ===========

STOCKHOLDERS' EQUITY                                                                $    16,026    $    18,872
                                                                                    ===========    ===========

--------------------------------------------------------------------------------
                                  (Continued)

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999, and 1998
          (Table amounts in thousands, except share and per share data)

--------------------------------------------------------------------------------


NOTE 15 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)


                         CONDENSED STATEMENTS OF INCOME
              For the years ended December 31, 2000, 1999, and 1998

                                                                        2000           1999             1998
                                                                        ----           ----             ----
Income
     Interest on deposit with Bank                                   $         3    $        17    $         -
     Securities interest income                                              156            288            263
     ESOP loan interest income                                                62             56             80
     Dividend income from subsidiary                                       1,425          3,000          7,120
     Gain (loss) on sales of securities                                     (103)           (30)            33
                                                                     -----------    -----------    -----------
         Total income                                                      1,543          3,331          7,496

Other expenses                                                               395            203            199
                                                                     -----------    -----------    -----------

INCOME BEFORE INCOME TAXES AND EQUITY (EXCESS) IN
  UNDISTRIBUTED EARNINGS OF BANK SUBSIDIARY                                1,148          3,128          7,297

Income taxes (benefit)                                                       (77)           (21)            16
                                                                     -----------    -----------    -----------

INCOME BEFORE EQUITY (EXCESS) IN UNDISTRIBUTED
  EARNINGS OF BANK SUBSIDIARY                                              1,225          3,149          7,281

Excess in undistributed earnings of bank subsidiary                           (9)        (1,545)        (5,781)
                                                                     -----------    -----------    -----------

Net income                                                           $     1,216    $     1,604    $     1,500
                                                                     ===========    ===========    ===========

--------------------------------------------------------------------------------
                                  (Continued)

                               PS FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999, and 1998
          (Table amounts in thousands, except share and per share data)

--------------------------------------------------------------------------------


NOTE 15 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

                       CONDENSED STATEMENTS OF CASH FLOWS
              For the years ended December 31, 2000, 1999, and 1998

                                                                           2000            1999         1998
                                                                           ----            ----         ----
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                                          $     1,216   $     1,604   $     1,500
    Adjustments to reconcile net income to net cash
     from operating activities
       Amortization of discounts and premiums on securities                       -             -             2
       Excess undistributed earnings of bank subsidiary                           9         1,545         5,781
       (Gain) loss on sale of securities                                        103            30           (33)
       Change in
          Other assets                                                          (52)           35            (9)
          Other liabilities                                                       -             -          (690)
                                                                        -----------   -----------   -----------
              Net cash from operating activities                              1,276         3,214         6,551

CASH FLOWS FROM INVESTING ACTIVITIES
    Purchase of securities available-for-sale                                     -             -        (4,299)
    Proceeds from sale of securities available-for-sale                           -            92         5,172
    Proceeds from repayment of securities                                         -             -            14
    Proceeds from maturities of securities                                      910         1,150           330
    Capital contribution to subsidiary                                          (58)          (58)          (83)
                                                                        -----------   -----------   -----------
       Net cash from investing activities                                       852         1,184         1,134

CASH FLOWS FROM FINANCING ACTIVITIES
    Purchases of treasury stock                                              (4,523)       (1,666)       (2,863)
    Payment received on loan to ESOP                                             65            70           720
    Dividends paid                                                             (763)         (883)       (8,405)
                                                                        -----------   -----------   -----------
       Net cash from financing activities                                    (5,221)       (2,479)      (10,548)
                                                                        -----------   -----------   -----------

Net change in cash and cash equivalents                                      (3,093)        1,919        (2,863)

Cash and cash equivalents at beginning of year                                3,250         1,331         4,194
                                                                        -----------   -----------   -----------

Cash and cash equivalents at end of year                                $       157   $     3,250   $     1,331
                                                                        ===========   ===========   ===========



                    PS FINANCIAL, INC. CORPORATE INFORMATION

BOARD OF DIRECTORS                      SHAREHOLDER INFORMATION                       SHAREHOLDER MEETING
                                                                                      The Annual Meeting of Stockholders
CHAIRMAN OF THE BOARD                   CORPORATE HEADQUARTERS                        will be held at 11:00 a.m., Chicago,
                                        PS Financial, Inc.                            Illinois time on May 16, 2001
SYLVESTER J. PTAK                       4800 S. Pulaski Road                          at the main office of PS Financial,
CHAIRMAN PS FINANCIALM INC.             Chicago, Illinois 60632 773-376-3800.         Inc., 4800 South Pulaski Road,
                                                                                      Chicago, Illinois 60632
KIMBERLY P. ROONEY                      INVESTOR INFORMATION
PRESIDENT AND CEO, PS FINANCIAL, INC.   Investors and analysts interested in          FORM 10-K
                                        aditional information may contact:            A copy of PS Financial, Inc.'s
PAUL J. DUGGAN                          Kimberly P. Rooney, President                 Annual Report on Form 10-KSB for
PRESIDENT, JACKSON CAPITAL              PS Financial, Inc.                            the year ended December 31, 2000,
                                        4800 South Pulaski Road                       as filed with the Securities and
JEANNINE MCINERNEY                      Chicago, Illinois  60632                      Exchange Commission, may be
CLINICAL NURSE                          (773) 376-3800                                obtained without charge by contacting:
                                                                                      Jeffrey Przybyl
LORRAINE G. PTAK                        STOCK INFORMATION                             Chief Financial Officer
RETIRED                                 PS Financial trades on the                    PS Financial, Inc.
                                        NASDAQ National Market under                  4800 S Pulaski Road
EDWARD WOLAK                            the symbol "PSFI."                            Chicago, Illinois  60632-4195.
RETIRED
                                        TRANSFER AGENT AND REGISTRAR                  At March 29, 2001 there were
                                        First Bankers Trust Co.                       1,277,632 shares of PS Financial,
                                        1201 Broadway                                 Inc. common stock issued and
                                                                                      outstanding (including unallocated
                                        INDEPENDENT AUDITORS                          ESOP shares) held by 141
                                        Crowe, Chizek & Company                       stockholders of record.
                                        One Mid America Plaza
                                        P.O. Box 3697                                 MARKET SHARE PRICE AND
                                        Oak Brook, Illinois 60522-3697                DIVIDEND INFORMATION
                                                                                                         STOCK PRICE     DIVIDEND
                                        SPECIAL COUNSEL
                                        Silver, Freedman & Taff, L.L.P                                  HIGH     LOW       PAID
                                        1100 New York Avenue, N.W.                    ---------------- ------- -------- -----------
                                        Seventh Floor                                  1999
                                        Washington, D.C. 20005                         First Quarter    $10.38    $9.50       $0.13
                                                                                       Second Quarter    11.38     9.75        0.13
                                                                                       Third Quarter     11.50    10.50        0.14
                                                                                       Fourth Quarter    13.13    10.19        0.14

                                                                                       2000

                                                                                       First Quarter    $14.00   $10.75       $0.14
                                                                                       Second Quarter    12.00    10.88        0.15
                                                                                       Third Quarter     11.63    11.00        0.15
                                                                                       Fourth Quarter    11.50     9.75        0.15


                                                                 18